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Follow-Up Materials

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REGISTRANT'S NAME Toyota Industries

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5712 FISCAL YEAR 3-31-04

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DATE : 1/31/05

TOYOTA

TOYOTA INDUSTRIES (

File No. 82-5112

Exhibit 1

RECEIVED
2004 DEC 20 P 12: 08
FICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
3-31-04



Car Air-Conditioning Compressor

A PASSION FOR CREATION

Annual Report 2004

Year ended March 31, 2004






TOYOTA
TOYOTA INDUSTRIES CORPORATION
A PASSION
FOR
CREATION
Annual Report 2004

About the Cover

The cover of our Annual Report 2004 shows the motif of a car air-conditioning compressor, symbolizing Toyota Industries' passion for "creating things."

The car air-conditioning compressor functions as the "heart" of the air conditioner, enhancing passenger comfort by regulating the interior temperature of the vehicle. Toyota Industries became a leader in global markets by successively introducing revolutionary new products, such as continuous variable displacement compressors, compressors that use CO_2 as a refrigerant for fuel-cell hybrid vehicles and electrically driven compressors for hybrid cars.

Our car air-conditioning compressors integrate leading-edge technologies with superb quality and reliability, earning high acclaim not only from Toyota Motor Corporation but also from other major automakers. We began manufacturing car air-conditioning compressors in 1960; in April 2004, our cumulative production total reached 200 million units.

Our air-conditioning compressors symbolize Toyota Industries' unique passion. The growth of Toyota Industries' entire range of businesses has been driven by "passion for creation," "passion for marketing and "passion for manufacturing."

Profile

Toyota Industries Corporation was founded in 1926 by Sakichi Toyoda, a renowned master of invention in Japan, to manufacture automatic looms. His ambitions and passion have been inherited not only by Toyota Industries but also by the entire Toyota Group, and are driving the Toyota Group's current growth. Toyota Industries proceeded over the years to diversify into such fields as automobiles, materials handling equipment, electronics and logistics solutions. In line with its strategy of globalization, Toyota Industries has production facilities and sales networks not only in Japan but also in Europe, North America, China and other regions.

The business universe of Toyota Industries consists of four segments: Automobile, which comprises the vehicle (automobile assembly), engine and car air-conditioning compressor businesses; Materials Handling Equipment, which specializes in forklift trucks and other materials handling equipment; Textile Machinery, which covers the spinning and weaving machinery businesses; and Others, which includes electronics, logistics solutions and other businesses. Each of these segments already has or is building a secure footing in its particular fields.

As it carries out its activities in a diverse range of business domains, Toyota Industries is preserving the passion inherited from Sakichi Toyoda. Developing technological and market synergies among our various businesses to produce added value, we aim to achieve a conglomerate premium so that the worth of Toyota Industries as a whole adds up to more than the sum of its parts.

Definition of Terms

"Fiscal 2004" refers to the fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries" or "Toyota Industries Group" herein are to the Company and its 140 consolidated subsidiaries.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries Corporation and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following: 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition, 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restrictions, 13) share price fluctuations and 14) retirement benefit liabilities.

Contents

Financial Highlights

Toyota Industries Corporation
Years ended March 31, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	2004	2003	% change	**2004**
For The Year				
Net sales	**¥1,164,379**	¥1,069,219	8.9%	**$11,016,927**
Operating income	**52,631**	52,478	0.3	**497,975**
Ordinary income	**58,971**	51,375	14.8	**557,962**
Income before income taxes	**57,741**	43,670	32.2	**546,325**
Net income	**33,623**	21,934	53.3	**318,128**
Depreciation and amortization	**65,352**	59,154	10.5	**618,337**
Capital expenditures	**89,509**	87,559	2.2	**846,901**
Research and development expenses	**29,562**	29,705	(0.5)	**279,705**
Per share of common stock (yen, U.S. dollars):				
Net income — basic	**108.04**	70.19	53.9	**1.02**
Net income — diluted	**101.97**	62.90	62.1	**0.96**
Cash dividends	**24.00**	22.00	9.1	**0.23**
At Year-End				
Total assets	**¥2,011,995**	¥1,650,391	21.9%	**$19,036,758**
Shareholders' equity	**1,016,764**	738,868	37.6	**9,620,248**
Number of employees	**27,431**	25,030	9.6	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 105.69 yen = US$1, the approximate exchange rate on March 31, 2004.

Net Sales


(¥ Billion)
1,200
1,000
800
600
400
200
0
FY 00 01 02 03 04

Net Income


(¥ Billion)
40
30
20
10
0
FY 00 01 02 03 04

Total Assets


(¥ Billion)
2,500
2,000
1,500
1,000
500
0
FY 00 01 02 03 04

Shareholders' Equity


(¥ Billion)
1,200
1,000
800
600
400
200
0
FY 00 01 02 03 04

Note: The fiscal year ended March 31, 2004 is referred to as fiscal 2004 and other fiscal years are referred to in a corresponding manner.



Akira Yokoi
Chairman

Tadashi Ishikawa
President

Dear Shareholders:

The year ended March 31, 2004 ("fiscal 2004") was an encouraging year for us not only in terms of our business results, for which we believe there is room for improvement in several areas. Rather, fiscal 2004 was a year in which we confirmed that the measures and strategies we have been implementing are steadily yielding their intended results.

Our business strategies are based on our thorough focus on "creating things." Since our establishment, our approach to creating things has been characterized by deep-rooted passion and a sense of mission. This passion and sense of mission — nurtured by generations of employees throughout our history — are the source of our competitive strengths and one of our driving forces. We believe that we must pass down this "passion for creation" to the next generations of employees. Toyota Industries' "passion for creation" will remain unchanged in the years ahead even as the composition of our business evolves along with changes in the times.

Satisfactory Performance Overall

The economic climate during fiscal 2004 was generally favorable. Despite the sharp appreciation of the yen against the dollar as well as weak public investment, the Japanese economy achieved a mild recovery, thanks to growth in private-sector capital investment and exports. The world economy recorded robust growth overall, propelled by healthy expansion of the U.S. and Chinese economies, despite concerns about turmoil in Iraq in the aftermath of the war.

Under these economic conditions, Toyota Industries achieved excellent results, posting all-time highs in both consolidated net sales and profits. Consolidated net sales increased 8.9% to ¥1,164.4 billion. Consolidated operating income increased 0.3% to ¥52.6 billion, and consolidated ordinary income amounted to ¥59.0 billion, up 14.8%. Consolidated net income increased 53.3% to ¥33.6 billion. It is noteworthy that we have now achieved record-high net sales and ordinary income for five consecutive years amid sometimes less-than-favorable domestic economic conditions. Because we always aim for high objectives, we are not completely satisfied with some business results. However, we are confident our overall performance provides solid evidence that our strategies are sound and that management is navigating the company on the right course.

All Segments Maintain Favorable Results

Although the level of net sales and operating income varied by business segment, they were at a high level overall. A summary of business results by segment follows.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

The Automobile Segment, comprising vehicles, engines, car air-conditioning compressors and other businesses (including foundry parts for engines and electronic components for automobiles), accounted for 51.9% of consolidated net sales in fiscal 2004.

Net sales increased 1.4% over the previous fiscal year to ¥603.9 billion. Operating income decreased 8.6% to ¥27.5 billion. The increase in net sales mirrored ongoing favorable performance in sales of car air-conditioning compressors, the core business of the Automobile Segment. The decrease in operating income resulted from a drop in sales of the Engine Business and other factors.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment manufactures and markets mainly forklift trucks, warehouse trucks, automated storage and retrieval systems, and automatic guided vehicle systems, together with special-purpose vehicles, including aerial work platforms.

Net sales of the Materials Handling Equipment Segment for fiscal 2004 increased 18.9% over the previous fiscal year to ¥443.4 billion. The increase was due mainly to the inclusion of sales by Aichi Corporation ("Aichi"), a former affiliate that became a consolidated subsidiary in May 2003. Operating income amounted to ¥19.3 billion, up 19.6%.

Textile Machinery Segment

The Textile Machinery Segment engages mainly in the manufacture and sales of spinning machinery, primarily ring spinning frames, as well as such weaving machinery as air-jet looms. The Textile Machinery Segment dates back to the founding of Toyota Industries. Toyota Industries is one of the world's leading manufacturers of air-jet looms and spinning machinery.

Net sales of the Textile Machinery Segment decreased 5.7% to ¥46.0 billion, due chiefly to a decrease in sales of air-jet looms in China, our principal market. Operating income decreased 95.7% to ¥0.1 billion.

Others Segment

The Others Segment comprises electronics, logistics solutions and other businesses. This segment consists of businesses that we entered comparatively recently and that are thus small in scale. Nonetheless, we view these as strategic businesses that will serve as future pillars of growth.

Net sales increased 36.7% to ¥71.1 billion, reflecting the favorable results of TIBC Corporation, a joint venture with Ibiden Co., Ltd. that engages in the production of plastic package substrates, and Taikoh Transportation Group, which engages in transportation and other logistics businesses. Operating income increased 47.0% to ¥5.8 billion.

Principal Achievements in Fiscal 2004

During fiscal 2004, we implemented a host of strategies incorporating long-term perspectives. Several of the more noteworthy warrant particular mention.

Consolidation of Aichi Corporation

In May 2003, Toyota Industries increased its stake in Aichi from 34% of outstanding shares to 51% and incorporated Aichi into its network of consolidated subsidiaries. Aichi is Japan's top manufacturer of special-purpose vehicles, with a 66% share of the aerial work platform market in fiscal 2004. In fiscal 2004, Aichi achieved a dramatic improvement in results, thanks to fundamental structural reforms designed to enhance profits. It also benefited from higher demand for replacing special-purpose vehicles not meeting tighter exhaust emission standards for diesel trucks in Japan. Toyota Industries intends to continue providing Aichi with support in various areas such as production technology, procurement and personnel.

Entry into the Operations in Logistics Solutions Business

As one core business for driving future growth, Toyota Industries entered the Logistics Solutions Business. The business involves providing companies with logistics solutions that cover all phases of logistics, from logistics planning to the operation of distribution centers.

During fiscal 2004, we steadily secured orders for the operation of distribution centers and implemented a number of measures to expand our Logistics Solutions Business. These measures included the establishment of joint ventures with customers to carry out their logistics operations as well as the formation of alliances with logistics companies. As a prime example of such alliances, in March 2004 we signed a basic agreement with Fuji Logistics Co., Ltd. ("Fuji Logistics") and Fuji Electric Holdings Co., Ltd. to form a business and capital alliance covering all aspects of logistics services. In accordance with this agreement, Toyota Industries and Fuji Logistics established a joint venture that will serve as the nucleus of this alliance. The new company will undertake outsourced logistics from companies and offer new value-added logistics services.

Toyota Industries will seize various opportunities to strategically expand its Logistics Solutions Business.

Reinforced Overseas Production and Sales Networks for Forklift Trucks

Foreseeing further growth in the Chinese market, Toyota Industry (Kunshan) Co., Ltd., which produces foundry parts in Kunshan, Jiangsu Province, began local production of TOYOTA-brand 1-3 ton internal combustion counterbalanced forklift trucks — a mainstay product in China — in April 2003. Together with Toyota Tsusho Corporation, in May 2003, we established Toyota Material Handling (Shanghai) Co., Ltd. as a distributor of TOYOTA-brand forklift trucks in China. Primarily through this new company, which began operations in June 2003, we will establish an even stronger sales and after-sales structure as we build a solid dealer network in China.

In June 2003, Toyota Industries established Toyota Industries Corporation Australia Pty Limited ("TICA") in Sydney as a new distributor. TICA started operations in July 2003.

In January 2004, we established Toyota Industries Mercosur Ltda. in Brazil. This company started operations in April 2004 as a distributor for the two vital South American markets of Brazil and Argentina.

Toyota Industries is making notable headway in establishing overseas sales networks that will underpin growth in sales of forklift trucks and other materials handling equipment.

Ongoing Commitment to Improved Quality

Toyota Industries continually makes efforts to improve the quality of its products and services, both of which are crucial to ensuring customer satisfaction. Keenly aware that quality-related problems could jeopardize its future existence, Toyota Industries regards "thorough quality assurance" and "maintenance and improvement of quality" as supremely important management policies, and carries out group-wide quality-improvement activities. Extending beyond education in quality-control methods, these activities include the setting of ambitious quality targets in each division. Not only the director in charge of product quality and division managers (or an in-house company president), but also President Ishikawa and other top executives make on-site inspections to check the quality-improvement activities and confirm progress in reaching quality targets.

Personnel Development

On April 1, 2004, Toyota Industries opened its new Technical Training Center. Through this Center, we aim to strengthen education for workers who support Toyota Industries' production activities and raise the skill levels of employees — the key source of our strong competitiveness. Consisting of a wing for in-service training and another wing for practical training, the Center is four times larger than our previous training facility.

At the new Center, a one-year skills training course targeted at designated high-school graduate employees is taught by highly specialized instructors to cultivate future leaders for our manufacturing sites. Other courses aim to nurture highly advanced skills for work-site leaders (employees who have worked for around 10 years), as well as provide training in basic and specialized skills for general workers. We intend the Center to be the source for skilled workers not only for the Company, but also for the entire Toyota Industries Group. Initially, the Center will provide training for employees of domestic Group companies and then expand training to employees of overseas subsidiaries.

Aiming for Sustained Growth

Through growth in areas such as materials handling equipment, car air-conditioning compressors, vehicles, logistics solutions and electronics, Toyota Industries will do its utmost to achieve consolidated net sales of more than ¥1.2 trillion for fiscal 2006, ending March 31, 2006. We strive to achieve sustained business expansion by implementing management strategies from medium- to long-term perspectives.

Basically, we intend to further bolster the technologies and cost competitiveness of the Materials Handling Equipment Segment and Car Air-Conditioning Compressor Business. We are working on establishing a diesel engine production site in Poland to contribute to Toyota Motor Corporation's ("TMC") European strategy. We are making an entry into the Logistics Solutions Business in Japan, an expected growth sector where we can apply our extensive know-how and strengths. We also plan to promote new technologies and businesses, centering on the Electronics Business, that show potential for solid future growth. Other key measures include further developing our global operations, emphasizing thorough quality control, accelerating cost-reduction activities and cultivating highly motivated personnel who have a sense of mission and specialized knowledge of TPS.

Toyota Industries operates a diverse range of businesses. By strategically and organically combining know-how, key technologies and markets cultivated in each business, we believe we can create new value, so that the worth of Toyota Industries as a whole adds up to more than the sum of its parts.

Business Outlook for Fiscal 2005

We expect the business environment in fiscal 2005, ending March 2005, to be characterized by ongoing uncertainty. The Japanese economy appears to have finally moved onto a mild recovery track, but the direction of the U.S. and global economies remains unclear. This is further aggravated by exchange rate uncertainties, as well as concerns about rising prices for such raw and processed materials as crude oil and steel products.

In this management environment, we expect the Materials Handling Equipment Segment and Car Air-Conditioning Compressor Business to continue expanding their sales. In contrast, we anticipate that the Vehicle Business will see a decrease in production volume due to intensifying competition in the small car market and other factors. We also forecast lower sales for the Engine Business due to expected decreases in sales of 2UZ-type gasoline engines and C-type diesel engines. We expect sales in the Textile Machinery Segment to be hampered by tighter monetary policy in China.

In view of these factors, for fiscal 2005 we forecast consolidated net sales of ¥1.15 trillion, down 1.2% from fiscal 2004. However, we anticipate that cost-reduction measures and strategies to improve profits will result in consolidated ordinary income of ¥60.0 billion and consolidated net income of ¥34.0 billion, increases of 1.7% and 1.1%, respectively.

In striving to reach these targets, Toyota Industries will develop and market products that accurately reflect the needs of customers, raise the efficiency of business operations and management, and fortify its management structure to respond flexibly to changes in the business environment while maintaining its profitability. Toyota Industries has been successfully diversifying its operations and has established a structure that allows declines in earnings by one business to be absorbed by favorable performances in other businesses. This structure underlies Toyota Industries' ability to secure stable and long-term growth, even when there are some fluctuations in the business environment.

Note: *The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other party that the financial projections will be achieved. Current uncertain market trends in the global economy make it particularly difficult at present to predict product demand and other related matters.*

Looking Ahead

The management team of Toyota Industries — your company — sees its most crucial mission as raising corporate value by enhancing long-term and stable profitability. Therefore, we will emphasize dynamic and strategic business operations and strive toward building more efficient management systems, achieving stable growth in our businesses and steadily improving our business results. As a good corporate citizen, we will work to gain the trust of society through our environmental protection and social contribution activities, while taking a proactive approach to compliance and corporate governance.

For fiscal 2005, your company forecasts slightly slower growth in business results compared with previous years. Rest assured, however, that we expect this slowdown to be just a temporary pause. In fact, we view fiscal 2005 as a run-up period for attaining even stronger growth from fiscal 2006 onward. As we approach this next phase of new and sustained growth, we will re-examine and reinforce the superiority of each of our businesses as we work to build a solid foundation for growth. We will also step up our efforts to improve profitability in periods of sluggish sales.



Tadashi Ishikawa
President

In our message to you in last year's annual report, we noted that your company is blessed with excellent people who can think and act independently in accordance with the corporate philosophy and management strategies. We also mentioned that although these human resources do not appear in the balance sheets, they represent one of Toyota Industries' most important and precious assets. We still firmly believe this. Toyota Industries' employees share the same set of values as top management, and possess a remarkable degree of passion and sense of mission in executing their duties at their respective workplaces. Whether at production plants, the front line of sales or in R&D laboratories, they devote their energies and wisdom in a quest to create value for customers, shareholders and investors. These personnel are the source of the creation of outstanding value in a continually evolving and uncertain management environment. In pursuing future growth and development, we remain committed to developing staff who not only have expertise and technical skills but are also filled with passion.

Seeking to ensure the sustained growth of your company, the management team will take measures to earn your trust. Such measures will allow us to respond flexibly to ever-changing markets and management environments, and to continually maintain our competitive edge.

In this year's annual report, we have done our best to explain candidly the measures the management team is taking to guide your company along the path of future prosperity. We sincerely hope this report provides investors, shareholders and other stakeholders with an understanding of the directions in which we are headed, and offers a glimpse of the future shape of your company. In closing, we ask for your continued support.

July 2004

Akira Yokoi
Chairman

Tadashi Ishikawa

Tadashi Ishikawa
President

At a Glance

Toyota Industries engages in activities that span a diverse spectrum of business domains. These range from the Textile Machinery Segment, the business upon which we were founded, to such core businesses as the Automobile Segment and the Materials Handling Equipment Segment. Our businesses also encompass the Others Segment.

Essentially, Toyota Industries is a conglomerate that engages in a wide range of businesses, with clearly defined core businesses. By strategically and organically combining the abundance of different technologies, production know-how and customer bases cultivated in each of our businesses, Toyota Industries makes the whole greater than the sum of the parts.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

The Automobile Segment, comprising vehicles, engines, car air-conditioning compressors and other businesses (including foundry parts for engines and electronic components for automobiles) is Toyota Industries' largest business segment, accounting for 51.9% of consolidated net sales in fiscal 2004. The Vehicle Business produces the Vitz (Yaris in Europe), RAV4 (for Europe and North America) and Corolla Sedan (for North America). The Engine Business produces the 1CD and 1HZ diesel engines as well as the 2AZ and 1FZ gasoline engines. Our Car Air-Conditioning Compressor Business develops and produces various types of compressors, including swash plate compressors with fixed displacement, one-way swash plate compressors with continuous variable displacement and scroll-type compressors. We supply these to the world's leading automakers through DENSO Corporation.

Net sales of the Automobile Segment for fiscal 2004 amounted to ¥603.9 billion in fiscal 2004. Operating income was ¥27.5 billion.



Vitz (Yaris)



1CD diesel engine



7SEU16 compressor

Business/Operation	Products
Vehicle	Passenger vehicles
Engine	Diesel engines, Gasoline engines, etc.
Car Air-Conditioning Compressor	Car air-conditioning compressors, etc.
Others	Electronic equipment for automobiles, Foundry parts for automobiles, etc.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment's core products include the GENEO (7FG/D outside Japan) internal combustion counterbalanced forklift truck, the GENEO-B (7FB outside Japan) electric counterbalanced forklift truck, warehouse trucks, automated storage and retrieval systems, and automatic guided vehicle systems. This segment consists mainly of TOYOTA Material Handling Company (an in-house company), the BT Industries Group and Aichi Corporation, which became a consolidated subsidiary in May 2003 and commands a large share of the domestic market for aerial work platforms.

Net sales of the Materials Handling Equipment Segment for fiscal 2004 amounted to ¥443.4 billion. Operating income was ¥19.3 billion.

Business/Operation	Products
Industrial Vehicle	Counterbalanced forklift trucks, Warehouse trucks, Aerial work platforms, etc.
Materials Handling System	Automated storage and retrieval systems, Automatic guided vehicle systems, etc.



GENEO-B (7FB15)
Electric counterbalanced forklift truck



BT REFLEX AC
Reach truck



SH-15A
Truck mount aerial work platform


Percentage of Net Sales
6.1%
3.9%
38.1%
51.9%
Automobile
Materials Handling Equipment
Textile Machinery
Others
0.2%
10.9%
36.7%
52.2%
Percentage of Operating Income

limination of intersegment transactions is not included.)

Textile Machinery Segment

The Textile Machinery Segment engages in the manufacture and sales of spinning and weaving machinery. In spinning machinery, this segment produces ring spinning frames, roving frames and combing machines. Toyota Industries also manufactures and sells weaving machinery, including air-jet looms and water-jet looms as well as such preparatory machinery for weaving as sizing machines and automatic drawing-in machines.

Net sales of the Textile Machinery Segment for fiscal 2004 totaled ¥46.0 billion. Operating income was ¥0.1 billion.

Business/Operation	Products
Spinning Machinery	Ring spinning frames, Roving frames, Drawing frames, etc.
Weaving Machinery	Air-jet looms, Water-jet looms, Sizing machines, etc.



RX240NEW Ring spinning frame



JAT710 air-jet loom

Others Segment

The Others Segment consists mainly of businesses that we have entered recently. Although the scale of their operations is still relatively small, we view these businesses as future pillars of corporate growth. The core businesses of the Others Segment are the Electronics Business and Logistics Solutions Business. The Electronics Business is made up of the Corporate Technical Center (an in-house organization), ST Liquid Crystal Display Corp.* ("ST-LCD," a joint venture with Sony Corporation) and TIBC Corporation ("TIBC," a joint venture with Ibiden Co., Ltd.). The Corporate Technical Center is involved in the development and production of power electronics parts for automobiles. ST-LCD produces low-temperature polysilicon TFT-LCDs, while TIBC manufactures ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates. The Logistics Solutions Business undertakes all phases of logistics for companies on an outsourced basis. We plan to accelerate efforts to develop the Electronics and Logistics Solutions businesses into mainstay businesses of Toyota Industries.

Net sales of the Others Segment for fiscal 2004 amounted to ¥71.1 billion. Operating income was ¥5.8 billion.

**As ST-LCD is not a consolidated subsidiary but an affiliate, its sales and operating income (loss) are not included in the consolidated figures, but are accounted for by the equity method.*



DC-DC converter



Low-temperature polysilicon TFT-LCDs



Ball grid array (BGA) plastic package substrates

Business/Operation	Products/Service
Corporate Technical Center	DC-DC converter, DC-AC inverter, Radio tuner modules, Wireless LAN modules, etc.
ST Liquid Crystal Display Corp.	Low-temperature polysilicon TFT-LCDs
TIBC Corporation	Ball grid array (BGA) plastic package substrates, Flexible printed circuit (FPC) substrates
Others	Logistics solutions, Production equipment, etc.

Passion for Future Growth

—Medium-Term Management Vision—

To ensure future growth and achieve a stable increase in corporate value, Toyota Industries formulated a Medium-Term Management Vision, introduced in May 2001. We set out the highly ambitious targets of consolidated net sales of more than ¥1.2 trillion and consolidated ordinary income of ¥80.0 billion for fiscal 2006 (ending March 2006). Although we are not certain whether we will reach these targets in the rapidly changing business environment, we are nonetheless doing our very best to achieve it.

Details of the thinking embodied in the business strategies that form the basis of our Medium-Term Management Vision are as follows.

Materials Handling Equipment and Car Air-Conditioning Compressor Fields: Strong Competitive Edge and Global Strategies

Toyota Industries is striving to further consolidate its leading share of the Japanese market as well as expand its top share of the global market for materials handling equipment. Highlighting its determination to attain this objective, Toyota Industries acquired BT Industries AB ("BT Industries"), a Swedish warehouse truck manufacturer, and integrated the sales and service functions of Toyota Motor Corporation's ("TMC") forklift truck and logistics engineering businesses into its own operations. Through the mutual supply of products in addition to reciprocal transfers of production and sales know-how, the acquisition of BT Industries is steadily yielding synergies that we expect will become even more apparent in the future.

Toyota Industries and BT Industries are supplying each other to augment mutual product lineups. TOYOTA Material Handling Company ("TMHC") supplies its counterbalanced forklift trucks to BT Industries, while introducing various types of BT Industries' warehouse trucks in its own markets in Europe, the U.S. and Japan. Also, we are making full-fledged efforts to introduce the Toyota Production System (TPS), TMC's manufacturing technique that we also use, to BT Industries. Concurrently, we are incorporating BT Industries' outstanding solution proposal-

Medium-Term Sales and Income Targets (Consolidated Base)



Ordinary Income
(¥ Billion)
100
60
20
44.5
47.9
51.4
59.0
60
80
Net Sales
(¥ Billion)
1,400
1,200
1,000
800
600
400
200
0
767.4
980.2
1,069.2
1,164.4
1,150
Beyond 1,200
FY
01
02
03
04
05 Target
06 Target
Textile Machinery and Others
Vehicle & Engine
Electronics and Logistics Solutions
Car Air-Conditioning Compressor
Materials Handling Equipment

based sales techniques into our own sales activities. In particular, we have begun offering BT Industries' fleet management program to customers in Japan. Additionally, we are promoting personnel and technology exchanges as well as joint component purchases and product development as part of our efforts to generate further synergies as quickly as possible.

In another noteworthy development, in May 2003 Aichi Corporation ("Aichi") became a Toyota Industries subsidiary. Aichi is a leading manufacturer of special-purpose vehicles, commanding an approximately 66% share of the Japanese market for aerial work platforms in fiscal 2004. This consolidation will allow the Materials Handling Equipment Segment to augment its product line in sectors other than forklift trucks.

The Materials Handling Equipment Segment will carry out strategic marketing on a global basis that will include its sales and service activities and the development of products that meet customer/market needs, as we strive to maximize customer satisfaction and business performance.

Determined to reinforce our position as the world's leading manufacturer of car air-conditioning compressors, we will continue to vigorously develop new products that ensure customer satisfaction. In our Car Air-Conditioning Compressor Business, we operate a global tri-polar production structure, with manufacturing bases in the world's three principal markets of Japan, the U.S. and Europe (Germany). By manufacturing close to our customers, we are well positioned to produce products that reflect market needs, reduce distribution costs and minimize exchange rate risks. In view of an expected continued increase in the proportion of cars in Europe equipped with air-conditioning systems, we will proceed with aggressive sales activities targeting European automakers. At the same time, we will work to expand sales in the North American market.

The Materials Handling Equipment Segment and the Car Air-Conditioning Compressor Business represent Toyota Industries' core operations as well as strategic businesses driving our efforts to achieve the objectives of our Medium-Term Management Vision. Considering the dim prospects for a sharp increase in demand in the mature Japanese market, we will strive to further develop our operations globally as a means of securing ongoing growth in the scale of our business.

Electronics and Logistics Solutions: Future Core Businesses

Although relatively small in scale at present, we believe our Electronics Business has high potential to drive our growth over the long term. The nucleus of our Electronics Business consists of the Corporate Technical Center (an in-house organization); ST Liquid Crystal Display Corp. ("ST-LCD"), a joint venture with Sony Corporation that manufactures low-temperature polysilicon (poly-Si) TFT-LCD panels; and TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. that manufactures ball grid array plastic package substrates.

The Corporate Technical Center engages in the development and commercialization of leading-edge technologies and products, including those related to power electronics parts for automobiles as well as radio tuners, wireless LAN modules and white organic light-emitting diodes.

ST-LCD manufactures small and medium-sized low-temperature poly-Si TFT-LCDs for use mainly in video cameras, digital still cameras, personal digital assistants and mobile phones. ST-LCD's products have such characteristics as high numerical aperture, high resolution and reduced power consumption — features that are underpinning increased demand for applications in digital cameras and mobile phones. In fall 2001, ST-LCD invested approximately ¥75.0 billion and established a second production line, boosting its monthly production capacity to 32,000 panels. Expecting further growth in demand, ST-LCD plans to make additional capital investment of ¥10.0 billion in 2004, with the aim of raising monthly production capacity to 40,000 panels (600 x 720 mm size) from April 2005.

TIBC will focus on efficiently producing high-quality, cutting-edge technologies/products attuned to customer needs, such as high-performance package substrates, while further raising productivity and strengthening competitiveness.

Toyota Industries has entered the Logistics Solutions Business, which encompasses commissioned logistics operations of warehouses and third party logistics, with the aim of addressing customer needs for cost reductions and improvements in their logistics operations. Our entry into this sector is being facilitated by our accumulated experiences in the production and sales of materials handling equipment — such as forklift trucks and automated storage and retrieval systems — as well as our production know-how, as exemplified by the TPS.

Toyota Industries views the electronics and logistics solutions markets as being highly attractive, with huge medium- to long-term growth potential. Accordingly, we will intensively invest management resources in the Electronics and Logistics Solutions businesses to position them as future core businesses, and do our utmost to ensure the success of these businesses. Toyota Industries will also aggressively explore and cultivate promising new technologies and businesses to ensure stable growth over the medium to long term.

Vehicle and Engine Businesses: Cost Reduction and Higher Productivity for Solid Business Foundation

Our Vehicle Business, one of the manufacturing bases for the Toyota Group's small cars, will work to raise the value of TOYOTA cars by further enhancing product quality and cost efficiency. In addition, the Vehicle Business strives to contribute to car production by the Toyota Group by continually improving its production technologies.

In the Engine Business, we will cooperate closely with TMC while working to develop highly functional engines with outstanding environment-friendly features.

With TMC determined to increase its presence in the European market, it is especially crucial to meet needs related to diesel-engine vehicles. We expect that Toyota Motor Industries Poland Sp.zo.o., established jointly with TMC, and our Engine Business will play a vital role in TMC's Europe business strategy by functioning as the bases for supplying diesel engines to TMC.

Also, we started supplying aluminum die cast components for transmissions to TMC's innovative International Multi-Purpose Vehicle (IMV) Project through an Indian subsidiary. While contributing to TMC's overseas business development, we aim to expand our own vehicle-related business through increased production of foundry parts and commencement of production of stamping dies for automobiles in China.

Our Vehicle and Engine businesses are dedicated mainly to commissioned production for TMC. Our production is therefore dependent on TMC's production plans and outsourcing policies. We seek to strengthen our sales link to TMC through ceaseless quality enhancement, cost-reduction activities and flexible production. Our goal is for TMC to entrust us with the assembly of, and employ our engines in, a wider range of models.

Our Vehicle and Engine businesses are a source of stable revenues. We intend to improve cost competitiveness and build stronger revenue foundations.

Implementing Cost-Reduction Measures

The wave of global mega-competition has triggered brutal price competition. To ensure our survival in this environment, it is imperative that we continually enhance our revenue structure by introducing appealing new products and implementing sustained cost-reduction activities. We are taking measures to continually reduce costs throughout the Company. A project team in each division carries out systematic and well-planned cost-reduction activities. Beside strengthening our ongoing value engineering (VE) and value analysis (VA) activities, our cost-reduction activities also include optimized global procurement of materials and components, and reductions in general expenses and head office fixed costs.

Developing Global Businesses

We realize that further business expansion cannot be achieved by depending solely on the Japanese market. Toyota Industries has therefore steadily globalized its operations. For example, we established production bases for forklift trucks and car air-conditioning compressors in North America and Europe, commenced production of foundry parts and forklift trucks in China, and acquired BT Industries. Guided by our belief that globalization is paramount for expanding business and raising corporate value, we will provide customers worldwide with excellent products, procure high-quality, price-competitive parts from worldwide sources, and manufacture products close to our customers around the world. We are also strengthening the sales network for forklift trucks and other industrial vehicles.

Strengthening Approach to Information Technology

We recognize that the deployment of information technology (IT) is a crucial strategic issue in determining corporate competitiveness, and are thus pushing ahead with the strategic utilization of IT. We have introduced the enterprise resource planning (ERP) program into our corporate accounting system, and are installing three-dimensional CAD systems. The greater use of IT has already yielded reductions in development times and enhanced productivity among non-manufacturing divisions.

In May 2002, we opened "e-Lab," an information technology research laboratory for various IT-related R&D activities, as a base station for the information system department. Its wide range of research activities encompasses research on digital simulation technologies to cut product development times and reduce production lead-times, from development to manufacture and shipment. E-lab is also engaged in the development of an optimal network system for joint development of parts with suppliers, and for parts procurement.

Cultivating Employee Skills

Toyota Industries manufactures a diverse range of products. We maintain our strong competitiveness by producing high-quality products through efficient production. TPS is one vital source of our competitiveness and represents know-how that supports efficient production. The keys to further bolstering our competitiveness are to continually refine TPS and cultivate staff with a deep understanding of the system. To this end, we have established a specialized section to foster the development of qualified personnel. We are also actively promoting the development of excellent personnel through training courses covering worker skills and quality control.





Technical Training Center
The Technical Training Center opened on April 1, 2004 in order to strengthen education for workers who engage in Toyota Industries' production activities and to raise its international competitiveness through higher levels of employee skills. A variety of employees take training courses at the Center to improve their skill levels.

Maximizing Benefits of Synergy

Toyota Industries has cultivated new markets and achieved growth in its businesses by pushing forward with technological innovation based on its long-accumulated key technologies. Today, Toyota Industries operates many divisions, each having its own core technologies and markets. It will be necessary to develop new technologies that will function as cores of new business spheres and next-generation products. These technologies must also create added value by strategically and organically combining the technologies and markets of individual divisions. We believe that such cooperation among divisions will help raise the value of Toyota Industries as a whole and expand our businesses.

Basic Philosophy

The following is a statement of Toyota Industries' basic philosophy. This basic philosophy constitutes the expressly stated beliefs of the management and serves as a guide for corporate behavior.

Respect for the Law

Toyota Industries is determined to comply with the letter and spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

Respect for Others

Toyota Industries is respectful of the people, culture and traditions of each region and country in which it operates. It also works to promote economic growth and prosperity in those regions and countries.

Respect for the Natural Environment

Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

Respect for Customers

Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

Respect for Employees

Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

Five Values

We also have Five Values that form an action guide for our employees to enforce our basic philosophy.

Global Perspective

Learning from the best in the world, we aim to become the best in the world.

Customer First

We forge partnerships with our customers and strive to exceed their expectations.

Welcoming New Challenges

Unbound by convention, we embrace the challenge of creation.

Encouraging Professional Excellence

We develop our strengths, and think and act responsibly.

Encouraging Effective Teamwork

We recognize the human worth of each individual and collaborate to achieve goals.


PROFESSIONAL EXCELLENCE
CHALLENGE TO CHANGE
GLOBALIZATION
TEAMWORK

Passion for Globalizing

—Materials Handling Equipment Segment—

Toyota Industries' Materials Handling Equipment Segment, a world leader in the production and sales of forklift trucks, comprises TOYOTA Material Handling Company ("TMHC") and BT Industries AB ("BT Industries"). TMHC is the global leader in counterbalanced forklift trucks, whereas BT Industries is the world's leading supplier of warehouse trucks. Also included in this segment is Aichi Corporation ("Aichi"), which held a market share of 66% in Japan for aerial work platforms in fiscal 2004.

TMHC and BT Industries operate as parallel groups, collaborating in such areas as sales, procurement and R&D, and operating under a common global scheme as equal strategic partners.

Competition in the forklift truck market is intensifying, marked by cross-border consolidation and alliances. Against this backdrop, we are resolved to strengthen our position as a global leader distinguished by our abilities to develop superior technologies and provide optimum solutions to customers' materials handling needs.

Brand Portfolio of the Materials Handling Equipment Segment

The Materials Handling Equipment Segment continues to provide products under the TOYOTA and BT brands. The BT and Raymond brands are well recognized in Europe and North America, respectively, and Toyota Industries is keen to exploit BT Industries' brand assets to the fullest. While maintaining their own brand names, TMHC and BT Industries cooperate closely to maximize benefits of synergy on a global scale. Aichi, a subsidiary of Toyota Industries since May 2003 and a leading manufacturer of special-purpose vehicles in Japan, will also continue to maintain its own brand.

TOYOTA Material Handling Company

Japanese market

TOYOTA L&F

Non-Japanese markets

TOYOTA INDUSTRIAL EQUIPMENT

Materials handling equipment produced by TMHC is sold in Japan under the brand name of TOYOTA L&F (Logistics and Forklifts), which refers to materials handling systems and industrial vehicles and equipment. Outside Japan, the signature of TOYOTA INDUSTRIAL EQUIPMENT is used.

BT Industries Group

European market

BT®

North American market

RAYMOND Above. And beyond.™

BT Industries uses the brand names BT in Europe and other regions, and Raymond in North America.

BT Industries also uses the Cesab, Prime-Mover and Lift-Rite brand names in certain markets.

AICHI CORPORATION

AICHI CORPORATION

Aichi uses the AICHI brand throughout the world. Visit *http://www.aichi-corp.jp/* for further information on Aichi Corporation.

TOYOTA Material Handling Company

Gearing Up for Future Growth

TMHC was created as an in-house company in April 2001 after Toyota Industries took over the industrial equipment sales and marketing operations of Toyota Motor Corporation.

This consolidation positions materials handling equipment as a core business within the Toyota Group, and underlines Toyota Industries' status as one of the world's leading comprehensive manufacturers in the field. The integration of development and manufacturing expertise with strong sales and marketing capabilities makes for more flexible management, faster decision-making and strengthened global competitiveness.

For more information on TMHC's global sales network and products, please visit *www.global-toyotaforklifts.com*.

Operations in Japan

TMHC Leads the Japanese Market by Providing Optimum Solutions for Customers

Calendar year 2003 saw total demand in the domestic forklift truck market increase by 3.9% over 2002, while TMHC increased its domestic unit sales by 7.6%. TMHC embarked on sales promotion activities that focused on optimized solutions for materials handling problems and the cost-reduction needs of our customers. These activities included the marketing of environmentally sound products with excellent safety, handling and operability, as represented by the GENEO Series (7-Series outside Japan). TMHC also provided prompt and reliable services, as well as a full-fledged fleet management program which undertakes comprehensive management of materials handling equipment from introduction to maintenance and makes improvement suggestions, thus contributing to further cost reduction.

In 2003, the GENEO-E (7FBE outside Japan) three-wheel electric counterbalanced forklift truck and the GENEO-R (7FBR outside Japan) reach truck achieved brisk sales with the benefit of favorable customer review.


TOYOTA

CBT6
Compact tow tractor (sit-down type)

For calendar year 2003, TMHC achieved a record-high market share of 42.6% in Japan, an increase of 1.4 percentage points over 2002, exceeding 40% for the fifth consecutive year. This marked the 38th consecutive year that TMHC was No. 1 in the Japanese forklift truck industry.

As part of enhancing its warehouse truck line, TMHC introduces BT Industries' products into the Japanese market under the TOYOTA L&F brand. One example is BT Industries' very narrow aisle trucks, marketed as the Rack Stocker MD and the Rack Stocker MU in November 2003. TMHC aims to develop the warehouse equipment market, still a small segment in Japan, through the introduction of more BT Industries products as well as vigorous sales and marketing activities.


TOYOTA

4SDT15
Job Fighter wheel loader

TMHC developed the CBT Series of compact electric tow tractors for transporting loads and marketed the product in Japan in November 2003. The CBT Series comprises three models: The two models with 4-ton towing capacity come as either stand-up or sit-down types, and the model with 6-ton towing capacity is available as a sit-down type. TMHC also introduced the upgraded version of the Job Fighter wheel loader into the Japanese market in March 2004. The new Job Fighter is equipped with a new engine that boasts better fuel efficiency and cleaner exhaust emission, as well as a suspension seat and seat belt for greater safety and operability.

FOCUS 2

TMHC anticipates the domestic forklift truck market will improve slightly in 2004 due to a recovering Japanese economy. In these circumstances, we will respond precisely to customer needs, promote a fleet management program to major accounts and offer materials handling solutions optimized for each customer, thereby aiming at further expansion of sales and market share.

TMHC supplies TOYOTA-brand forklift trucks, materials handling systems and other peripheral equipment through an established sales network of 41 dealers throughout Japan.

TMHC's extensive product lineup in the Japanese market

TMHC responds precisely to customer needs with an extensive product lineup — from forklift trucks to automated storage and retrieval systems — for warehousing, storing and low-level or high-level order picking. Very narrow aisle trucks and other warehouse trucks supplied by BT Industries make TMHC's product line even more comprehensive.


Order picking trucks
Racks
Automated storage and retrieval systems
Counterbalanced forklift trucks
Walkie rider trucks
Automatic guided vehicle systems
High-speed sorting equipment

Operations in the United States

Toyota Is the Leading Lift Truck Supplier in the U.S. for Second Consecutive Year

Toyota Material Handling, U.S.A., Inc. ("TMHU," the U.S. division of TMHC) entered 2004 poised to strengthen its lead in the materials handling industry. Offering a full line of top-quality products, TMHU was the No. 1 selling forklift truck supplier in the U.S. for the second consecutive year, increasing sales in calendar year 2003 nearly 13%.

As part of a long-term growth strategy, TMHU continues to focus on securing and maintaining large national account customers. Currently, TMHU has major contracts with high-profile customers such as Bridgestone Americas and New United Motor Manufacturing, Inc.


TOYOTA

TMHU's headquarters in Irvine, California

Headquartered in Irvine, California, TMHU markets its products under the TOYOTA INDUSTRIAL EQUIPMENT brand through an elite network of dealers located throughout the U.S. More than 99% of Toyota forklift trucks sold in the U.S. are manufactured in North America. Toyota Industrial Equipment Mfg., Inc. ("TIEM"), TMHC's world-class manufacturing facility, is located in Columbus, Indiana. This year, TIEM announced a major expansion in order to accommodate TMHU's recent growth and enhance its training and sales facilities. Completion is scheduled for early 2005.



TIEM's plant in Columbus, Indiana
In April 2004, TIEM achieved cumulative production of 200,000 forklift trucks since commencing operations.

Creating Long-Term Value

TMHU introduced a number of important new products in 2004, all of which deliver productivity, energy efficiency and cost-of-ownership advantages. Several of these new forklift trucks — a 4,500 lb. capacity electric pallet truck, a line of 7-Series reach trucks and a line of 7-Series electric stand-up riders — reflect the progress of TMHU's partnership with BT/ Raymond. TMHU also made improvements to current models in its line of electric pallet trucks, and expanded its electric product line with new electric walkie straddle stacker forklift trucks featuring adjustable baselegs.

Also in 2003, the company debuted new electric sit-down tugger models, the CBT4 and CBT6 Floor-Runners, and the CBTY4 Stand-Up Tugger.

TMHU continues to lead the materials handling industry in safety technology with its exclusive System of Active Stability (SAS) and Active Mast Control (AMC). These dramatic advancements help reduce the risk of accidents and injuries, and minimize the potential for product and equipment damage, while maintaining higher levels of productivity.


TOYOTA

TMHU's new 7-Series electric reach trucks are a reliable and cost-effective solution for a wide variety of applications.

Premier Dealer Network

In order to strengthen its exceptional dealer network and focus on its high level of customer support, TMHU has employed a philosophy of consolidation. In 2002, there were 80 dealers and 183 dealership locations. Currently, TMHU has 71 dealers with a total of 185 dealership locations.

TMHU considers its dealers to be partners in meeting customer needs, and provides extensive support to ensure ultimate customer satisfaction. Such support includes sophisticated online training resources, factory-trained technicians, STARLIFT parts, Toyota Certified Used forklift trucks, and flexible leasing and finance packages through Toyota Financial Services.

This support, combined with 37 years of experience in the U.S., continued innovation and superior engineering, means that TMHU's complete line of forklift trucks can be tailored for any application. For more information or to locate the nearest dealer, call 800-226-0009 or visit *www.toyotaforklift.com*.

Operations in Europe

TIEE Increases Market Share Supported by Product Launches and Customer Commitment

Toyota Industrial Equipment Europe ("TIEE"), the European division of TMHC, offers a comprehensive line of forklift trucks and warehouse equipment for use in various materials handling situations.

For TIEE, 2003 was marked by a number of significant developments. In particular, TIEE continued to expand its range of warehouse equipment and forklift trucks, and further strengthened its regional distribution network.



TIEE's European sales & marketing office in Brussels, Belgium

During the year, TIEE launched several innovative new products that complement TIEE's existing line of industrial equipment. An electric range of four low-level order pickers equipped with ergonomic enhancing features will improve both operator comfort and performance for first- and second-level order picking. The new electric tow tractors provide an ideal solution for the continuous movement of loads over longer distances in factories and warehouses. Also, TIEE introduced stainless steel versions of its Generation 7 powered pallet and stacker trucks. These INOX models are designed for specialized applications in strictly controlled hygienic environments, such as food processing facilities, abattoirs and pharmaceutical factories.

Operational Results Outperform the Market

Difficult market conditions made 2003 a challenging period. Toward the end of the year, the European market showed a slight sign of recovery and grew 3% overall compared with the previous 12 months. TIEE reported very good results, achieving an increase in sales of almost 18% compared with 2002. This was the third consecutive year that TIEE significantly outperformed the market.

The European market for counterbalanced forklift trucks continued its steep decline as a result of the general economic slowdown. Sales in this sector decreased almost 3% in total. TIEE, however, increased its share of this market. On the other hand, sales of warehouse equipment recorded an increase of 8%. TIEE substantially outperformed the market, increasing sales of warehouse equipment 40%.



LOP10CF
Low-Level Order Picker with Elevating Cabin

Looking ahead, the materials handling market in Europe may again see a slight recovery in 2004: In the first quarter, the market performed better than in the corresponding period of 2003. It is expected that the slowly improving economic conditions in Europe will have a moderate but positive impact on the materials handling market.

Throughout 2004, TIEE will continue to strengthen its position within the European market by further extending its sales, distribution and after-sales network to ensure quick and effective responses to customer demands.

European Customer Commitment

Offering a full range of top-quality products, TIEE is supported by a distributor network in 22 European countries. It has earned the loyalty of its customers through an ongoing commitment to after-sales services and customer support. Most TIEE forklift trucks sold in Europe are assembled by Toyota Industrial Equipment, S.A. at its state-of-the-art facility in France. Under the theme "Made in Europe For Europe," TIEE responds to local market needs.

TIEE's key aims for 2004 are to implement after-sales training courses throughout its distributor and dealer network, shorten lead-times, reduce costs and increase overall customer satisfaction levels. The ultimate goal is to provide European customers with optimum materials handling solutions, and TIEE is well on its way to achieving this.

For more information on products and services, visit *www.tiee.com.*



Toyota Industrial Equipment, S.A., our forklift truck production base in France, manufactures approximately 13,000 forklift trucks annually for the European market.

Operations in China

In 2003, TMHC completed construction of a new forklift truck assembly plant within the premises of Toyota Industry (Kunshan) Co., Ltd. ("TIK"), a subsidiary of Toyota Industries engaged in the production of foundry parts in Kunshan, Jiangsu Province. TIK began production of forklift trucks in April 2003, and in calendar year 2003 assembled more than 300 units of the 1-3 ton internal combustion forklift truck. In the same period, including exports from its production facilities in Japan, TMHC sold roughly 800 units in China. Closely monitoring the trend in demand, TIK will gradually increase unit production as well as the number of models.

In May 2003, we established Toyota Material Handling (Shanghai) Co., Ltd. ("TMHS") jointly with Toyota Tsusho Corporation as a distributor of forklift trucks in China. The new company, which started operations in June 2003, will take the leading role in augmenting a dealer network and forging a stronger sales and after-sales service structure in the country.

Sales in the forklift truck market in China in calendar year 2003 were approximately 44,000 units. In 2005, TMHC expects sales to grow to 65,000 units. In response to growth in demand, TMHC will accordingly increase local production at TIK and provide quick and reliable after-sales services at TMHS with a view to further strengthening competitiveness in the growing Chinese market.



TIK, our forklift truck production base in China

Operations in Australia

In June 2003, Toyota Industries established Toyota Industries Corporation Australia Pty Limited ("TICA") as a new distributor with a view to expanding sales of forklift trucks and other materials handling equipment. TICA started operations on July 1, 2003 after acquiring the materials handling equipment sales operations of Toyota Motor Corporation Australia Ltd., a TMC subsidiary that handled sales of these products in Australia.


CORPORATION
AUSTRALIA
TICA

Opening ceremony at TICA

Operations in Brazil and Argentina

In January 2004, Toyota Industries established Toyota Industries Mercosur Ltda. ("TIM") in Brazil as a new distributor with the aim of enhancing sales of forklift trucks and other materials handling equipment in Brazil and Argentina, the two largest markets in South America. TIM began operations in April 2004. Prior to the establishment of TIM, materials handling equipment sales in Brazil and Argentina were carried out by TMC subsidiaries Toyota do Brasil Ltda. ("TDB") and Toyota Argentina S.A. ("TASA"), respectively. TIM took over and consolidated the materials handling equipment operations of TDB and TASA, enabling quicker decision-making and flexible business management in both markets.

By building a strong sales structure centered on TIM, Toyota Industries aims to raise its competitiveness and establish a solid position in these markets.



Guests and Brazil-based staff gather for a photo opportunity after TIM's opening ceremony in Brazil.



Guests and Argentina-based staff gather for a photo opportunity after TIM's opening ceremony in Argentina.

BT Industries Group

In June 2000, BT Industries, a Swedish warehouse truck manufacturer, became an important member of the Toyota Industries Group. BT Industries plays a crucial role together with TMHC in the field of materials handling equipment.

Note: The fiscal year of BT Industries runs from January 1 to December 31.



Per Zaunders
President and CEO

Statement by the President of BT Industries

BT Industries is the world's leading manufacturer of electric warehouse trucks. We have achieved this position through a long-term, focused effort at every level of the BT Group. Our vision is to have the industry's highest quality, strong brands and a product range second to none.

Part of our business concept is to anticipate customers' needs for efficient materials handling and provide customized solutions. This means we have to be constantly attentive to what customers want and interpret their needs, so that we can quickly translate their demands into a range of products and services. Only by satisfying our customers can we remain a successful company in the long term.

Changing customer demands also create new opportunities for us to exploit. As a whole, this places great demands on all employees of BT Industries, regardless of the markets and functions in which they work. It is their competence that forms the backbone of BT's global organization. The BT Group is distinguished by a decentralized organization with delegated responsibility and confidence in individuals.

In today's rapidly changing world, you can never rest on your laurels. The ability to continuously change for the better is what creates competitive companies. This means that we must question the ways we think and work and constantly strive to improve. An important part of this effort is maintaining high quality in everything we do — not only our products and services but also how we work with each other within the BT Group.

Faster Product Development

In a marketplace with growing competition and ever-faster development, high demands are placed on the BT Group's ability to continuously develop new, competitive products and services. We maintain a long-term approach to product development and quality improvement. We are already on the cutting edge in terms of such important aspects as performance, ergonomics and safety. But there is more we can do. A key to achieving faster, more cost-efficient product development is shared use of components and modularly designed systems and platforms. We are also working with clear objectives to renew our product range.

The cooperation between our units in North America and Europe — and also with our owner, Toyota Industries Corporation — has intensified in the last year. We have a lot to learn from each other. Methods and processes that were developed in one part of the BT Group can also be used in other parts; there is no reason to reinvent the wheel. Even though we have only taken the first steps in this respect, it is obvious that the rate of product development has improved. Investments in product development are investments in the future. Together with our size, established position and customer focus, they will help to strengthen the BT Group competitively.

Naturally, there are several areas aside from product development where opportunities for synergies exist within the BT Group and between the BT Group and Toyota Industries, such as economies of scale in production, product and component supply, and purchasing. We are cooperating more closely to identify the best methods and processes to benefit all the parties concerned, while at the same time respecting and having patience for the time it takes to achieve synergy gains. By building long-term relationships, we create opportunities to utilize each other's strengths and competencies in the best way possible. A good example of successful cooperation is the trainee exchange we have established. Young employees at BT Industries are given the opportunity to work at Toyota Industries in Japan for a period of time, in the same way that Japanese trainees can work in the BT Group in England, Sweden or the U.S., for example. In this way, we increase understanding of each other's cultures and at the same time encourage an exchange of knowledge and experience.

Market Leader

Our core business is electric trucks. In the warehouse truck segment, we are the world leader. Our product range also includes counterbalanced forklift trucks, primarily electric-powered. Together with TMHC, which is the world's largest manufacturer of counterbalanced forklift trucks, we are the leader in the overall truck market.

Our approach is to utilize two distribution channels — BT Industries and TMHC — and to continue working with two separate brands. This is expected to achieve the greatest benefit for BT Industries and Toyota Industries as a whole, since BT Industries' focus is on customers that primarily demand warehouse trucks, while TMHC's customers consist largely of companies in industries where the emphasis is on counterbalanced forklift trucks.

At BT Industries, we utilize two main brands: Raymond in North America and BT in the rest of the world. We are a global player with approximately 20% of the world market for warehouse trucks, and we have a competitive advantage since we are the only major truck manufacturer that can supply products that meet both European and U.S. standards.

One Group – Two Strong Brands


RAYMOND
Above. And beyond.™
BT®

BT Industries uses the BT brand in Europe and the rest of the world with the exception of North America. The Raymond brand is used mainly in North America.

We are seeing a clear trend in the market in that customers want to work with a single supplier for all their truck needs. The BT Group has the product and service range, the geographic coverage and the financial resources necessary to be an attractive partner to customers with high demand for efficient materials handling. We can provide complete materials handling solutions — no matter where in the world the customers happen to be. The reliability of our turn-key offerings is what sets BT Industries apart.

We have also made a name for ourselves by the fact that service has long been an integral part of our core business. It is through our day-to-day service work that we strengthen the relationship with customers and together with them build long-term confidence in each other.

Long-Term Growth Market

The industrial truck market, especially the warehouse truck segment, is experiencing long-term growth despite relatively weak development in recent years. Use of warehouse trucks generally follows a society's standard of living. A higher consumption level leads to a greater range of goods, which in turn necessitates more transports and more goods handling. The manufacturing industry is also using warehouse trucks to a growing extent as many large companies outsource more and more of their manufacturing to subcontractors. This is raising the volume of components being transported. In addition, goods flows are speeding up. Goods and components have to be in the right place in the right quantity at the right time. The faster this is done, the more goods handling is needed.

Ergonomics and safety are other important driving forces behind growth. Trucks should do the heavy work, not people.

The global market for trucks is overwhelmingly concentrated in Western Europe, North America and Japan, but with rising standards of living in other regions there are several interesting growth markets as well. In mature markets in the industrialized world, the historic growth rate for electric warehouse trucks has averaged 6 - 7% a year. Markets in Central and Eastern Europe, Asia and Latin America have greater growth potential as a result of their fast-growing standards of living and, consequently, consumption patterns similar to those of Western Europe and North America.

BT Industries' Worldwide Manufacturing Bases



BT Industries presently operates seven manufacturing bases in four countries: two in Sweden, two in the U.S., two in Canada and one in Italy. Products made at these bases are sold worldwide through BT's own sales and service organizations and some 450 distributors and dealers.

High Activity in BT Industries

The year 2003 proved to be a long wait for an economic recovery that never really took off. However, BT Industries continued to develop well, with a high level of customer activity, positive energy in change and improvement projects, and stable profitability, despite demand being relatively weak. After a long string of years with good profitability, we are in a position of strength from which we can grow once demand turns upward again. With our broad customer base, strong product range, efficient production facilities and focus on constant improvement, I am convinced that we will not only defend our market shares and profitability but also succeed in increasing them.

Per Zaunders

President and CEO

Passion for Cutting-Edge Technologies

—Car Air-Conditioning Compressor Business—

Our Car Air-Conditioning Compressor Business is the core business of the Automobile Segment as well as one of the crucial strategic businesses of Toyota Industries. Capitalizing on our outstanding technologies, we develop and manufacture high-quality, efficient products tailored to customer needs. Along the way, we have contributed to improvements in the comfort and technological advances of vehicles manufactured by the world's leading automakers.

Outstanding Technology Development Capabilities

Toyota Industries' car air-conditioning compressors have won wide acclaim for outstanding quality and reliability not only from Toyota Motor Corporation ("TMC") but also from leading automakers worldwide. Drawing on strong technological capabilities, Toyota Industries' Car Air-Conditioning Compressor Business has firmly established its technological strengths.

Our Car Air-Conditioning Compressor Business has created epoch-making new products that consistently anticipate evolving market needs, thereby making meaningful contributions to technological innovation among automakers. As prime examples, in the 1980s we developed a compact, lightweight 10-cylinder compressor with swash plate and fixed displacement that provides outstanding reliability at high operating speeds. In the 1990s, we responded to mounting concerns about the environment with the development of an internally controlled compressor with one-way swash plate and continuous variable displacement that increases fuel efficiency by reducing the load on the engine. In the late 1990s, we unveiled an externally controlled, clutchless-type compressor with one-way swash plate and continuous variable displacement. This compressor enhances smooth continuous operation and improves energy consumption by sensing changes in the external environment, such as engine acceleration. To tackle such environmental problems as destruction of the ozone layer and global warming, in 2002 Toyota Industries, in collaboration with DENSO Corporation ("DENSO"), developed a compressor for fuel-cell hybrid vehicles that uses CO_2 as a refrigerant instead of hydrofluorocarbon (HFC). Also in collaboration with DENSO, in 2003 we developed an electrically driven car air-conditioning

Automobile Trends and Toyota Industries' Product Development


1980s
1990s
2000s
Automobile trends
Provide higher engine performance and comfortable interior
Reduce ozone layer destruction
Slow down global warming
Improve gas mileage
Hybrid cars, fuel-cell hybrid vehicles
Compressor needs
Reliability at high speed, quiet operation
Compact, lightweight, power efficient
Ultra-lightweight, ultra-power efficient
Eliminating CFCs
Replacing with natural refrigerant
Lower jolt turning air conditioners ON/OFF
Superb drivability
Toyota Industries' product development
Fixed displacement type
Use of HFC-134a refrigerant
Variable displacement type
Externally controlled, variable displacement, clutchless type
1981
Compact, lightweight
10-cylinder swash plate compressor
Power efficient, superb drivability
7-cylinder one-way swash plate compressor
1995
1997
Ultra-lightweight, ultra-power efficient, superb drivability
6-cylinder one-way swash plate compressor
World's first commercial products
2002
CO2 compressor
CFC-free
CO2 compressor for fuel-cell hybrid vehicles
2003
Electrically driven compressor
Compact, lightweight, highly efficient
Electrically driven compressor for hybrid vehicles

Worldwide Manufacturing Bases and Local Offices


TDDK
Munich
DNTS
MACI
ACTIS
Detroit
TACG
DWHI
YSD
SUBROS
DNIA
DNBR
Consolidated subsidiaries
Licensed manufacturers
Local offices

TACG is slated to commence production in December 2005.

compressor for hybrid cars and a two-way compressor with a built-in motor for hybrid cars. This two-way compressor is driven alternately by the engine during driving and by a built-in motor during engine stop, achieving a balance between fuel efficiency and comfort when the car air-conditioner is turned on. These revolutionary compressors were developed and commercialized ahead of competitors, and present clear evidence of Toyota Industries' technological and competitive strengths.

Strong Global Presence

Reflecting our outstanding technological capabilities, Toyota Industries' total global production and sales of car air-conditioning compressors in fiscal 2004 amounted to 17.9 million units, giving us the top share of the world market.

Toyota Industries has globalized its production bases and built a tri-polar production network with bases in all the three principal automobile markets — Europe, the United States and Japan. We augment this structure by licensing production in Asia (excluding Japan) and South America. Undertaking production close to our markets allows us to offer products accurately matched to local needs, while giving us such benefits as lower shipment costs and exchange rate risks. We have also been steadily increasing local procurement rates for our U.S. and European production bases. We are committed to raising these rates even further in the future.

Toyota Industries plans to produce 20 million car air-conditioning compressors in fiscal 2006 in response to expected increases in demand. In accordance with this plan, we are reinforcing production capacities at our bases in Japan, North America and Europe.

In Japan — our largest production base — we completed construction of, and began operations at, the Higashiura Plant in 2002, and finished renovation of the Obu Plant in April 2004. As a result, we have established an efficient three-plant integrated production structure covering materials to processing and assembly. These three plants are the Obu Plant, which produces aluminum die casts for compressors, the Higashiura Plant, which processes compressor pistons, and the Kariya Plant, which



The Obu Plant produces aluminum die casts for compressors.



The Higashiura Plant processes compressor pistons



MACI, our U.S. production base in Parma, Michigan



TDDK, our European production base in Straßgräbchen, Germany

develops and assembles compressors. Having built this production structure, we are now firmly positioned to respond to growing future demand for car air-conditioning compressors.

In fiscal 2004, Michigan Automotive Compressor, Inc. ("MACI")*, our U.S. production base, produced and sold over 6.5 million swash plate compressors with fixed displacement.

Our European production base, TD Deutsche Klimakompressor GmbH ("TDDK")*, produced approximately 1.5 million swash plate compressors with variable displacement.

** MACI and TDDK are joint ventures with DENSO. As of March 31, 2004, Toyota Industries held 60% and 65%, respectively, of the shares of these companies.*

In fiscal 2004, Toyota Industries was the market leader in Japan, with sales of approximately 5.3 million car air-conditioning compressors to TMC and other major car manufacturers. In North America, Toyota Industries supplied U.S. automakers and Japanese auto manufacturers producing in North America with 6.9 million units (including exports from Japan and local production), of mainly fixed displacement compressors. In Europe, Toyota Industries supplied over 5.6 million units (including exports from Japan and local production), such as variable displacement compressors for luxury cars and compact variable displacement compressors for small cars.

Toward the Future

Our medium-term strategy emphasizes aggressively expanding sales, particularly in North America and Europe, where we foresee huge potential. In North America, we will redouble efforts to secure new orders. As part of these efforts, in July 2004 Toyota Industries and DENSO jointly established TD Automotive Compressor Georgia, LLC ("TACG")* near Atlanta, Georgia. Our second compressor production base in North America, TACG was established to meet the local procurement needs of automakers in the growing North American market.

Up to the present, fixed displacement compressors have been the compressor of choice in North America. However, amid rising environmental awareness, Toyota Industries projects that variable displacement compressors, with their excellent energy efficiency, will experience growth in demand as in Europe and Japan. To respond to this anticipated rise in demand, we decided to establish TACG as a plant specializing in variable displacement compressors in the southern United States, where automakers have been actively setting up operations. TACG is slated to produce 2 million compressors annually by 2010.

Toyota Industries and DENSO will press forward with the localization of production — manufacturing variable displacement compressors at the new company and fixed displacement compressors at MACI — and will work to build a supply structure that responds quickly to customer needs, with the aim of further expanding business in the North American market.

** TACG is capitalized at US$100 million. Toyota Industries North America, Inc. (a holding company controlling Toyota Industries' North American operations) invested 65% of this capital and DENSO International America (a company controlling DENSO's North American operations) invested 35%. Production is scheduled to commence in December 2005.*

In Europe, the proportion of cars fitted with car air-conditioners has risen to around 70%, and we anticipate this will climb further. Toyota Industries plans to aggressively cultivate new customers by developing and supplying products closely customized to the needs of the European market, such as highly efficient compact variable displacement compressors.

At the end of April 2004, cumulative production of car air-conditioning compressors by Toyota Industries in Japan, Europe and North America reached 200 million units. Although it took approximately 36 years for cumulative production to reach 100 million units in July 1996, the figure then soared to 200 million units in a mere eight years. Mere volume, however, is not our goal. We will further augment our technology development capabilities. We will develop and market new products responsive to customer needs ahead of competitors. These measures, we believe, will in turn enable us to solidify our position in the car air-conditioning compressor market.

All our car air-conditioning compressors are supplied to DENSO, which in turn sells them to leading automakers worldwide. DENSO not only sells our compressors as separate units but also incorporates them in its car air-conditioning systems.

FOCUS 4

Passion for Nurturing New Businesses

Toyota Industries regards the Electronics and Logistics Solutions businesses as two major pillars of future growth, and is aggressively channeling management resources to them.

Electronics Business

Corporate Technical Center

The Corporate Technical Center engages in a wide spectrum of research and development (R&D), ranging from power electronics parts for automobiles to radio tuner modules, wireless LAN modules and organic light-emitting diodes (OLEDs). The Center functions as Toyota Industries' R&D facility and its production base for electronics parts, so accumulating a diverse assortment of know-how in electronics parts manufacturing.

A product representative of those developed and manufactured by the Center is a DC-DC converter. Incorporating our know-how in the development of control devices for electric forklift trucks, the converter is fitted in Toyota Motor Corporation's Prius hybrid car. A key device in hybrid cars, the converter down-converts the high-voltage current of the main battery to a lower DC current to supply the electronic control unit (ECU) — the heart of a hybrid car — and other in-car devices. We foresee a steady rise in demand for hybrid cars in tandem with growing demand for environment-friendly vehicles. The Center will make unceasing efforts to establish a solid position as a manufacturer of power sources for hybrid cars.

Another product that epitomizes the Center's involvement in R&D of cutting-edge technologies is a world-class white OLED that achieves a high balance between superb color reproduction, brightness and life span. The Center has also developed prototypes of an OLED backlight for LCDs and an OLED display (white OLED + color filter), both of which are applications of OLED technology. These prototypes have been displayed at various exhibitions since October 2003 and have earned wide acclaim.


Radio tuner module


GIGA WAVE
TOYOTA
Wireless LAN module


White OLED


OLED display


DC-DC converter for the Prius

To further strengthen the Electronics Business, Toyota Industries plans to establish a base in Anjo, Aichi Prefecture, Japan, for consolidating R&D and production of electronics products. A major portion of electronics-related R&D and production handled by the Center is currently undertaken at the Kyowa Plant (Obu, Aichi Prefecture), but we intend to gradually transfer these functions to the new location. As a first step, we plan to construct a new Electronics Wing for R&D and production of electronics products.

Seeking to further expand its business, the Corporate Technical Center will advance the level of its technology development and accelerate its R&D activities in new fields with growth potential.

FOCUS 4

Low-Temperature Polysilicon TFT-LCD Panels

ST Liquid Crystal Display Corp. ("ST-LCD") was established in October 1997 as a 50-50 joint venture with Sony Corporation to manufacture low-temperature polysilicon TFT-LCD panels. Blending Sony's outstanding LCD development capabilities and Toyota Industries' expertise in quality control and manufacturing technology, ST-LCD has built an optimal production system to manufacture high-quality, high-performance LCD panels. Because our investment is not a majority stake, we account for ST-LCD as an affiliate by the equity method rather than as a subsidiary. Nevertheless, we regard ST-LCD as one of the core operations of our Electronics Business.



Low-temperature polysilicon TFT-LCDs

Since starting mass production in April 1999, ST-LCD has produced small and medium-sized LCD panels for digital still and video cameras, personal digital assistants (PDAs) and mobile phones. In the fall of 2001, ST-LCD invested ¥75 billion to establish a second production line and now has a monthly production capacity of 32,000 panels (600 x 720 mm).

ST-LCD's products offer such basic features as high resolution and low energy consumption. Also, Sony is actively promoting its system-on-glass technology that integrates the display device and its driver circuits into a single glass base plate. This product realizes highly reliable, lightweight and miniaturized display modules.

We foresee healthy growth in demand for low-temperature polysilicon TFT-LCD panels, primarily for digital still cameras and camera-equipped mobile phones. To respond to this demand, ST-LCD will make an additional investment of ¥10.0 billion to augment its production facilities. This will enable ST-LCD to increase its monthly production capacity to 40,000 panels (600 x 720mm) from April 2005.



ST Liquid Crystal Display Corp.

Semiconductor Package Substrate Business

Toyota industries is engaged in the business of semiconductor package substrates, which are essential components of PCs, digital still and video cameras, mobile phones and smart cards. In 1998, we established TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. TIBC manufactures space-efficient and lightweight ball grid array (BGA) plastic package substrates as well as flexible printed circuit (FPC) substrates.



Ball Grid Array (BGA)
Plastic Package Substrates



Flexible Printed Circuit (FPC)
Substrates

TIBC's package substrates are sold through Ibiden to major integrated device manufacturers and semiconductor-packaging companies mainly in South Korea, Taiwan and Singapore for use in PCs, mobile phones and other products. TIBC's FPC substrates are marketed via Ibiden to SIM-card and smart-card suppliers mainly in Europe, China and Japan for integration into credit cards and telephone cards.

In fiscal 2004, TIBC achieved a sharp improvement in business results compared with the previous fiscal year, thanks to a solid contribution from its high-performance BGA plastic package substrates, for which it commenced production in October 2002, in favorable market conditions for PCs and mobile phones. In fiscal 2005, TIBC expects to sustain a high level of production.



TIBC Corporation

Logistics Solutions Business

Determined to build another pillar of future growth, Toyota Industries began operations of its Logistics Solutions Business in Japan, through which we provide companies with logistics solutions covering logistics planning to the operation of distribution centers. Our aim is to help customers reduce their total logistics costs and respond to their needs for logistics improvements by utilizing our accumulated experience acquired through the production and sales of such materials handling equipment as forklift trucks and automated storage and retrieval systems, as well as our production know-how as exemplified by the Toyota Production System.

As part of our entry into this field, in March 2002 we established Advanced Logistics Solutions Co., Ltd. ("ALSO"), a wholly owned subsidiary that plans overall logistics operations and operates distribution centers. ALSO thoroughly evaluates logistics operations and provides customer-oriented proposals for optimizing logistics and reducing costs. At the same time, ALSO provides efficient operation of distribution centers and functions as the nucleus of Toyota Industries' Logistics Solutions Business.

To achieve solid growth, we intend to develop our Logistics Solutions Business incrementally, giving due consideration to various industry sectors and possible formats for undertaking logistics operations. In Phase I, we will secure orders for managing and operating distribution centers on a case-by-case basis. During Phase II, we will handle all aspects of outsourced logistics for companies, including logistics management and operations. In Phase III, we will deploy our information network and planning capabilities to carry out joint deliveries for multiple companies as well as for multiple divisions within a single company. We will operate our Logistics Solutions Business in an optimal format for each client — undertaking individual orders for operating distribution centers, carrying out outsourced logistics for clients through the establishment of joint ventures with them, or securing orders for handling logistics for clients through the establishment of joint ventures with other logistics companies.

At present, our Logistics Solutions Business is achieving steady growth in new orders, mainly in the Chubu and Tokyo Metropolitan regions. Adopting medium- and long-term perspectives, Toyota Industries is aggressively allocating management resources to the Logistics Solutions Business and will spare no efforts to develop this business into one of its future core businesses.



Development of Logistics Solutions Business

Logistics Solutions

Phase III Joint logistics
- Joint deliveries for multiple divisions within companies
- Joint deliveries among multiple companies

Phase II All phases of logistics
- Distributor related
- Manufacturer related
- (Procurement logistics, product logistics, international logistics)

Phase I Logistics centers
- Distributor related
- (Food wholesalers, convenience stores, home improvement centers, sundry goods, drugstores)

Tie-ups with trading companies
Tie-ups with other logistics companies
Tie-ups with customers

Marubeni — Teion Shokuhin Ryutsu
Fuji Logistics — TF Logistics
Takasue — ALT Logistics
Trancom — ALTRAN
Kokuyo Logitem — KTL

These companies are joint ventures formed as a result of tie-ups.

FOCUS 5

Research and Development

Based on its founding spirit of "Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement," Toyota Industries undertakes strategic R&D activities aimed at ensuring sustainable future growth rather than just improving short-term business results.

Toyota Industries' R&D activities can be broadly divided into two categories: Product development and improvement carried out independently by each division, and R&D, conducted mainly by the Corporate Technical Center, that is separate from the work of business divisions and is carried out from the perspective of a company-wide management strategy.

Toyota Industries has a diverse range of businesses, and each of the Company's divisions has its own distinct technological strengths, core technologies and market characteristics. To efficiently develop new products attuned to customer needs, it is essential that product improvement, technology development and applied research activities be undertaken mainly by the technical departments of each division. Accordingly, each division has its own staff of engineers, experiment facilities and research laboratories, and engages in vigorous technology development activities in accordance with product development plans.

The Corporate Technical Center plays a leading role in basic R&D in materials fields — basic to all divisions — as well as conducts R&D in such new fields as leading-edge electronics, including power electronics devices, radio tuners, organic light-emitting diodes (OLEDs) and wireless LAN modules. The Center engages in R&D together with each division or independently. It also collaborates with Toyota Central Research & Development Laboratories, Inc., an R&D facility of the Toyota Group, and other outside R&D institutions, including universities.

The following are some of the new products and technologies developed by Toyota Industries in fiscal 2004.

Automobile Segment

Two-Way Compressor

We developed jointly with DENSO Corporation ("DENSO") and started production of a two-way compressor with a built-in motor for use in air conditioners for hybrid cars. This compressor is driven alternately by the engine during driving and by a built-in motor during engine stop. This achieves a balance between fuel efficiency and comfort when the car air-conditioner is turned on. The compressor is installed in Toyota Motor Corporation's ("TMC") Estima Hybrid, which was re-introduced to the market in July 2003 after a minor change, and Alphard Hybrid, which was launched in the same month.



Electrically Driven Air-Conditioning Compressors for Hybrid Cars

We also developed jointly with DENSO and started production of an electrically driven car air-conditioning compressor for hybrid cars. This compressor is driven by a built-in motor, unlike conventional compressors that are belt-driven by the engine. As a result, the air conditioner can remain on even when the engine is turned off, ensuring both interior comfort and fuel economy for idling stop vehicles such as hybrid cars.

The optimized shape of the scroll and other innovations allow the electrically driven compressor to improve the compression efficiency of the refrigerant and minimize energy loss for optimum performance. What's more, this compressor is 40% smaller and lighter than previous electrically driven compressors. It is installed in the new Prius, a hybrid car introduced by TMC in September 2003.



Rotary Valve-Type Variable Displacement Compressor (5SER09)

We developed jointly with DENSO and began production of a rotary valve-type variable displacement compressor (swash plate type). The use of a rotary valve intake, instead of the traditional lead intake valve, gives the compressor excellent cooling capabilities and quiet running. The compressor is installed in TMC's Sienta, which was introduced in September 2003.



The Business Planning Department, part of the Corporate Center, is responsible for the promotion of new business development and technology management. To establish a strong and efficient corporate R&D structure, the Business Planning Department engages in lateral transfers of technologies among the different divisions and examines new technology development themes. Concurrently, it deploys the accumulated technological know-how and external networks (both human and information) of each division to systematically and continually explore the potential for new products and services that may become future pillars of our business.

"E-Lab," our IT research laboratory that serves as a base station for the information system department, undertakes various R&D activities. It carries out research on digital simulation technologies with the aim of shortening product development times as well as reducing lead-times from development to manufacture and shipment. It is also developing an optimal network system for joint development of parts with suppliers, and for parts procurement.

BT Industries, our largest subsidiary, operates its own independent R&D facilities, which focus primarily on warehouse equipment research. TMHC, a Toyota Industries in-house company, conducts technological exchanges with BT Industries and is considering the feasibility of jointly developing key parts for such materials handling equipment as forklift trucks. Aichi Corporation also has its own independent R&D facilities for the development of special-purpose vehicles.

At our subsidiary TIBC Corporation, our joint-venture partner Ibiden Co., Ltd. contributes to product development, while Toyota Industries provides expertise in manufacturing technology fields. ST Liquid Crystal Display Corp., an equity-method affiliate established as a 50-50 joint venture with Sony Corporation ("Sony"), receives technologies and personnel in product development from Sony, and know-how and personnel in production management and technology fields from Toyota Industries.

In fiscal 2004, R&D expenses amounted to ¥29.6 billion, a decrease of ¥0.1 billion (0.5%) from the previous fiscal year, and accounted for 2.5% of consolidated net sales, a decrease of 0.3 percentage point. By segment, R&D expenses were ¥15.8 billion in the Automobile Segment, ¥10.6 billion in the Materials Handling Equipment Segment, ¥1.2 billion in the Textile Machinery Segment and ¥2.0 billion in the Others Segment.

Materials Handling Equipment Segment

CBT Series of Compact Tow Tractors

In November 2003, we started domestic sales of the CBT Series of compact electric tow tractors for transporting loads inside factories and warehouses. Consisting of three models, the CBT tow tractors are electrically powered in consideration of work environments inside warehouses and similar facilities. The two CBT models with 4-ton towing capacity are available in sit-down and stand-up types, while the model with a 6-ton towing capacity is a sit-down type. Use of a high-output motor provides the appropriate power and a large-capacity battery enables extended operation times. These tow tractors also feature designs that emphasize comfort and ease of operability for the driver.


TOYOTA

Electronics Business

White OLED

Toyota Industries has developed a world-class white OLED that achieves an excellent balance between outstanding color reproduction, brightness and life span. Using this technology, we have completed prototypes of a white OLED backlight for LCD panels and an OLED display (white OLED + color filter). Our OLED creates white using a three-color light emission technique (red, green and blue), enabling more faithful color reproduction compared with conventional white OLEDs (which emit orange and bluish green lights) or white light-emitting diodes. We are currently working hard to improve the technology prior to commercialization, and first aim to supply assembly makers for applications in portable devices such as mobile phones and digital cameras.



Corporate Governance

With the aim of creating fair and sound management, Toyota Industries strives to enhance the transparency of its management through prompt disclosure of accurate information to its shareholders and other stakeholders.

Following amendments to Japan's Commercial Code, publicly listed Japanese companies are now allowed to select between a "Company with Committees" system — U.S.-style, committee-based corporate governance — and the traditional "Corporate Auditor/Board of Corporate Auditors" system. Toyota Industries has opted to retain the traditional system, as the Company believes this system adequately ensures that the Board of Directors will properly execute their duties.

Decision-Making Structure

Toyota Industries' Board of Directors, Management Committee and Business Operation Committee ensure effective and efficient decision-making with regard to matters deemed to have a significant impact on shareholders' interests as well as important issues affecting business operations. The Board of Directors generally convenes once a month, and deliberates on and resolves important management matters, such as those required by the law. As of June 22, 2004, the Board of Directors consisted of 30 directors, including one external director.

Toyota Industries' corporate auditors strictly monitor the execution of duties by board members by means of attending meetings of the Board of Directors and expressing their opinions when necessary.

Toyota Industries has adopted a divisional system. In principle, authority for the execution of business operations in their respective divisions is delegated to division managers.

Strategic decision-making and the establishment of divisional and corporate targets are discussed and resolved by the Management Committee and other deliberative bodies. When necessary, cases are put before the Board of Directors.

The main decision-making bodies of Toyota Industries are the Board of Directors, Management Committee and Business Operation Committee. The Management Committee and the Business Operation Committee are Toyota Industries' independent creations to raise the efficiency and speed of management and decision-making. Of all the issues deliberated on by the Management Committee and Business Operation Committee, issues stipulated in Japan's Commercial Code and Board Rules are presented for discussion by the Board of Directors. Barring matters resolved at the Shareholders' Meeting, all important management matters stipulated in the Commercial Code and the Board Rules are discussed and decisions are made by the Board of Directors.


Shareholders' Meeting
Appoints
Corporate Auditors
Reports to
Board of Corporate Auditors
Reports to
Appoints
Board of Directors
Chairman
President
Monitors
Management Committee
Business Operation Committee

The Management Committee deliberates on important matters concerning all aspects of management, such as company-wide strategy and allocation of management resources. The Committee is composed of directors above the Executive Vice President level. When he deems it necessary, the President calls in certain other directors and managers.

The Business Operation Committee deliberates on important matters regarding each business segment. The Committee is attended by the President, directors in charge of corporate planning and directors assigned to oversee divisional operations (division managers, etc.).

Corporate Auditors (Board of Corporate Auditors)

As of June 22, 2004, the Board of Corporate Auditors was composed of five corporate auditors, including two standing corporate auditors and three outside corporate auditors. Appointed at the Shareholders' Meeting, the corporate auditors monitor execution of duties by board members. Their auditing duties concern mainly business operations and accounting activities. In undertaking operations audits, they investigate whether ordinances and articles of incorporation are strictly observed by the directors in the execution of their duties. The corporate auditors must attend meetings of the Board of Directors and give their opinions if necessary to prevent illegal or improper resolutions from being adopted at these meetings. When any violation of an ordinance or articles of incorporation is made by a director or the prospect of such a violation is identified, the corporate auditors must report this to the Board of Directors. Also, we have set up the Corporate Auditor's Office with specialist staff so that the corporate auditors are able to adequately execute their auditing duties.

Strengthening and Upgrading Compliance

Code of Conduct Council

Toyota Industries considers compliance with the law to be the cornerstone of good corporate governance. As a good corporate citizen, Toyota Industries has taken various measures to ensure all employees execute their duties fairly and honestly in the light of the law and corporate ethics. To undertake its corporate activities appropriately and legally, Toyota Industries established the Code of Conduct Council in the early 1990s.

In 1998, the Council published a guide for distribution to all employees. This guide contains specific guidelines on good conduct and compliance with the law. Chaired by an Executive Vice President and attended by standing corporate auditors and those above the rank of Managing Director, the Code of Conduct Council convenes on a regular basis and when necessary. The Council monitors overall corporate activities from the legal and corporate ethics viewpoints, checks that employee conduct conforms to the guidelines and encourages educational activities.

In parallel with these activities, the Legal Department, Global Human Resources Department and Audit Office provide employees with highly focused educational programs as well as conduct internal audits.

For the purpose of early detection and quick handling of important compliance-related information, we established a corporate ethics hotline — in addition to other such existing lines and counseling desks — staffed by outside lawyers in September 2003.

In addition, our "Basic Philosophy" and "Five Values," which serve as the basis of employee actions, clearly express action guidelines and ensure that the Company is operated with a shared high ethical standard, from top management down.

Establishing an Internal Control System

In addition to the auditing activities performed by corporate auditors, we strive to upgrade our internal control system through measures that include audits of each department by the Audit Office and periodic autonomous audits by individual departments.

Information Disclosure

Toyota Industries strives to adhere to the letter and spirit of the law in Japan and overseas, while conducting its corporate activities fairly and transparently. Our disclosure activities are not limited to providing only legally required information. Rather, we proactively disclose information to fulfill our responsibility for providing clear explanations to our shareholders and other stakeholders, thus raising management transparency. In line with these efforts, we disclose pertinent information to the public in a timely manner through such media as the Investor Relations section of our Web site.

Toyota Industries intends to continue to explore ways of achieving the best possible corporate governance, not only through a legal framework but also through independent efforts.


TOYOTA
Investors
Investor Information
What's New
Information Pages

http://www.toyota-industries.com/ir/

FOCUS 7

Harmonious Coexistence with the Environment and Local Communities

Environmental Protection Activities

Basic Principle

Acutely aware that global environmental problems could jeopardize the survival of humankind, Toyota Industries has designated environmental soundness as a key medium- to long-term management priority. Our basic corporate principle states that "Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality." In keeping with the spirit of this principle, Toyota Industries has been proactively engaged in the protection of the environment.

Corporate Commitment to the Environment

In January 2003, we introduced the Toyota Industries Group Corporate Commitment to the Environment. This declaration highlights Toyota Industries' firm resolve to fulfill its corporate responsibilities to society and to reinforce its environmental protection activities.

Toyota Industries Group Corporate Commitment to the Environment

Toyota Industries carries out its everyday business activities to contribute to global economic development and enhance the quality of life through its products and services. In all our business activities, we always consider environmental issues throughout the entire lifecycles of our products. In aiming for a balance between environmental protection and economic development, we have designated "sustainable management" as an issue of the highest priority, as all Toyota Industries employees combine their efforts to tackle environmental issues.

Global Vision

Collaborate with local communities and global society in addressing environmental protection.


Harmony
Sustainable Management
Improvement
Responsibility

Improve eco-efficiency for all our business activities, products and services.

Fulfill our social responsibility of environmental protection.

Corporate Commitment

1. The Toyota Industries Group will strive for further reduction of environmental impact, as well as compliance with environmental laws and regulations.
2. The Toyota Industries Group will develop and provide products and services with top-level environmental performance.
3. The Toyota Industries Group will conduct production activities, in a manner that takes into account prevention of global warming, effective applications of energy and resources, and reduction of substances of environmental concern.
4. The Toyota Industries Group will communicate closely with a wide range of stakeholders, including its customers and shareholders, and continually improve its system of "sustainable management."
5. The Toyota Industries Group will actively address various environmental issues in local communities and global society as a good corporate citizen.

In-House Organization for Environmental Activities


Environmental Committee
Chaired by the President
Product Technology Subcommittee
• Development of environment-friendly products
• Facilitation of product recycling
• Promotion of life cycle assessment (LCA) system
Energy Subcommittee
• Proposal of plans for increasing energy efficiency and related activities
Pollution Prevention Subcommittee
• Promotion of pollution-prevention activities
• Management of hazardous substances
• Management and phase-out of materials that impose a burden on the environment
Waste Minimization Subcommittee
• Preparation and promotion of activities that reduce waste volumes
• Promotion of reuse of materials
Plant Environmental Committee
(at each plant)

Third Environmental Action Plan

Toyota Industries has been systematically involved in a diverse range of environmental protection activities since formulating its First Environmental Action Plan in 1993. In 1996, we revised this action plan and launched the Second Environmental Action Plan. Having virtually attained our targets, we re-evaluated all aspects of the second plan and in August 2000 introduced the Third Five-Year Environmental Action Plan (April 2001 - March 2006). We continue to work toward attaining the objectives of this plan.

With respect to specific numerical targets, by the end of March 2006 we aim to reduce our volume of CO_2 emissions by 5% compared with the fiscal 1991 level (and achieve a 10% reduction by the end of March 2011, using the same fiscal 1991 level as the comparison), and by the end of March 2006 we intend to reduce total emissions of PRTR (Pollutant Release and Transfer Register) substances as designated by the Ministry of the Environment by 50% compared with fiscal 1999 levels.

In-House Organization for Environmental Activities

Determined to address environmental issues in an organized and systematic manner, Toyota Industries has established the Environmental Committee, chaired by the President. The committee has four specialized subcommittees. In addition, each plant has organized its own Plant Environmental Committee and specialized subcommittees for addressing individual manufacturing issues.

We have placed top priority on establishing an encompassing organizational framework to uniformly and efficiently manage and promote the environmental activities carried out individually by Toyota Industries Corporation and its subsidiaries. To augment the Toyota Industries Group Corporate Commitment to the Environment, we are currently examining additional ways to strengthen our environmental approach.

Complying with International Environmental Standards

Toyota Industries is making vigorous efforts to obtain ISO14001 certification in line with plans to establish a company-wide environmental management system and fulfill its corporate responsibilities for global environmental protection. All production plants of the Company had obtained ISO14001 as of March 2003. Most of our major domestic subsidiaries and affiliates have also received this certification while others are making preparations to do so.

Overseas, our principal manufacturing bases, including MACI, TIEM, TIESA, TIK, KTTM and TDDK, have been certified. Several production bases of the BT Industries Group have also received this certification. We are working to obtain certification at all companies in the Toyota Industries Group.

Environmental Accounting

Today, there are a growing number of environmental issues. Accordingly, accurate analysis of the costs and effectiveness of environmental investment has become increasingly important for management decision-making and information disclosure to investors and shareholders. There are currently no uniform international standards on the scope and definition of environmental costs. However, using guidelines (2002 edition) prescribed by the Japanese Ministry of the Environment, the Company has formulated its own internal standards for calculating the cost effectiveness of environmental protection investments and the cost efficiency of our environmental activities. Please see our *Social & Environmental Report* for details.

FOCUS 7

Social Contribution Activities

Fundamental Thinking

While striving for sustained corporate growth, Toyota Industries works to fulfill its role as a good corporate citizen to contribute to the betterment of local communities that provide the foundation for our corporate activities and employees' lives. As part of these efforts, Toyota Industries cooperates closely with local communities to carry out an assortment of activities that contribute to society. We also enthusiastically support volunteer activities by employees.

Support for Employees' Volunteer Activities

Toyota Industries set up the Heartful Club as an organization for supporting volunteer activities by employees. The club provides registered members with information about volunteering, solicits volunteers and encourages employee participation in such volunteer activities as social welfare and environmental protection events.



Employees volunteer for cleanup activities along the coastline near production plants.

Sponsoring Social Welfare and Cultural Events

We provide broad-ranging support for social welfare and cultural events, mainly in regions near our headquarters and production bases. This includes supporting events for disabled children and children orphaned by traffic accidents. We also support concerts as part of our cultural support activities.



At the "Public Welfare Communication Festival," we invite physically handicapped children living near our head office to our company facilities.

Communicating about Environmental Protection and Social Contribution Activities

Toyota Industries publishes the *Social & Environmental Report*, a summary of our approach toward and the achievements of our environmental protection and social contribution activities. Until 2003, we published a report that contained information mainly on our environmental protection activities. From 2004, however, we added information about our social contribution activities and re-christened the publication as the *Social & Environmental Report*. To obtain a copy of our *Social & Environmental Report*, see the contact information listed on the last page of this annual report. The contents of the *Social & Environmental Report*, together with details of our recent environmental protection and social contribution activities, are also available on our Web site (*http://www.toyota-industries.com*).

Through our Web site and *Social & Environmental Report*, Toyota Industries proactively discloses information to stakeholders about how it fulfills its social responsibilities.


TOYOTA
Social & Environmental Report
2004
TOYOTA INDUSTRIES CORPORATION

Social & Environmental Report


TOYOTA
TOYOTA INDUSTRIES CORPORATION

http://www.toyota-industries.com/environment/

Financial Section

Eleven-Year Summary

Toyota Industries Corporation
Years ended March 31
The figures in this table are unaudited.

	(Consolidated)			
	Millions of yen			
	2004	2003	2002	2001
For The Year				
Net sales	**¥1,164,379**	¥1,069,219	¥ 980,163	¥ 767,383
Operating income	**52,631**	52,478	46,330	47,304
Ordinary income	**58,971**	51,375	47,866	44,525
Income before income taxes	**57,741**	43,670	47,866	38,220
Net income	**33,623**	21,934	27,311	22,637
Overseas sales	**¥ 497,357**	¥ 451,594	¥ 396,470	¥ 298,794
Depreciation and amortization	**65,352**	59,154	55,174	46,454
Capital expenditures	**89,509**	87,559	88,320	127,273
Research and development expenses	**29,562**	29,705	29,985	26,196
Per share of common stock (yen, U.S. dollars):				
Net income — basic	**¥ 108.04**	¥ 70.19	¥ 87.28	¥ 75.90
Net income — diluted	**101.97**	62.90	78.26	67.77
Shareholders' equity	**3,199.69**	2,522.52	2,809.54	3,036.77
Cash dividends	**24.00**	22.00	19.00	17.00
At Year-End				
Total assets	**¥2,011,995**	¥1,650,391	¥1,770,401	¥1,869,642
Shareholders' equity	**1,016,764**	738,868	878,812	951,298
Common stock	**80,463**	68,047	68,022	68,019
Number of shares outstanding (excluding treasury stock)	**317,666**	292,777	312,796	313,260
Cash Flows				
Net cash provided by operating activities	**¥ 92,406**	¥ 103,183	¥ 81,078	¥ 78,413
Net cash used in investing activities	**(92,668)**	(95,121)	(106,711)	(155,871)
Net cash provided by (used in) financing activities	**(56,015)**	57,776	1,225	94,472
Cash and cash equivalents at end of year	**77,212**	136,929	71,120	95,297
Indices				
Return on equity (ROE) (%)	**3.8**	2.7	3.0	3.6
Return on assets (ROA) (%)	**1.8**	1.3	1.5	1.8
Return on sales (ROS) (%)	**2.9**	2.1	2.8	2.9
Debt/equity ratio (%)	**31.6**	55.6	35.9	30.7
Interest coverage (times)	**7.4**	6.7	5.8	9.1
EBITDA (millions of yen, thousands of U.S. dollars)	**¥ 113,676**	¥ 95,472	¥ 97,540	¥ 79,921
Number of employees at year-end	**27,431**	25,030	23,056	21,118

Notes: 1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥105.69 = US$1, the approximate exchange rate on March 31, 2004.
2. Main changes in accounting standards and methods during the above periods are as follows. These changes have not been applied to the financial statements presented prior to each year retroactively.
(1) Effective beginning the year ended March 31, 2003, the new accounting standards for net income per share have been applied. Details are described in Notes to Consolidated Financial Statements.
(2) Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits, financial instrument and foreign currency transactions have been applied. Details are described in Notes to Consolidated Financial Statements.
(3) Effective beginning the year ended March 31, 2000, Toyota Industries Corporation (the "Company") has used annual average exchange rate instead of the year-end rate in order to present the operating results more precisely as significance of the overseas consolidated subsidiaries had been increasing and their revenue and expenses were incurred throughout the fiscal years. The Company also has adopted tax effect accounting due to the amendment of the accounting standards for income taxes. Deferred tax assets have been newly recognized in current assets, and investments and other assets. Deferred tax liabilities have been recognized in current and long-term liabilities.

(Consolidated)						(Non-Consolidated)	(Consolidated)
Millions of yen							Thousands of U.S. dollars
2000	1999	1998	1997	1996	1995	1994	2004
¥625,773	¥558,876	¥572,698	¥530,851	¥476,084	¥457,565	¥467,246	**$11,016,927**
28,867	24,814	32,729	32,675	19,926	16,796	13,110	**497,975**
27,162	23,172	33,202	31,157	21,560	16,775	14,530	**557,962**
27,162	23,172	33,202	31,157	21,560	16,775	14,530	**546,325**
13,686	10,391	20,491	17,931	13,549	10,638	10,730	**318,128**
¥191,992	¥178,737	¥150,417	¥116,738	¥119,358	¥ 99,835	¥ 88,049	**$ 4,705,809**
42,752	34,380	27,958	28,043	27,240	26,359	27,116	**618,337**
44,746	60,468	62,007	35,408	29,629	27,583	26,640	**846,901**
24,062	23,231	23,112	19,691	18,770	17,633	17,439	**279,705**
¥ 48.32	¥ 36.30	¥ 72.33	¥ 63.55	¥ 48.03	¥ 37.72	¥ 38.05	**$ 1.02**
43.18	32.62	63.48	55.20	47.13	37.10	37.41	**0.96**
1,116.62	1,063.05	1,056.81	996.18	947.04	905.89	881.52	**30.27**
16.00	16.00	16.00	16.00	13.00	13.00	13.00	**0.23**
¥685,914	¥617,071	¥593,004	¥556,291	¥454,503	¥427,206	¥402,929	**$19,036,758**
316,293	301,158	304,097	281,154	267,145	255,536	248,583	**9,620,248**
40,178	40,178	40,133	31,458	31,322	31,321	31,245	**761,311**
283,260	283,296	287,752	282,233	282,083	282,082	281,994	
¥ 68,058	¥ 44,133	¥ 50,952	¥ 51,327	N/A	N/A	N/A	**$ 874,312**
(67,187)	(96,222)	(26,897)	(74,968)	N/A	N/A	N/A	**(876,791)**
27,500	24,368	(12,918)	69,081	N/A	N/A	N/A	**(529,993)**
77,332	49,955	74,303	62,322	N/A	N/A	N/A	**730,552**
4.4	3.4	7.0	6.5	5.2	4.2	4.4	
2.1	1.7	3.6	3.6	3.1	2.5	2.6	
2.2	1.9	3.6	3.4	2.8	2.3	2.3	
60.5	51.6	37.5	46.0	20.4	20.2	19.2	
14.5	16.4	17.6	13.0	8.7	6.4	6.1	
¥ 64,681	¥ 51,033	¥ 55,212	¥ 55,548	¥ 44,830	¥ 41,502	¥ 38,031	**$ 1,075,561**
13,132	12,797	11,239	10,738	10,806	10,452	9,670	

(4) Effective beginning the year ended March 31, 1999, the Company has presented consolidated financial statements as follows: In the consolidated statements of income, enterprise taxes, which had been included in selling, general and administrative expenses up to and including the previous year, have been included in income taxes. Amortization of goodwill, which had been classified as a deductible item from income before income taxes until the previous year, has been included in selling, general and administrative expenses. Equity in earnings/losses of affiliates, which had been added to or deducted from income before income taxes until the previous years, has been included in non-operating income or expenses.

(5) Effective beginning the year ended March 31, 1995, consolidated financial statements have been presented on a consolidated basis. The data for the year ended March 31, 1994 are non-consolidated basis.

3. Net income per share, ROE and ROA are computed based on the average number of shares, shareholders' equity and total assets, respectively, for each year.

4. Debt/equity ratio = Interest-bearing debt / Shareholders' equity

5. Interest coverage = (Operating income + Interest and dividends income) / Interest expenses

6. EBITDA = Income before income taxes + Interest expenses - Interest and dividends income + Depreciation and amortization

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of July 2004.

This section contains projections and forward-looking statements that involve risks, uncertainties and assumptions. You should be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its consolidated subsidiaries to differ materially from any projections or forward-looking statements. These risks and uncertainties include, but are not limited to, those listed under "Risk Information" and elsewhere in this annual report.

The fiscal year ended March 31, 2004 is referred to as fiscal 2004 and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation; and references to "Toyota Industries" herein are to the Company and its 140 consolidated subsidiaries.

Results of Operations

Operating Performance

During fiscal 2004, the Japanese economy began a steady recovery, as private-sector capital expenditure increased along with an expansion in exports, while consumer spending also emerged from sluggishness. Overseas, the economic situation improved as well, with the U.S. economy recovering and the European economy picking up.

In this operating environment, Toyota Industries made efforts to strengthen its corporate structure by developing new products to raise customer satisfaction, aggressively conducting sales promotions, carrying out a company-wide cost-reduction program and enhancing group-wide management control. As a result, Toyota Industries recorded consolidated net sales of ¥1,164.4 billion, an increase of ¥95.2 billion (8.9%) over fiscal 2003. (For a breakdown in operating results by business segment, refer to Operating Performance Highlights by Business Segment.)

At the profit level, ordinary income amounted to ¥59.0 billion, an increase of ¥7.6 billion (14.8%) over fiscal 2003. This increase reflected growth in income at our domestic and overseas subsidiaries as well as a contribution to profits by ST Liquid Crystal Display Corp. ("ST-LCD"), a joint venture with Sony Corporation ("Sony"). Net income amounted to ¥33.6 billion, an increase of ¥11.7 billion (53.3%) over fiscal 2003.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for fiscal 2004 increased ¥78.8 billion (8.8%) over fiscal 2003 to ¥978.5 billion, due mainly to an increase in net sales.

Capital Expenditures


(¥ Billion)
150
100
50
0
FY 00
01
02
03
04

- Automobile
- Materials Handling Equipment
- Textile Machinery
- Others (including corporate or elimination)

Net Sales, Overseas Sales and Overseas Sales Ratio


(¥ Billion)
(%)
1,200
1,000
800
600
400
200
0
60
50
40
30
20
10
0
FY 00
01
02
03
04

- Net sales (left)
- Overseas sales (left)
- Overseas sales ratio (right)

Operating Income and Operating Income Ratio


(¥ Billion)
(%)
60
50
40
30
20
10
0
12
10
8
6
4
2
0
FY 00 01 02 03 04
Operating income (left)
Operating income ratio (right)

Net Sales of Automobile Segment


(¥ Billion)
600
400
200
0
FY 00 01 02 03 04

Operating Income of Automobile Segment


(¥ Billion)
30
20
10
0
FY 00 01 02 03 04

Selling, general and administrative expenses increased ¥16.3 billion (13.9%) to ¥133.3 billion. This increase was mainly the result of Aichi Corporation ("Aichi") becoming a consolidated subsidiary of Toyota Industries.

Operating Income

Operating income for fiscal 2004 increased ¥0.2 billion (0.3%) over fiscal 2003 to ¥52.6 billion. Despite a decrease in operating income by the Company, overall operating income increased due primarily to the consolidation of Aichi and favorable results at Toyota Industries' subsidiaries.

Operating Performance Highlights by Business Segment

Below are the operating results by business segment. Net sales for each segment do not include intersegment transactions.

Automobile Segment

Net sales of the Automobile Segment increased ¥8.4 billion (1.4%) over fiscal 2003 to ¥603.9 billion. However, operating income decreased ¥2.6 billion (8.6%) to ¥27.5 billion.

Sales in the Japanese, European and North American markets were virtually at the same levels as recorded in the previous fiscal year. In the Vehicle Business, sales of the Vitz, our mainstay vehicle, also remained at the same level as for fiscal 2003. While sales of the Corolla Sedan for North America, for which production commenced in January 2003, contributed to overall performance, sales of the RAV4 decreased. In the Engine Business, we recorded higher sales of the AZ-type gasoline engine, which is installed in the Estima. However, we posted lower sales of the UZ-type and FZ-type gasoline engines, which are incorporated into the Land Cruiser. Sales were also adversely affected because a portion of CD-type diesel engines for Europe is now shipped as parts, thus decreasing the overall production of the engine as a complete product. Toyota Motor Industries Poland Sp.zo.o., jointly established with Toyota Motor Corporation ("TMC"), is progressing smoothly with preparations for the commencement of diesel engine production in January 2005. In the Car Air-Conditioning Compressor Business, sales in both domestic and overseas markets increased, due mainly to favorable sales of vehicles fitted with our car air-conditioning compressors and an expanded range of automobiles equipped with our products.

Car Air-Conditioning Compressor Unit Sales


(Million Units)
20
15
10
5
0
FY 00 01 02 03 04
Japan
North America
Europe
Asia and Oceania

Net Sales of Materials Handling Equipment Segment


(¥ Billion)
500
400
300
200
100
0
FY 00 01 02 03 04

Operating Income of Materials Handling Equipment Segment


(¥ Billion)
20
15
10
5
0
FY 00 01 02 03 04

Net Sales of Textile Machinery Segment


(¥ Billion)
50
40
30
20
10
0
FY 00 01 02 03 04

Operating Income (Loss) of Textile Machinery Segment


(¥ Billion)
3
2
1
0
(2)
(4)
FY 00 01 02 03 04

Materials Handling Equipment Segment

Net sales of the Materials Handling Equipment Segment increased ¥70.4 billion (18.9%) over fiscal 2003 to ¥443.4 billion. Operating income increased ¥3.2 billion (19.6%) to ¥19.3 billion.

Sales were robust in Japan amid a recovery in private-sector capital expenditure. Sales in Europe and the U.S. also increased over fiscal 2003. During fiscal 2004, we developed new products attuned to customer needs while undertaking aggressive sales promotion activities in close cooperation with our distributors. As a result, we achieved worldwide sales of 82,000 TOYOTA-brand forklift trucks and 59,000 BT-brand forklift trucks, the latter produced by the subsidiary BT Industries AB. In Japan, we attained an all-time high 42.6% share of the forklift truck market in calendar year 2003. Overseas, export sales of forklift trucks for North America and Europe decreased due to the ongoing transferring of production to local subsidiaries, but export sales in Asia and Oceania increased sharply.

In fiscal 2004, we strengthened our sales and production structures globally. In Japan, we made Aichi into one of our subsidiaries in May 2003 and worked closely with Aichi to carry out cost-reduction activities. Supported by these efforts and brisk demand, Aichi's performance is now steadily recovering. In China, Toyota Industry (Kunshan) Co., Ltd. commenced local production of forklift trucks in April 2003, while Toyota Material Handling (Shanghai) Co., Ltd. began sales operations in June 2003. Additionally, we established Toyota Industries Corporation Australia Pty Limited in Sydney in June 2003 and Toyota Industries Mercosur Ltda. in São Paulo, Brazil, in January 2004. These companies have commenced sales operations with the aim of expanding sales in their respective markets.

Textile Machinery Segment

Net sales of the Textile Machinery Segment decreased ¥2.8 billion (5.7%) from fiscal 2003 to ¥46.0 billion. Operating income decreased ¥2.2 billion (95.7%) to ¥0.1 billion.

Although sales of air-jet looms to Pakistan and ring spinning frames to Vietnam increased, sales of air-jet looms to China decreased, as shipments for a large order to Wujiang, Jiangsu province that was received in the previous fiscal year were completed during fiscal 2004. In China, one of our core markets, strong demand for air-jet looms since 2002 began waning at the end of 2003, due mainly to the effects of monetary tightening in response to an overheating economy. Although sales of spinning machinery and weaving machinery showed signs of recovery in India and Pakistan, overall sales in other Asian markets remained sluggish.

Others Segment

Net sales of the Others Segment increased ¥19.1 billion (36.7%) over fiscal 2003 to ¥71.1 billion. Operating income increased ¥1.8 billion (47.0%) to ¥5.8 billion.

Sales by Geographical Segment

Below are Toyota Industries' operating results by geographical segment. Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales totaled ¥785.3 billion, an increase of ¥51.4 billion (7.0%) over fiscal 2003. Operating income amounted to ¥45.8 billion, an increase of ¥0.8 billion (1.7%). The increases mainly resulted from the consolidation of Aichi.

North America

Net sales amounted to ¥198.7 billion, an increase of ¥6.4 billion (3.3%) over fiscal 2003. Operating income totaled ¥6.1 billion, the same level as in fiscal 2003. The increase in net sales was due mainly to an increase in sales volumes by forklift truck

Net Sales of Others Segment


(¥ Billion)
80
60
40
20
0
FY 00 01 02 03 04

Operating Income of Others Segment
(Including Elimination of Intersegment Transactions)


(¥ Billion)
6
5
4
3
2
1
0
FY 00 01 02 03 04

Net Income per Share


(¥)
120
100
80
60
40
20
0
FY 00 01 02 03 04
Basic
Diluted

manufacturing subsidiaries and car air-conditioning compressor manufacturing subsidiaries.

Europe

Net sales were ¥167.5 billion, an increase of ¥28.0 billion (20.1%) over fiscal 2003. Operating income amounted to ¥3.1 billion, an increase of ¥1.2 billion (61.7%). These increases resulted chiefly from higher sales volumes by forklift truck manufacturing subsidiaries and car air-conditioning compressor manufacturing subsidiaries.

Others

Net sales totaled ¥12.9 billion, an increase of ¥9.4 billion (272.8%) over fiscal 2003. An operating loss of ¥0.1 billion was recorded, an increase of ¥0.1 billion (73.7%).

Non-Operating Income and Expenses

Non-operating income for fiscal 2004 increased ¥3.9 billion (14.6%) over fiscal 2003 to ¥30.2 billion. This increase resulted mainly from an increase in dividends from TMC and higher equity in earnings of ST-LCD.

Non-operating expenses decreased ¥3.6 billion (13.1%) to ¥23.8 billion, owing primarily to a decrease in equity in net loss of ST-LCD.

Extraordinary Income and Losses

The transition of the benefit plan into a defined contribution pension plan on a portion of pensions assets in the first half of 2003 resulted in an extraordinary gain of ¥0.6 billion. On the other hand, we posted provision for retirement and severance benefits for directors and corporate auditors as an extraordinary loss of ¥1.9 billion.

Income before Income Taxes

Income before income taxes increased ¥14.1 billion (32.2%) over fiscal 2003 to ¥57.7 billion. This increase was due chiefly to an increase in ordinary income as well as decreases in revalued loss of investment securities and loss on disposal of property, plant and equipment, both of which were recorded in fiscal 2003.

Income Taxes

Net of current and deferred income taxes was ¥20.7 billion, virtually the same as in fiscal 2003. This was mainly because an increase in income taxes at subsidiaries was offset by a decrease in taxes at the Company.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased ¥2.5 billion (266.8%) to ¥3.4 billion. The increase resulted primarily from the consolidation of Aichi and favorable business results of subsidiaries.

Net Income

Net income for fiscal 2004 increased ¥11.7 billion (53.3%) over fiscal 2003 to ¥33.6 billion. Net income per share amounted to ¥108.04, compared with ¥70.19 in fiscal 2003. Diluted net income per share increased from ¥62.90 in fiscal 2003 to ¥101.97.

Liquidity and Capital Resources

Toyota Industries' financial policy is to ensure sufficient financing and liquidity for its business activities and to maintain the strength of its balance sheets. Currently, funds for capital investments and other long-term capital needs are provided from retained earnings and long-term debt, and working capital needs are met through short-term loans. Long-term debt financing is carried out mainly through issuance of corporate bonds and loans from financial institutions.

In addition to current assets such as cash and cash equivalents and securities, Toyota Industries maintained a commercial paper issuance capacity of ¥100.0 billion as of March 31, 2004.

Toyota Industries continues to maintain its solid financial condition. Through the use of such current assets as cash and cash equivalents and securities, as well as free cash flows and funds procured from financial institutions, Toyota Industries believes that it will be able to provide sufficient funds for the working capital necessary to expand existing businesses and develop new projects, and for future investments.

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio


(¥ Billion)
(%)
2,000
1,500
1,000
500
0
80
60
40
20
0
FY 00 01 02 03 04
Total assets (left)
Shareholders' equity (left)
Shareholders' equity ratio (right)

Assets, Liabilities and Shareholders' Equity

Total assets at the end of fiscal 2004 amounted to ¥2,012.0 billion, an increase of ¥361.6 billion (21.9%) over the end of fiscal 2003. This increase was attributable mainly to a significant increase in investments and other assets.

Current assets decreased ¥21.9 billion (5.9%) from the previous fiscal year-end to ¥349.9 billion. This decrease primarily reflected a decrease in cash and cash equivalents. Cash and cash equivalents decreased ¥59.7 billion (43.6%) to ¥77.2 billion, due chiefly to repayments of corporate bonds.

Property, plant and equipment increased ¥27.2 billion (7.5%) to ¥389.4 billion, due primarily to the consolidation of Aichi during fiscal 2004.

Intangible assets increased ¥3.1 billion (3.2%) to ¥99.9 billion, due to an increase in software.

Investments and other assets increased ¥353.2 billion (43.1%) to ¥1,172.8 billion. This increase was mainly the result of an increase in the market prices of shares of Toyota Group companies, including TMC, held by Toyota Industries.

On the liabilities side, current liabilities decreased ¥67.0 billion (17.0%) from the previous fiscal year-end to ¥326.3 billion. This decrease was due mainly to the repayments of corporate bonds and convertible bonds.

Long-term liabilities amounted to ¥634.0 billion, an increase of ¥139.8 billion (28.3%) over the previous fiscal year-end. This was due chiefly to an increase of ¥134.0 billion in deferred tax liabilities as a result of an increase in the market value of investment securities.

Interest-bearing debt, including short-term bank loans, long-term debt due to mature within one year, corporate bonds, convertible bonds and long-term bank loans, amounted to ¥321.0 billion, a decrease of ¥89.7 billion (21.8%) from the end of fiscal 2003.

Minority interest in consolidated subsidiaries increased ¥10.9 billion (45.6%) to ¥34.9 billion, primarily because Aichi became a newly consolidated subsidiary.

Shareholders' equity increased ¥277.9 billion (37.6%) to ¥1,016.8 billion. This was mainly because of an increase of ¥202.4 billion in net unrealized gains on other securities in response to an increase in the market value of investment securities. It was also due to an increase of ¥28.8 billion in common stock and capital surplus resulting from the conversion of convertible bonds. The ratio of shareholders' equity to total assets increased to 50.5% from 44.8% at the end of the previous fiscal year, while shareholders' equity per share at year-end increased to ¥3,199.69 from ¥2,522.52.

Cash Flows

Net cash and cash equivalents provided by operating activities amounted to ¥92.4 billion, a decrease of ¥10.8 billion (10.4%) from fiscal 2003. Net cash and cash equivalents used in investing activities decreased ¥2.5 billion (2.6%) to ¥92.7 billion. Net cash and cash equivalents used in financing activities amounted to ¥56.0 billion, a difference of ¥113.8 billion from net cash and cash equivalents provided by financing activities in the previous fiscal year. Including translation adjustments and a net

Cash Flows


(¥ Billion)
100
50
0
(50)
(100)
(150)
(200)
FY 00 01 02 03 04

□ Net cash provided by operating activities
□ Net cash used in investing activities
Net cash provided by financing activities

Depreciation and Amortization


(¥ Billion)
70
60
50
40
30
20
10
0
FY 00 01 02 03 04

□ Automobile
Materials Handling Equipment
□ Textile Machinery
■ Others (including corporate or elimination)

decrease in cash and cash equivalents due to changes in subsidiaries' year-ends, cash and cash equivalents at the end of fiscal 2004 decreased ¥59.7 billion (43.6%) to ¥77.2 billion.

The decrease in net cash provided by operating activities was mainly because increases in receivables and income taxes paid outweighed an increase in depreciation and amortization. Income taxes paid in fiscal 2004 amounted to ¥30.6 billion, an increase of ¥6.7 billion over fiscal 2003.

Net cash used in investing activities decreased in fiscal 2004. Although proceeds from the sales of marketable securities decreased ¥4.6 billion (54.1%) from fiscal 2003 to ¥3.9 billion, payments for purchases of property, plant and equipment decreased ¥8.4 billion (9.7%) to ¥78.3 billion. The amounts used for purchases of property, plant and equipment consisted mainly of ¥48.8 billion in the Automobile Segment, a decrease of ¥0.6 billion (1.2%); ¥1.2 billion in the Textile Machinery Segment, a decrease of ¥1.0 billion (45.5%); and ¥7.7 billion in the Others Segment, a decrease of ¥4.3 billion (35.8%).

Net cash used in financing activities was ¥56.0 billion, compared with ¥57.8 billion in net cash provided by financing activities in fiscal 2003. This mainly reflected the absence of corporate bond issuances during fiscal 2004 and the repayment of corporate bonds in an amount of ¥31.7 billion. In fiscal 2004, Toyota Industries paid ¥7.4 billion in cash dividends, an increase of ¥1.2 billion (19.4%) over fiscal 2003. Toyota Industries also repurchased 7.7 million of its common shares in an amount of ¥17.1 billion.

Strategies and Outlook

Business Strategies

Since its establishment as a specialized textile machinery manufacturer in 1926, Toyota Industries has diversified the scope of its businesses. Drawing strength from this diversification and innovation, we are preparing ourselves for further growth over the coming years. Toyota Industries' strategic operations are divided into three categories, based on the mission assigned to each.

First Category: Vehicle Business and Engine Business

<Mission>

As a member of the Toyota Group, to contribute to the high quality and technological advances of TOYOTA cars.

Second Category: Car Air-Conditioning Compressor Business, Materials Handling Equipment Business and Textile Machinery Business

<Mission>

To aggressively expand global markets through the development of products using Toyota Industries' unique technologies.

Third Category: Electronics Business, Logistics Solutions Business, etc.

<Mission>

To be a key source of Toyota Industries' future growth.

The first category, the Vehicle Business and the Engine Business, handles mainly the production of vehicles consigned by TMC and the production of engines for TOYOTA cars. To play a more important role in the Toyota Group, Toyota Industries is making continual efforts to improve its production technologies and strengthen quality control. For Toyota Industries, this field of business provides a stable platform for its own growth, while also contributing to the success of the Toyota Group.

Aiming to be more proactive in the development and production of TOYOTA cars and engines, Toyota Industries will step up its efforts to strengthen its R&D capability and improve productivity. Toyota Industries will also make proposals to TMC for the design and launch of auto parts and small cars, and actively work to ensure such proposals are adopted. In the Engine Business, Toyota Industries will contribute to TMC's global strategy, especially in Europe, with its diesel engines.

The second category comprises the Car Air-Conditioning Compressor Business, the Materials Handling Equipment Business and the Textile Machinery Business. This is a business field in which Toyota Industries must cultivate further development of global markets by precisely identifying customer needs, and developing and marketing state-of-the-art products that meet these needs through the application of original technologies. Firmly believing that technological improvement is the key to competitiveness, Toyota Industries strives to strengthen its technological development capabilities by fostering the development of superior engineers. Since the Car Air-Conditioning Compressor Business and the Materials Handling Equipment Business are positioned as core businesses, Toyota Industries intends to prioritize its allocation of management resources to them. In addition, on April 1, 2001, Toyota Industries established TOYOTA Material Handling Company as an independent company within Toyota Industries. The main purpose of this move was to help ensure a flexible and speedy response to changes in the business environment and emerge a winner in the face of intensifying global competition.

The third category consists of the Electronics Business, which includes the production of LCDs, and the Logistics Solutions Business. These businesses will also be made a priority in Toyota Industries' allocation of management resources in order to grow them into core businesses. The Electronics Business is a field characterized by rapid advances in technological innovation, requiring stronger R&D capability and continual capital expenditure to maintain competitiveness. The key to success in this field is to get production on track quickly, improve the rejection rate of products and achieve a quick return on investment. In order to participate in the Electronics Business and expand operations in a short period of time, as well as to diversify the risks of entering new areas of this business, Toyota Industries has not only carried out independent product development, but has also entered into joint ventures with Sony and Ibiden Co., Ltd. In addition, Toyota Industries independently conducts R&D into power electronics parts for automobiles and organic light-emitting diodes. Toyota Industries believes that this strategy has been successful to date and sees the Electronics Business as a key source of future corporate growth.

In recent years, Japanese industries have been increasingly moving toward outsourcing product distribution and storage functions in order to reduce logistics costs. Seeing this as an opportunity, Toyota Industries entered into the Logistics Solutions Business in Japan. Taking advantage of our materials handling know-how accumulated through the production and sales of forklift trucks and other materials handling equipment, we aim to provide customer-oriented proposals for optimized logistics and cost reduction. Through proactive allocation of management resources, we hope our Logistics Solutions Business will become a new source of stable revenues for Toyota Industries.

Outlook for Results for Fiscal 2005

Although the Japanese economy is expected to continue on a path toward a steady recovery, there are numerous areas of concern, including exchange rate fluctuations and market conditions for such raw materials as steel. Overseas, the economic outlook is clouded by uncertainties about the direction of the U.S. economy prior to the presidential election as well as movements in the overheating Chinese economy.

For fiscal 2005, Toyota Industries expects to record consolidated net sales of ¥1,150.0 billion, ordinary income of ¥60.0 billion and net income of ¥34.0 billion. Toyota Industries will make group-wide efforts aimed at the timely development and introduction of products tailored to customer needs, carry out sales and service activities and undertake cost-reduction activities.

Toyota Industries' forecasts are based on an assumed exchange rate of ¥105=US$1.

Dividend Policy

Toyota Industries' dividend policy is to continue paying stable dividends, while giving overall consideration to business results and the dividend payout ratio, in order to meet the expectations of shareholders. Toyota Industries' Ordinary General Meeting of Shareholders, held on June 22, 2004, approved a year-end cash dividend of ¥12.0 per share. Including the interim cash dividend of ¥12.0 per share, cash dividends for the year totaled ¥24.0 per share, an increase of ¥2.0 per share over fiscal 2003. The dividend payout ratio increased from 34.0% to 35.5%. Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The risks mentioned in this annual report represent only a portion of the risks that could have an impact on Toyota Industries' financial condition and business results, and do not necessarily cover all possible risks. There is also a possibility that Toyota Industries could be affected in the future by risks currently unknown or not considered noteworthy or significant.

Economic Trends

Demand for products supplied by the various businesses of Toyota Industries is influenced by market trends in such industries as automobiles, logistics, electronics and textiles. Also, the choice of whether or not to purchase Toyota Industries' products is at the discretion of customers. Accordingly, worsening of economic conditions or a worsening economic outlook could result in sluggish consumption in Toyota Industries' principal sales regions, which could either directly or indirectly cause Toyota Industries' sales and operating income to decrease. Toyota Industries aims to build an earnings structure that is not easily influenced by changes in the business environment by diversifying its businesses while raising productivity, reducing fixed and variable costs and lowering its break-even margin. Nevertheless, Toyota Industries believes that decreases in demand in related industries as well as economic slowdowns in regions and countries where it engages in sales could have an adverse impact on its business results. Although, as a matter of course, economic trends in Japan are especially crucial, Toyota Industries also carries out its Car Air-Conditioning Compressor, Materials Handling Equipment and Textile Machinery businesses globally. Therefore, economic trends in principal regions and countries where Toyota Industries carries out business activities, including the U.S., European countries, China and other Asian countries, could have a significant impact on its business results.

Principal Customers

Toyota Industries' automobile and engine products are sold primarily to TMC. In fiscal 2004, net sales to TMC accounted for 34.9% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of March 31, 2004, TMC held 24.1% of Toyota Industries' total voting rights and 23.5% of total shares issued.

Product Development Capabilities

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; no assurance that newly developed products and technologies will always be protected as intellectual property; and no assurance that Toyota Industries' products will not become obsolete due to rapid technological advances and changes in market needs.

New Businesses

Toyota Industries invests in companies that engage in new businesses, as well as aggressively carries out new businesses independently. In undertaking new businesses, a myriad of technological and marketing-related issues must be resolved and latent demand must be effectively stimulated. New businesses involve numerous uncertain factors, and in the event that business plans are not achieved in accordance with expectations, all investment burdens incurred could have an adverse impact on Toyota Industries' financial condition and business results.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its materials handling equipment and automobile businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high-value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside Toyota Industries. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances. This could have an adverse impact on Toyota Industries' financial condition and business results.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. An increase in the value of currencies in countries or regions where Toyota Industries carries out production could lead to an increase in local production, procurement and distribution costs. Such an increase in costs could reduce Toyota Industries' price competitiveness and have an adverse impact on Toyota Industries' financial condition and business results. Additionally, because export sales of several businesses are denominated mainly in yen, exchange rate fluctuations could have an adverse impact on Toyota Industries' financial condition and business results due to a change in market prices.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Official Restrictions

Toyota Industries' business activities are subject to a diverse range of regulations in countries in which it carries out business operations. They include regulations related to investment, trade, competition, intellectual property, taxes, foreign exchange, the environment and recycling. Significant changes in such regulations could restrict Toyota Industries' business activities or lead to an increase in costs.

Share Price Fluctuations

At the end of fiscal 2004, Toyota Industries held marketable securities, mostly shares, valued at approximately ¥1,076.9 billion, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of fiscal 2004, Toyota Industries had unrealized gains of ¥889.5 billion on these shares. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Significant Accounting Policies and Estimates

Toyota Industries' financial statements are prepared in conformity with accounting principles and practices generally accepted in Japan. In preparing financial statements, management must make estimates, judgments and assumptions that affect reported amounts of assets and liabilities at fiscal year-end as well as revenues and expenses during each fiscal year. Among Toyota Industries' significant accounting policies, the following categories require a considerable degree of judgment and estimation and are highly complex.

Allowance for Doubtful Accounts

To prepare for the risk of receivables becoming uncollectible, Toyota Industries estimates its allowance for doubtful accounts by utilizing the percentage of historical experiences in credit losses for ordinary receivables and individually examining the feasibility of collection for receivables that seem to be uncollectible. Evaluating the allowance for doubtful accounts involves judgments made in accordance with the nature of the situation, and this allowance represents an essential and crucial estimate — including future estimates of cash flow amounts and timing — that could change significantly. Based on currently available information, Toyota Industries' management believes its present allowance for doubtful accounts is sufficient. However, the need to significantly increase allowance for doubtful accounts in the future could have an adverse impact on Toyota Industries' business results.

Allowance for Retirement Benefits

Calculations differ for retirement benefits, retirement benefit expenses and liabilities after employee retirement, as well as benefits for employees on leave of absence because different assumptions are used at the time of calculation. Assumptions include such factors as discount rates, amount of benefits, interest expenses, expected rates of return on pension assets and mortality rates. The difference in amounts between these assumptions and actual results is calculated cumulatively and amortized over future accounting periods, and thus becomes an expense and is recognized as a liability in future accounting periods. Toyota Industries believes its assumptions are reasonable. However, differences between actual results or changes in the assumptions could have an impact on retirement benefits and retirement benefit expenses and liabilities after employee retirement.

Toyota Industries' Relationship to Toyota Motor Corporation

For historical reasons, Toyota Industries has a close relationship with TMC and Toyota Group companies in terms of capital investment and business dealings.

Determined to manufacture Japanese-made automobiles, in 1933, Kiichiro Toyoda, the eldest son of founder Sakichi Toyoda and then Managing Director of Toyota Industries (then Toyoda Automatic Loom Works, Ltd.), established the Automobile Division within the Company. In 1937, the Automobile Division was spun off and became an independent company, Toyota Motor Co., Ltd. (the present Toyota Motor Corporation).

As of March 31, 2004, Toyota Industries held 5.4% (196,725 thousand shares) of TMC's total shares issued. As of the same date, TMC held 24.1% (76,600 thousand shares) of Toyota Industries' total voting rights and 23.5% of total shares issued. Toyota Industries is one of TMC's affiliates accounted for by the equity method.

Toyota Industries assembles certain cars and produces automobile engines under consignment from TMC, while its car air-conditioning compressors are sold to DENSO Corporation ("DENSO"). Also, a portion of our other automobile-related components and products is directly or indirectly sold to Toyota Group companies. In fiscal 2004, our net sales to TMC and DENSO accounted for approximately 34.9% and 9.2% of consolidated net sales, respectively.

As a member of the Toyota Group, we intend to enhance the competitiveness of TMC and other Toyota Group companies by contributing in such areas as quality, cost, delivery and technology. We believe that this will be reflected in increases in our sales to and profits from the Toyota Group, thus increasing the shareholder value of Toyota Industries.

Consolidated Balance Sheets

Toyota Industries Corporation
As of March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2004**	2003	**2004**
Current assets:			
Cash and cash equivalents	**¥ 77,212**	¥ 136,929	**$ 730,552**
Trade notes and accounts receivable (Note 8)	**144,575**	119,048	**1,367,916**
Short-term investments (Note 5)	**228**	3,692	**2,157**
Inventories (Note 6)	**77,574**	69,141	**733,977**
Deferred tax assets (Note 15)	**17,534**	14,072	**165,900**
Other current assets	**35,128**	30,925	**332,368**
Less — allowance for doubtful accounts	**(2,337)**	(1,999)	**(22,112)**
Total current assets	**349,914**	371,808	**3,310,758**
Fixed assets:			
Property, plant and equipment:			
Buildings and structures (Notes 8 and 16)	**124,423**	118,449	**1,177,245**
Machinery, equipment and vehicles (Notes 8 and 16)	**160,787**	157,733	**1,521,308**
Tools, furniture and fixtures (Note 16)	**15,565**	16,007	**147,270**
Land (Note 8)	**71,787**	56,255	**679,222**
Construction in progress	**16,835**	13,749	**159,286**
Total property, plant and equipment	**389,397**	362,193	**3,684,331**
Intangible assets:			
Software	**11,993**	9,195	**113,473**
Goodwill	**87,863**	87,578	**831,328**
Total intangible assets	**99,856**	96,773	**944,801**
Investments and other assets:			
Investments in securities (Notes 5 and 8)	**1,095,031**	745,909	**10,360,781**
Unconsolidated subsidiaries and affiliated companies	**23,208**	16,431	**219,586**
Long-term loans	**9,756**	10,522	**92,308**
Long-term prepaid expenses	**13,554**	15,082	**128,243**
Deferred tax assets (Note 15)	**3,538**	2,863	**33,475**
Other investments and other assets (Note 14)	**27,991**	29,057	**264,841**
Less — allowance for doubtful accounts	**(250)**	(247)	**(2,366)**
Total investments and other assets	**1,172,828**	819,617	**11,096,868**
Total fixed assets	**1,662,081**	1,278,583	**15,726,000**
Total assets	**¥2,011,995**	¥1,650,391	**$19,036,758**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2004
Current liabilities			
Trade notes and accounts payable	¥ 129,822	¥ 117,424	$ 1,228,328
Short-term bank loans (Note 8)	70,442	78,053	666,496
Commercial paper	15,000	–	141,925
Current portion of bonds	–	20,000	–
Current portion of convertible bonds	–	75,692	–
Other payables	19,067	17,406	180,405
Accrued expenses	51,587	42,027	488,097
Accrued income taxes	8,845	14,144	83,688
Deposits received from employees	19,497	19,234	184,474
Deferred tax liabilities (Note 15)	2,743	1,192	25,953
Other current liabilities (Note 8)	9,334	8,193	88,315
Total current liabilities	326,337	393,365	3,087,681
Long-term liabilities:			
Bonds (Note 7)	200,300	200,300	1,895,165
Long-term debt (Notes 7 and 8)	35,225	36,577	333,286
Deferred tax liabilities (Note 15)	346,336	212,355	3,276,904
Allowance for retirement benefits (Note 14)	34,264	34,100	324,193
Other long-term liabilities	17,843	10,833	168,824
Total long-term liabilities	633,968	494,165	5,998,372
Total liabilities	960,305	887,530	9,086,053
Minority interest in consolidated subsidiaries	34,926	23,993	330,457
Shareholders' equity (Note 10):			
Common stock:			
Authorized — 1,091,245,000 shares			
Issued — 325,840,640 shares as of March 31, 2004 313,324,451 shares as of March 31, 2003	80,463	68,047	761,311
Capital surplus	105,743	89,365	1,000,501
Retained earnings	294,672	269,381	2,788,078
Net unrealized gains on other securities	534,079	331,668	5,053,260
Foreign currency translation adjustments	19,783	16,890	187,180
Treasury stock at cost — 8,174,958 shares as of March 31, 2004 20,547,253 shares as of March 31, 2003	(17,976)	(36,483)	(170,082)
Total shareholders' equity	1,016,764	738,868	9,620,248
Total liabilities and shareholders' equity	¥2,011,995	¥1,650,391	$19,036,758

Consolidated Statements of Income

Toyota Industries Corporation
For the years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	**2004**
Net sales	**¥1,164,379**	¥1,069,219	¥980,163	**$11,016,927**
Cost of sales (Note 11)	**978,459**	899,702	828,626	**9,257,820**
Gross profit	**185,920**	169,517	151,537	**1,759,107**
Selling, general and administrative expenses (Note 11)	**133,289**	117,039	105,207	**1,261,132**
Operating income	**52,631**	52,478	46,330	**497,975**
Non-operating income:				
Interest income	**8,175**	8,985	8,618	**77,349**
Dividends income	**10,998**	8,888	7,726	**104,059**
Equity in net earnings of unconsolidated subsidiaries and affiliated companies	**1,842**	–	–	**17,428**
Other non-operating income (Note 12)	**9,169**	8,461	6,779	**86,754**
Non-operating expenses:				
Interest expenses	**9,756**	10,522	10,844	**92,308**
Equity in net loss of unconsolidated subsidiaries and affiliated companies	**–**	4,634	928	**–**
Other non-operating expenses (Note 12)	**14,088**	12,281	9,815	**133,295**
Ordinary income	**58,971**	51,375	47,866	**557,962**
Extraordinary gains:				
Gain on transfer to a defined contribution pension plan	**621**	–	–	**5,876**
Extraordinary losses:				
Provision for retirement and severance benefits for directors and corporate auditors	**1,851**	–	–	**17,513**
Revalued loss of investment securities	**–**	4,298	–	**–**
Loss on disposal of property, plant and equipment	**–**	3,407	–	**–**
Income before income taxes	**57,741**	43,670	47,866	**546,325**
Income taxes — current (Note 15)	**23,967**	28,121	20,843	**226,767**
Income taxes — deferred (Note 15)	**(3,220)**	(7,304)	(1,136)	**(30,465)**
Minority interest in consolidated subsidiaries	**3,371**	919	848	**31,895**
Net income	**¥ 33,623**	¥ 21,934	¥ 27,311	**$ 318,128**

	Yen			U.S. dollars
Net income per share — basic (Note 20)	**¥108.04**	¥70.19	¥87.28	**$1.02**
Net income per share — diluted (Note 20)	**101.97**	62.90	78.26	**0.96**
Cash dividends per share	**24.00**	22.00	19.00	**0.23**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the years ended March 31, 2004, 2003 and 2002

	Number of shares (Thousands)	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
		Millions of yen					
Balance at March 31, 2001	313,296	¥68,019	¥ 88,513	¥233,368	¥558,673	¥ 2,746	¥ (21)
Net income	–	–	–	27,311	–	–	–
Cash dividends	–	–	–	(5,635)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(258)	–	–	–
Net unrealized gains on other securities	–	–	–	–	(102,258)	–	–
Foreign currency translation adjustments	–	–	–	–	–	9,615	–
Conversions of convertible bonds	3	3	3	–	–	–	–
Treasury stock at cost	–	–	–	–	–	–	(1,267)
Transfer due to merger of a subsidiary	–	–	811	(811)	–	–	–
Balance at March 31, 2002	313,299	68,022	89,327	253,975	456,415	12,361	(1,288)
Net income	–	–	–	21,934	–	–	–
Cash dividends	–	–	–	(6,246)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(282)	–	–	–
Net unrealized gains on other securities	–	–	–	–	(124,747)	–	–
Foreign currency translation adjustments	–	–	–	–	–	4,529	–
Conversions of convertible bonds	25	25	25	–	–	–	–
Treasury stock at cost	–	–	–	–	–	–	(35,195)
Gain on disposal of treasury stock	–	–	13	–	–	–	–
Balance at March 31, 2003	313,324	68,047	89,365	269,381	331,668	16,890	(36,483)
Net income	–	–	–	33,623	–	–	–
Cash dividends	–	–	–	(7,417)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(290)	–	–	–
Net unrealized gains on other securities	–	–	–	–	202,411	–	–
Foreign currency translation adjustments	–	–	–	–	–	2,893	–
Conversions of convertible bonds	12,517	12,416	12,416	–	–	–	35,601
Treasury stock at cost	–	–	–	–	–	–	(17,094)
Gain on disposal of treasury stock	–	–	3,962	–	–	–	–
Change in subsidiaries' year-ends	–	–	–	(625)	–	–	–
Balance at March 31, 2004	**325,841**	**¥80,463**	**¥105,743**	**¥294,672**	**¥534,079**	**¥19,783**	**¥(17,976)**

	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
	Thousands of U.S. dollars (Note 1)					
Balance at March 31, 2003	$643,835	$ 845,538	$2,548,785	$3,138,121	$159,807	$(345,189)
Net income	–	–	318,128	–	–	–
Cash dividends	–	–	(70,177)	–	–	–
Bonuses to directors and corporate auditors	–	–	(2,744)	–	–	–
Net unrealized gains on other securities	–	–	–	1,915,139	–	–
Foreign currency translation adjustments	–	–	–	–	27,373	–
Conversions of convertible bonds	117,476	117,476	–	–	–	336,844
Treasury stock at cost	–	–	–	–	–	(161,737)
Gain on disposal of treasury stock	–	37,487	–	–	–	–
Change in subsidiaries' year-ends	–	–	(5,914)	–	–	–
Balance at March 31, 2004	**$761,311**	**$1,000,501**	**$2,788,078**	**$5,053,260**	**$187,180**	**$(170,082)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	**2004**
Cash flows from operating activities:				
Income before income taxes	**¥ 57,741**	¥ 43,670	¥ 47,866	**$ 546,325**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	**65,352**	59,154	55,174	**618,337**
Increase in allowance for doubtful accounts	**46**	220	251	**435**
Interest and dividends income	**(19,173)**	(17,874)	(16,343)	**(181,408)**
Interest expenses	**9,756**	10,522	10,844	**92,308**
Equity in net (earnings) loss of affiliates	**(1,842)**	4,634	928	**(17,428)**
(Increase) decrease in receivables	**(11,051)**	(7,406)	8,081	**(104,561)**
Decrease (increase) in inventories	**751**	1,253	(1,371)	**7,106**
Increase (decrease) in payables	**2,631**	5,431	(3,403)	**24,893**
Others, net	**9,741**	20,416	(174)	**92,165**
Subtotal	**113,952**	120,020	101,853	**1,078,172**
Interest and dividends income received	**18,900**	17,983	16,372	**178,825**
Interest expenses paid	**(9,845)**	(10,945)	(10,907)	**(93,150)**
Income taxes paid	**(30,601)**	(23,875)	(26,240)	**(289,535)**
Net cash provided by operating activities	**92,406**	103,183	81,078	**874,312**
Cash flows from investing activities:				
Payments for purchases of marketable securities	**(101)**	(1,664)	(5,884)	**(956)**
Proceeds from sales of marketable securities	**3,874**	8,447	4,213	**36,654**
Payments for purchases of property, plant and equipment	**(78,268)**	(86,703)	(73,606)	**(740,543)**
Proceeds from sales of property, plant and equipment	**3,201**	749	2,617	**30,287**
Payments for purchases of investment securities	**(14,301)**	(21,896)	(21,121)	**(135,311)**
Proceeds from sales of investment securities	**2,615**	9,792	4,033	**24,742**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**1,216**	944	(705)	**11,506**
Payments for loans made	**(4,978)**	(1,664)	(3,139)	**(47,100)**
Proceeds from collections of loans	**5,448**	2,931	2,575	**51,547**
Payments for acquisition of business	**(961)**	–	(23,719)	**(9,093)**
Others, net	**(10,413)**	(6,057)	8,025	**(98,524)**
Net cash used in investing activities	**(92,668)**	(95,121)	(106,711)	**(876,791)**
Cash flows from financing activities:				
(Decrease) increase in short-term loans	**(10,959)**	5,886	1,062	**(103,690)**
Proceeds from issuance of commercial paper	**110,000**	–	–	**1,040,780**
Redemption of commercial paper	**(95,000)**	–	–	**(898,855)**
Proceeds from long-term bank loans	**4,522**	21,797	8,048	**42,785**
Repayments of long-term bank loans	**(8,530)**	(9,808)	(2,755)	**(80,708)**
Proceeds from issuances of bonds	**–**	79,690	–	**–**
Repayments of bonds	**(31,677)**	–	–	**(299,716)**
Payments to convertible bond redemption funds	**(56,670)**	–	–	**(536,191)**
Proceeds from convertible bond redemption funds	**56,670**	–	–	**536,191**
Payments for repurchase of treasury stock	**(17,094)**	(35,195)	(1,389)	**(161,737)**
Cash dividends paid	**(7,414)**	(6,244)	(5,634)	**(70,149)**
Cash dividends paid for minority shareholders	**(252)**	(195)	(614)	**(2,384)**
Others, net	**389**	1,845	2,507	**3,681**
Net cash (used in) provided by financing activities	**(56,015)**	57,776	1,225	**(529,993)**
Translation adjustments of cash and cash equivalents	**323**	(29)	231	**3,056**
Net (decrease) increase in cash and cash equivalents	**(55,954)**	65,809	(24,177)	**(529,416)**
Cash and cash equivalents at beginning of year	**136,929**	71,120	95,297	**1,295,572**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	**(3,763)**	–	–	**(35,604)**
Cash and cash equivalents at end of year	**¥ 77,212**	¥136,929	¥ 71,120	**$ 730,552**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥105.69=US$1, the approximate rate of exchange prevailing at March 31, 2004, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, have been or could be converted into equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 140 subsidiaries (42 domestic subsidiaries and 98 overseas subsidiaries, which are listed on pages 90 and 91) in 2004, 118 subsidiaries (33 domestic subsidiaries and 85 overseas subsidiaries) in 2003 and 111 subsidiaries (26 domestic subsidiaries and 85 overseas subsidiaries) in 2002.

For the year ended March 31, 2004, 22 subsidiaries were newly added to the scope of consolidation. One unconsolidated subsidiary is excluded from the scope of consolidation due to temporary investments.

For the year ended March 31, 2003, eight subsidiaries were newly added to the scope of consolidation and one company was excluded from the scope of consolidation. Since two subsidiaries out of eight subsidiaries were deemed as being acquired by the Company as of the semi-annual period end and as of October 1, 2002, respectively, the results of operations of the latter half of the year of those subsidiaries were consolidated in the consolidated financial statements. Two unconsolidated subsidiaries were excluded from the scope of consolidation due to temporary investments.

For the year ended March 31, 2002, 15 subsidiaries were newly added to the scope of consolidation and four companies were excluded from the scope of consolidation. Since five subsidiaries out of 15 subsidiaries were deemed as being acquired by the Company as of the semi-annual period end, the results of operations of the latter half of the year of those subsidiaries were consolidated in the consolidated financial statements. One unconsolidated subsidiary was excluded from the scope of consolidation due to temporary investments.

The fiscal years of certain subsidiaries are different from the fiscal year of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for those fiscal years, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

All of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in three unconsolidated subsidiaries and 19 major affiliates in 2004, two unconsolidated subsidiaries and 16 major affiliates in 2003, and one unconsolidated subsidiary and 18 major affiliates in 2002 are accounted for by the equity method of accounting. Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 91.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in income statements.

All asset and liability accounts of overseas subsidiaries and affiliates are translated into Japanese yen at the year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of March 31, 2004 and 2003.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(6) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for overseas subsidiaries.

Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of March 31, 2004 and 2003 was ¥509,379 million (US$4,819,553 thousand) and ¥465,151 million, respectively.

Estimated useful lives are mainly as follows:

Building and structures	5 – 50 years
Machinery, equipment and vehicles	3 – 22
Tools, furniture and fixtures	2 – 20

(8) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred. Goodwill incurred before April 1, 2000 has been amortized over five years on a straight-line basis.

Accumulated amortization of intangibles and goodwill as of March 31, 2004 and 2003 was ¥30,743 million (US$290,879 thousand) and ¥23,579 million, respectively.

(9) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(10) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(11) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the year. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the year as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(12) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(13) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(14) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments:	derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)
Hedged items:	risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(15) Appropriation of retained earnings

In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to income for the year.

(16) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(17) Net income per share

The computation of basic net income per share is based on the weighted-average number of outstanding shares of common stock. The calculation of diluted net income per share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds. Cash dividends per share shown in the statements of income are the amounts applicable to the respective years. The change in accounting policy is described in Note 3.

3. Changes in accounting policies and adoption of new accounting standards

(1) For the year ended March 31, 2003

Accounting Standard for Earnings Per Share

Effective beginning the year ended March 31, 2003, Financial Accounting Standard No. 2 "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No. 4 "Implementation Guidance for Accounting Standards for Earnings Per Share" issued by the Accounting Standards Board of Japan have been applied.

(2) Recent accounting pronouncements in Japan

On August 9, 2002, the Business Accounting Council of Japan issued "Accounting Standard for Impairment of Fixed Assets." The standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount to be measured as the higher of the asset's net selling price and value in use. The standard shall be effective for fiscal years beginning April 1, 2005, with earlier adoption permitted.

4. Acquisitions

For the year ended March 31, 2002

Summary of assets and liabilities that increased due to the acquisition of business (materials handling sales operation) from Toyota Motor Corporation is as follows:

	Millions of yen
Current assets	¥11,912
Fixed assets	14,957
Current liabilities	(1,184)
Long-term liabilities	(1,152)
Acquisition cost	24,533
Less: cash and cash equivalents	(814)
Cash payment for the acquisition	¥23,719

5. Marketable securities

(1) As of and for the year ended March 31, 2004

(a) Other securities with readily determinable fair value as of March 31, 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:						
Stocks	¥185,252	¥1,075,222	¥889,970	$1,752,786	$10,173,356	$8,420,570
Subtotal	185,252	1,075,222	889,970	1,752,786	10,173,356	8,420,570
Securities with carrying amount not exceeding acquisition cost:						
Stocks	2,097	1,653	(444)	19,841	15,640	(4,201)
Bonds						
Government and municipal bonds, etc.	0	0	0	0	0	0
Other bonds	1	1	0	9	9	0
Subtotal	2,098	1,654	(444)	19,850	15,649	(4,201)
Total	¥187,350	¥1,076,876	¥889,526	$1,772,636	$10,189,005	$8,416,369

In this year, Toyota Industries recorded ¥184 million (US$1,741 thousand) of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2004 are as follows:

Millions of yen			Thousands of U.S. dollars		
Proceeds	Realized gains	Realized losses	Proceeds	Realized gains	Realized losses
¥2,181	¥803	¥11	$20,636	$7,598	$104

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value as of March 31, 2004 are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	¥ –	$ –
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	18,200	172,202
Money management funds	20,019	189,412

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2004 is as follows:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds								
Government bonds	¥ –	¥–	¥0	¥–	$ –	$–	$0	$–
Corporate bonds	–	–	–	–	–	–	–	–
Other bonds	46	0	–	–	435	0	–	–
Total	¥46	¥0	¥0	¥–	$435	$0	$0	$–

(2) As of and for the year ended March 31, 2003

(a) Other securities with readily determinable fair value as of March 31, 2003 are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:			
Stocks	¥159,155	¥713,979	¥554,824
Bonds			
Corporate bonds	703	703	0
Other	430	472	42
Subtotal	160,288	715,154	554,866
Securities with carrying amount not exceeding acquisition cost:			
Stocks	17,963	14,341	(3,622)
Bonds			
Government and municipal bonds, etc.	20,000	20,000	(0)
Corporate bonds	2,002	2,002	(0)
Other bonds	3	3	–
Subtotal	39,968	36,346	(3,622)
Total	¥200,256	¥751,500	¥551,244

In this year, Toyota Industries recorded ¥3,671 million of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2003 are as follows:

Millions of yen		
Proceeds	Realized gains	Realized losses
¥9,762	¥1,558	¥5

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value as of March 31, 2003 are as follows:

	Carrying amount
	Millions of yen
Held-to-maturity securities	¥ –
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	17,117
Money management funds	30,073

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2003 is as follows:

	Millions of yen			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds				
Government bonds	¥20,000	¥0	¥–	¥–
Corporate bonds	2,705	–	–	–
Other bonds	3	–	–	–
Total	¥22,708	¥0	¥–	¥–

6. Inventories

Inventories as of March 31, 2004 and 2003 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Finished goods	**¥31,265**	¥28,524	**$295,818**
Raw materials	**11,722**	10,284	**110,909**
Work in process	**26,893**	22,956	**254,452**
Supplies	**7,694**	7,377	**72,798**
Total	**¥77,574**	¥69,141	**$733,977**

7. Long-term debt

(1) Long-term debt as of March 31, 2004 and 2003 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
The Company:			
0.35% convertible bonds due 2003 without collateral	**¥ –**	¥ 75,692	**$ –**
2.70% bonds due 2008 without collateral	**30,000**	30,000	**283,849**
1.50% bonds due 2003 without collateral	**–**	20,000	**–**
2.15% bonds due 2008 without collateral	**20,000**	20,000	**189,233**
1.50% bonds due 2006 without collateral	**15,000**	15,000	**141,924**
1.94% bonds due 2009 without collateral	**15,000**	15,000	**141,924**
1.25% bonds due 2005 without collateral	**20,000**	20,000	**189,233**
1.91% bonds due 2010 without collateral	**20,000**	20,000	**189,233**
0.41% bonds due 2007 without collateral	**30,000**	30,000	**283,849**
1.13% bonds due 2012 without collateral	**50,000**	50,000	**473,082**
Consolidated subsidiaries:			
1.80% bonds due 2005	**300**	300	**2,838**
Long-term bank loans	**38,263**	39,904	**362,030**
Less: current portion of long-term debt	**(3,038)**	(99,019)	**(28,744)**
Total	**¥235,525**	¥236,877	**$2,228,451**

(2) Annual maturities of long-term debt as of March 31, 2004 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	**¥ 3,038**	**$ 28,744**
2006	**29,657**	**280,604**
2007	**16,337**	**154,575**
2008	**61,698**	**583,764**
2009	**20,344**	**192,487**
2010 and thereafter	**107,489**	**1,017,021**
Total	**¥238,563**	**$2,257,195**

8. Assets pledged as collateral

(1) Assets pledged as collateral as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Investments in securities	**¥33,126**	¥21,724	**$313,426**
Buildings and structures	**3,837**	3,713	**36,305**
Land	**8,466**	5,340	**80,102**
Machinery, equipment and vehicles	**2**	–	**19**
Trade notes and accounts receivable	**431**	519	**4,078**
Other	**232**	29	**2,195**
Total	**¥46,094**	¥31,325	**$436,125**

(2) Secured liabilities as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Other current liabilities	**¥19,422**	¥18,936	**$183,764**
Short-term bank loans	**5,059**	7,756	**47,866**
Long-term debt	**2,435**	3,276	**23,039**
Total	**¥26,916**	¥29,968	**$254,669**

9. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of March 31, 2004 and 2003 as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Guarantees given by the Company	**¥11,250**	¥32,996	**$106,443**
Guarantees given by consolidated subsidiaries	**10,030**	6,378	**94,900**
Guarantee forwards given by the Company	**3,314**	3,621	**31,356**

10. Shareholders' equity:

Under the Japanese Commercial Code, amounts equal to at least 10% of the sum of the cash dividends and other external appropriations paid by the Company and its domestic subsidiaries must be set aside as a legal reserve until it equals 25% of common stock. The legal reserve may be used to reduce a deficit or may be transferred to common stock by taking appropriate corporate action. In consolidation, the legal reserves of the Company and its domestic subsidiaries are accounted for as retained earnings.

Year-end cash dividend is approved at the Ordinary General Meeting of Shareholders of the Company held after the close of the fiscal year to which the dividend is applicable. In addition, interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code.

Proceeds from the conversion of convertible bonds have been accounted for in approximately equal amounts as common stock and capital surplus. At least 50% of the proceeds have been accounted for as common stock, in accordance with the provisions of the Japanese Commercial Code.

11. Research and development expenses

Research and development expenses, which are included in selling, general and administrative expenses and manufacturing costs, amounted to ¥29,562 million (US$279,705 thousand), ¥29,705 million and ¥29,985 million for the years ended March 31, 2004, 2003 and 2002, respectively.

12. Other non-operating income and expenses

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Other non-operating income:				
Gain on sales of marketable securities	**¥ 819**	¥ 1,851	¥ 242	**$ 7,749**
Rental income of fixed assets	**1,833**	2,036	2,214	**17,343**
Exchange gain	**836**	1,709	2,324	**7,910**
Gain on sales of fixed assets	**808**	332	375	**7,645**
Sundries	**4,873**	2,533	1,624	**46,107**
Total	**¥ 9,169**	¥ 8,461	¥ 6,779	**$ 86,754**
Other non-operating expenses:				
Loss on impairment of securities	**¥ 152**	¥ –	¥ 302	**$ 1,438**
Depreciation	**2,342**	2,202	2,082	**22,159**
Loss on disposal of fixed assets	**3,523**	3,101	1,941	**33,333**
Exchange loss	**1,283**	1,224	557	**12,139**
Bond issue costs	**502**	329	19	**4,750**
Sundries	**6,286**	5,425	4,914	**59,476**
Total	**¥14,088**	¥12,281	¥ 9,815	**$133,295**

13. Derivative instruments

(1) Qualitative disclosure about derivatives

(a) Contents of derivative instruments into which Toyota Industries entered, policy with respect to entering into derivative instruments, and purpose of using derivative instruments:

Toyota Industries uses interest rate swap agreements to reduce interest rate risks on borrowings. Toyota Industries also uses foreign currency forward contracts and foreign currency option contracts to hedge foreign currency risks on transactions denominated in foreign currencies (receivables and payables and forecasted transactions).

(b) Contents of risks related to derivative instruments:

Interest rate swaps, foreign currency forward contracts and foreign currency option contracts into which Toyota Industries entered have risks of fluctuations in interest rates and in foreign currency exchange rates. Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(c) Controls in place over transactions handling derivative instruments:

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(2) Quantitative disclosure about derivatives

Toyota Industries omitted this information because hedge accounting is applied to all of the derivative instruments into which Toyota Industries entered.

14. Retirement benefits

(1) Outline of retirement benefit plans:

The Company and its domestic subsidiaries maintain tax qualified pension plans and lump-sum indemnities plans, both of which are non-contributory defined benefit pension plans. In addition, certain overseas subsidiaries maintain non-contributory defined benefit pension plans. Since 1987, the Company has been transferring the covering percentages of pension plan from lump-sum indemnities plan to tax-qualified pension plan. As of March 31, 2004, tax-qualified pension plan covers 50% of total plans.

Also, the Company established an employee retirement benefit trust.

(2) Components of allowance for retirement benefits as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Benefit obligation	**¥ 96,344**	¥ 95,904	**$ 911,572**
Plan assets	**(57,929)**	(46,640)	**(548,103)**
Unfunded benefit obligation	**38,415**	49,264	**363,469**
Unrecognized actuarial loss	**(15,372)**	(25,341)	**(145,444)**
Unrecognized loss in prior service obligation	**(597)**	(187)	**(5,649)**
Net amount recognized on the balance sheet	**22,446**	23,736	**212,376**
Prepaid pension expenses	**(7,218)**	(7,626)	**(68,294)**
Allowance for retirement benefits	**¥ 29,664**	¥ 31,362	**$ 280,670**

Certain subsidiaries use the simplified method to determine benefit obligations. Prepaid pension expenses are included in other investments and other assets. Allowance for retirement benefits on the balance sheets includes ¥4,600 million (US$43,527 thousand) and ¥2,738 million of allowance for retirement and severance benefits for directors and corporate auditors as of March 31, 2004 and 2003, respectively.

(3) Components of retirement benefit expenses for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Service cost	**¥ 7,424**	¥6,615	¥6,018	**$ 70,243**
Interest cost	**4,559**	2,036	1,843	**43,136**
Expected return on plan assets	**(822)**	(797)	(704)	**(7,777)**
Amortization of prior service obligation	**79**	12	–	**747**
Amortization of unrecognized actuarial gain or loss	**1,854**	484	225	**17,542**
Retirement benefit expenses	**¥13,094**	¥8,350	¥7,382	**$123,891**

Retirement expenses of subsidiaries which adopted the simplified method are included in both service cost and amortization of transition obligation.

(4) Assumptions used for calculation of retirement benefits for the years ended March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002	
Method of attribution of estimated retirement benefits to periods of employee service: straight-line method				
Discount rate	**2.00%**	2.00%	3.00%	
Expected return on plan assets	**3.00%**	3.00%	3.00%	
Amortization period of prior service obligation	**6–11 years**	6–11 years	–	— Straight-line method over the remaining service period of employees starting from following year
Amortization period of unrecognized actuarial gains or losses	**20 years**	20 years	20 years	— Straight-line method over the average remaining service period of employees starting from following year

15. Income taxes

(1) The significant components of deferred tax assets and liabilities as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Deferred tax assets:			
Allowance for retirement benefits	**¥ 8,927**	¥ 6,285	**$ 84,464**
Trade receivables	**5,026**	5,122	**47,554**
Accrued expenses	**5,458**	4,644	**51,642**
Net operating loss carry-forwards for tax purposes	**4,985**	2,437	**47,166**
Depreciation	**3,732**	2,867	**35,311**
Securities	**2,238**	3,149	**21,175**
Enterprise tax payable	**1,566**	1,124	**14,817**
Other	**14,800**	11,567	**140,032**
Subtotal	**46,732**	37,195	**442,161**
Less — valuation allowance	**(6,556)**	(2,508)	**(62,031)**
Total deferred tax assets	**40,176**	34,687	**380,130**
Deferred tax liabilities:			
Other securities	**354,600**	219,413	**3,355,095**
Depreciation	**4,298**	4,513	**40,666**
Land	**1,110**	2,650	**10,502**
Reserve for advanced depreciation	**468**	337	**4,428**
Reserve for special depreciation	**589**	549	**5,573**
Other	**7,118**	3,837	**67,348**
Total deferred tax liabilities	**368,183**	231,299	**3,483,612**
Net deferred tax liabilities	**¥(328,007)**	¥(196,612)	**$(3,103,482)**

Net deferred tax liabilities consist of the following components on the consolidated balance sheet.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Current assets — deferred tax assets	**¥ 17,534**	¥ 14,072	**$ 165,900**
Investments and other assets — deferred tax assets	**3,538**	2,863	**33,475**
Current liabilities — deferred tax liabilities	**(2,743)**	(1,192)	**(25,953)**
Long-term liabilities — deferred tax liabilities	**(346,336)**	(212,355)	**(3,276,904)**
Net deferred tax liabilities	**¥(328,007)**	¥(196,612)	**$(3,103,482)**

(2) Reconciliations of differences between the statutory rate of income taxes and the effective rate of income taxes for the years ended March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Statutory rate of income taxes	**41.2%**	41.2%	41.2%
Addition (reduction) in taxes resulting from:			
Dividends income and others permanently not recognized as taxable income	**(3.4)**	(3.5)	(5.4)
Other	**(1.9)**	10.0	5.4
Effective rate of income taxes	**35.9%**	47.7%	41.2%

16. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets as of March 31, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Buildings and structures			
Acquisition cost equivalents	**¥ 13**	¥ –	**$ 123**
Accumulated depreciation equivalents	**11**	–	**104**
Buildings and structures net balance equivalents	**2**	–	**19**
Machinery and equipment:			
Acquisition cost equivalents	**10,095**	8,258	**95,515**
Accumulated depreciation equivalents	**5,203**	2,772	**49,229**
Machinery and equipment net balance equivalents	**4,892**	5,486	**46,286**
Tools, furniture and fixtures:			
Acquisition cost equivalents	**5,340**	5,277	**50,525**
Accumulated depreciation equivalents	**3,279**	2,911	**31,025**
Tools, furniture and fixtures net balance equivalents	**2,061**	2,366	**19,500**
Software:			
Acquisition cost equivalents	**147**	–	**1,391**
Accumulated depreciation equivalents	**63**	–	**596**
Software net balance equivalents	**84**	–	**795**
Total net leased properties	**¥ 7,039**	¥7,852	**$66,600**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥2,696**	¥2,274	**$25,508**
Due after 1 year	**4,343**	5,577	**41,092**
Total	**¥7,039**	¥7,851	**$66,600**

The amount equivalent to future minimum lease payments as of the end of the year includes the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease payments for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
2004	**¥3,614**	**$34,193**
2003	2,566	–
2002	1,842	–

Pro forma depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the years ended 2004, 2003 and 2002, and are equivalent to the amount of total lease payments of the above.

(2) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥ 3,091**	¥ 2,878	**$ 29,246**
Due after 1 year	**13,584**	10,084	**128,527**
Total	**¥16,675**	¥12,962	**$157,773**

(3) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Machinery and equipment:			
Acquisition cost	**¥8,061**	¥7,306	**$76,270**
Accumulated depreciation	**4,686**	4,284	**44,337**
Total net leased property	**¥3,375**	¥3,022	**$31,933**

(b) Pro forma information regarding future minimum lease income as of March 31, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥1,673**	¥1,816	**$15,829**
Due after 1 year	**2,842**	2,657	**26,890**
Total	**¥4,515**	¥4,473	**$42,719**

The amount equivalent to future minimum lease income includes the imputed interest income portion because the percentage which is computed by dividing future minimum lease income by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease receipts and depreciation expenses for the years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Total lease payments to be received	**¥2,179**	¥1,930	**$20,617**
Depreciation expenses	**1,847**	1,631	**17,476**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of March 31, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥ 7,217**	¥ 5,431	**$ 68,285**
Due after 1 year	**10,741**	9,320	**101,627**
Total	**¥17,958**	¥14,751	**$169,912**

17. Subsequent events

On June 22, 2004, the shareholders of the Company authorized payment of a year-end cash dividend to shareholders of record as of March 31, 2004 of ¥12 (US$0.114) per share, or a total of ¥3,812 million (US$36,068 thousand), and bonuses to directors and corporate auditors of ¥246 million (US$2,328 thousand). Cash dividends for the year totaled ¥24 (US$0.228) per share, including a semi-annual dividend of ¥12 (US$0.114).

18. Segment information

(1) Business segments

As of and for the years ended March 31, 2004, 2003 and 2002:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Sales:				
Automobile				
Outside customer sales	¥ 603,863	¥ 595,460	¥ 563,599	$ 5,713,530
Intersegment transactions	15,698	15,523	15,412	148,529
	619,561	610,983	579,011	5,862,059
Materials handling equipment				
Outside customer sales	443,444	373,008	353,043	4,195,704
Intersegment transactions	138	90	44	1,306
	443,582	373,098	353,087	4,197,010
Textile machinery				
Outside customer sales	45,969	48,740	30,705	434,942
Intersegment transactions	16	6	50	151
	45,985	48,746	30,755	435,093
Others				
Outside customer sales	71,103	52,011	32,816	672,751
Intersegment transactions	14,132	13,078	11,056	133,712
	85,235	65,089	43,872	806,463
Subtotal	1,194,363	1,097,916	1,006,725	11,300,625
Elimination of intersegment transactions	(29,984)	(28,697)	(26,562)	(283,698)
Total	¥1,164,379	¥1,069,219	¥ 980,163	$11,016,927
Operating costs and expenses:				
Automobile	¥ 592,031	¥ 580,875	¥ 550,051	$ 5,601,580
Materials handling equipment	424,233	356,923	339,721	4,013,937
Textile machinery	45,885	46,437	31,146	434,147
Others	79,485	61,177	39,390	752,058
Elimination of intersegment transactions	(29,886)	(28,671)	(26,475)	(282,770)
Total	¥1,111,748	¥1,016,741	¥ 933,833	$10,518,952
Operating income (loss):				
Automobile	¥ 27,530	¥ 30,108	¥ 28,960	$ 260,479
Materials handling equipment	19,349	16,175	13,366	183,073
Textile machinery	100	2,309	(391)	946
Others	5,750	3,912	4,482	54,405
Elimination of intersegment transactions	(98)	(26)	(87)	(928)
Total	¥ 52,631	¥ 52,478	¥ 46,330	$ 497,975

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Assets:				
Automobile	**¥ 338,247**	¥ 328,370	¥ 317,133	**$ 3,200,369**
Materials handling equipment	**406,384**	337,453	319,335	**3,845,056**
Textile machinery	**24,744**	30,922	22,323	**234,119**
Others	**100,626**	51,839	31,640	**952,086**
Corporate assets or elimination	**1,141,994**	901,807	1,079,970	**10,805,128**
Total	**¥2,011,995**	¥1,650,391	¥1,770,401	**$19,036,758**
Depreciation and amortization:				
Automobile	**¥ 35,793**	¥ 34,157	¥ 33,403	**$ 338,660**
Materials handling equipment	**23,538**	20,801	18,882	**222,708**
Textile machinery	**931**	1,006	797	**8,809**
Others	**5,443**	3,487	2,307	**51,500**
Corporate or elimination of intersegment transactions	**(353)**	(297)	(215)	**(3,340)**
Total	**¥ 65,352**	¥ 59,154	¥ 55,174	**$ 618,337**
Capital expenditures:				
Automobile	**¥ 48,793**	¥ 49,380	¥ 61,023	**$ 461,661**
Materials handling equipment	**32,205**	24,350	26,337	**304,712**
Textile machinery	**1,204**	2,164	523	**11,392**
Others	**7,749**	12,068	903	**73,318**
Corporate or elimination of intersegment transactions	**(442)**	(403)	(466)	**(4,182)**
Total	**¥ 89,509**	¥ 87,559	¥ 88,320	**$ 846,901**

Main products of each segment are as follows:

Automobile	*Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors*
Materials handling equipment	*Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles*
Textile machinery	*Ring spinning frames, air-jet looms, water-jet looms*
Others	*Ball grid array plastic package substrates for IC chipsets, casting machines*

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

(2) Geographical segments

As of and for the years ended March 31, 2004, 2003 and 2002:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Sales:				
Japan				
Outside customer sales	¥ 785,253	¥ 733,869	¥ 675,346	$ 7,429,776
Intersegment transactions	87,271	78,518	61,097	825,726
	872,524	812,387	736,443	8,255,502
North America				
Outside customer sales	198,753	192,385	180,535	1,880,528
Intersegment transactions	1,113	1,411	1,392	10,531
	199,866	193,796	181,927	1,891,059
Europe				
Outside customer sales	167,512	139,515	121,036	1,584,937
Intersegment transactions	5,896	4,899	5,426	55,786
	173,408	144,414	126,462	1,640,723
Others				
Outside customer sales	12,861	3,450	3,246	121,686
Intersegment transactions	1,630	1,034	652	15,422
	14,491	4,484	3,898	137,108
Subtotal	1,260,289	1,155,081	1,048,730	11,924,392
Elimination of intersegment transactions	(95,910)	(85,862)	(68,567)	(907,465)
Total	¥1,164,379	¥1,069,219	¥ 980,163	$11,016,927
Operating costs and expenses:				
Japan	¥ 826,696	¥ 767,342	¥ 695,442	$ 7,821,894
North America	193,745	187,596	177,442	1,833,145
Europe	170,263	142,469	125,345	1,610,966
Others	14,623	4,560	4,011	138,357
Elimination of intersegment transactions	(93,579)	(85,226)	(68,407)	(885,410)
Total	¥1,111,748	¥1,016,741	¥ 933,833	$10,518,952
Operating income (loss):				
Japan	¥ 45,828	¥ 45,045	¥ 41,001	$ 433,608
North America	6,121	6,200	4,485	57,914
Europe	3,145	1,945	1,117	29,757
Others	(132)	(76)	(113)	(1,249)
Elimination of intersegment transactions	(2,331)	(636)	(160)	(22,055)
Total	¥ 52,631	¥ 52,478	¥ 46,330	$ 497,975

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Assets:				
Japan	¥ 643,180	¥ 554,034	¥ 511,856	$ 6,085,533
North America	136,830	144,739	156,188	1,294,635
Europe	238,388	223,446	202,078	2,255,540
Others	22,082	9,759	5,757	208,932
Corporate assets or elimination	971,515	718,413	894,522	9,192,118
Total	¥2,011,995	¥1,650,391	¥1,770,401	$19,036,758

Significant countries or areas belonging to each segment as of March 31, 2004 are as follows:

North America .... *U.S.A., Canada*
Europe .... *Sweden, France, Germany*
Others .... *China, India*

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

(3) Overseas sales

For the years ended March 31, 2004, 2003 and 2002:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Overseas sales:				
North America	¥ 196,861	¥ 192,422	¥181,177	$ 1,862,626
Europe	211,081	181,347	160,456	1,997,171
Others	89,415	77,825	54,837	846,012
Total	¥ 497,357	¥ 451,594	¥396,470	$ 4,705,809
Total sales	¥1,164,379	¥1,069,219	¥980,163	$11,016,927
Ratio of overseas sales to total sales (%):				
North America	16.9%	18.0%	18.5%	
Europe	18.1	17.0	16.4	
Others	7.7	7.2	5.5	
Total	42.7%	42.2%	40.4%	

Significant countries or areas belonging to each area as of March 31, 2004 are as follows:

North America .... *U.S.A., Canada*
Europe .... *Germany, France, Italy*
Others .... *China, Australia, Pakistan*

19. Related party transactions

The following transactions were carried out with related parties:

(1) Sales of goods and services for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Toyota Motor Corporation	**¥406,267**	¥417,058	¥410,995	**$3,843,949**

Toyota Motor Corporation held 24.1% of the Company's shares as of March 31,2004. The above transactions were carried out on commercial terms and conditions.

(2) Purchase of goods and services for the years ended March 31, 2004, 2003 and 2002 were as follows:

Purchase of goods:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Toyota Motor Corporation	**¥285,412**	¥293,853	¥284,531	**$2,700,464**

Purchase of services:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Toyota Industries Health Insurance Society	**¥ 66**	¥ 69	¥ 72	**$ 624**
Toyota Medical Corporation	**37**	39	42	**350**
Toyota Technological Institute	**50**	–	–	**473**
Total	**¥153**	¥108	¥114	**$1,447**

Toyota Industries Health Insurance Society's chairman as of March 31, 2004, 2003 and 2002 was Shiro Endo, who is a director of the Company and holds 0.01% of the Company's shares. Toyota Medical Corporation's chairman as of March 31, 2004, 2003 and 2002 was Yoshitoshi Toyoda, who is a director of the Company and holds 0.05% of the Company's shares. Toyota Technological Institute's chairman as of March 31, 2004 was Tatsuro Toyoda, who is a director of the Company and holds 0.08% of the Company's shares. The transactions above were carried out on commercial terms and conditions.

(3) Outstanding balances arising from sale/purchase of goods/services as of March 31, 2004 and 2003 are as follows:

Receivables from a related party:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Toyota Motor Corporation	**¥23,421**	¥21,108	**$221,601**

Payable to a related party:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Toyota Motor Corporation	**¥29,247**	¥29,753	**$276,724**

20. Net income per share (EPS)

Bases of calculation for net income per share and net income per share diluted for the years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Net income per share:			
Net income	**¥ 33,623**	¥ 21,933	**$318,128**
Net income not attributable to common shareholders			
(bonuses for directors and statutory auditors that are paid through appropriation)	**330**	329	**3,122**
Net income attributable to common shareholders	**33,293**	21,603	**315,006**
Weighted-average shares (thousand)	**308,144**	307,813	**-**
Net income per share (exact yen)	**¥ 108.04**	¥ 70.19	**$ 1.02**
Net income per share diluted:			
Adjustment for effect of dilutive securities (interest expenses of convertible bond)	**¥ 12**	¥ 157	**$ 114**
Weighted-average shares for diluted computation (thousand)	**18,468**	38,153	**-**
Net income per share diluted (exact yen)	**¥ 101.97**	¥ 62.90	**$ 0.96**

Report of Independent Accountants

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Dai Nagoya Building
3-28-12,Meieki,Nakamura-ku
Nagoya,450-8565 Japan

Report of Independent Auditors

To the Board of Directors and Shareholders of
Toyota Industries Corporation

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers
Nagoya, Japan
June 22, 2004

Toyota Industries Close-up

Founded in 1926 by Japanese inventor Sakichi Toyoda as a manufacturing company of automatic looms, Toyota Industries has grown into a diverse enterprise covering a wide range of businesses, including textile machinery, automobiles, materials handling equipment and electronics. The following pages provide a closer look at our extensive range of business fields and product groups.

Materials Handling Equipment

TOYOTA Material Handling Company

A Solid Presence in World Markets

TOYOTA Material Handling Company ("TMHC") develops, manufactures and markets a wide array of industrial vehicles. TMHC is a world leader in forklift trucks, with a full lineup of internal combustion and electric forklift trucks that range in capacity from 0.5 tons to over 40 tons. TMHC also offers skid steer loaders, tow tractors and other industrial vehicles. Additionally, TMHC manufactures and markets materials handling systems for picking, conveying, storing and sorting — such as racks, automatic guided vehicle systems, and automated storage and retrieval systems — to address customer needs for enhancing the efficiency of their materials handling operations. TMHC's wealth of accumulated know-how in materials handling is based on the Toyota Production System and helps TMHC provide customers with optimal materials handling solutions.

Note: TMHC is an in-house company (a division of Toyota Industries) and not a legally incorporated entity. Toyota Industries' materials handling systems such as racks, automatic guided vehicle systems, and automated storage and retrieval systems are sold only in Japan.

TOYOTA L&F

Products for the Japanese Market — Industrial Vehicles



GENEO (7FD25)
Internal Combustion
Counterbalanced Forklift Truck



GENEO-B (7FB15)
Electric Counterbalanced
Forklift Truck


TOYOTA

GENEO-E (7FBE15)
Three-Wheel Electric
Counterbalanced
Forklift Truck



GENEO-R (7FBR15)
Electric Reach Truck



2TG25
Tow Tractor



Jobsun (4SDK8)
Skid Steer Loader

Products for the Japanese Market — Materials Handling Systems



Partner Rack
(Rail-Less Mobile Type)
Rail-Less Mobile Rack



Rack Sorter B
Automated Storage and
Retrieval System (Plastic Container Type)



Rack Sorter P
Automated Storage and
Retrieval System (Pallet Type)



Road Sorter H
(ACBH10)
Automatic Guided Vehicle System



2AFBR15
Automatic Guided Forklift Truck



APLB8
Automatic Guided Pallet Truck

Materials Handling Equipment

Aichi Corporation

///AICHI
CORPORATION

Leading the Japanese Market for Aerial Work Platforms

Aichi Corporation ("Aichi") is a top manufacturer of special-purpose vehicles, with an approximately 66% share of the Japanese market for aerial work platforms in fiscal 2004. Aichi aims to serve as an indispensable partner to customers in providing solutions to their needs.

Truck Mount Aerial Work Platforms



SH-15A

SE-08A



SC40A



TZ-10A type "RR"

Self-Propelled Aerial Work Platforms



SR-18AJ



RM04B

TOYOTA
INDUSTRIAL EQUIPMENT

Products for the North American Market



7FGU70
Internal Combustion Pneumatic Tire Counterbalanced Forklift Truck



7FGCU25
Internal Combustion Cushion Tire Counterbalanced Forklift Truck



7FGCU35-BCS
Internal Combustion Cushion Tire Counterbalanced Forklift Truck—Boxcar Special Model



7FBEU15
Three-Wheel Electric Counterbalanced Forklift Truck



7FBCU25
Electric Cushion Tire Counterbalanced Forklift Truck



7BRU23
Electric Reach Truck

Products for the European Market



7FG/DF30
Internal Combustion Counterbalanced Forklift Truck with Deluxe Cabin



7FBMF45
Electric Counterbalanced Forklift Truck



7FBRE14
Electric Reach Truck



7PML20
Electric Pallet Truck



7FBEF18
Three-Wheel Electric Counterbalanced Forklift Truck



LOP10CF
Low-Level Order Picker with Elevating Cabin

Materials Handling Equipment

BT Industries Group

Global Supplier of Warehouse Trucks

Headquartered in Sweden, BT Industries AB ("BT Industries") is the world's leading supplier of warehouse trucks.

BT Industries manufactures in seven plants in Europe and North America, where the company has particularly strong customer bases. BT Industries' products contribute to efficient materials handling operations for customers in over 70 countries. BT Industries meets the needs of the entire spectrum of materials handling, with products including hand pallet trucks, electric pallet trucks, reach trucks, very narrow aisle trucks and counterbalanced forklift trucks. Some examples are shown below.

BT Products



BT PRO LIFTER
Hand Pallet Truck



BT PRO LIFTER M
Motorized Hand Pallet Truck



BT ORION
Electric Pallet Truck



BT IXION
Stacker Truck



BT REFLEX AC
Reach Truck



BT OPUS
Low-Level Order Picking Truck



BT OPAL
High-Level Order Picking Truck



BT VECTOR
Very Narrow Aisle Truck



BT CARGO
Counterbalanced Truck

Raymond Products

RAYMOND
Above. And beyond.™



Raymond Model 7400 *Reach-Fork* Truck
Reach Truck



Raymond Model 112 Pallet Truck
Electric Pallet Truck



Raymond EAS*i* Pacer Stand-Up Counterbalanced Truck
Electric Counterbalanced Truck



Raymond EAS*i* Orderpicker Truck
Order Picking Truck



Raymond *Swing-Reach* Truck
Very Narrow Aisle Truck

Automobile

Compressor Division

Compressors — the Core of Car Air-Conditioners

Car air-conditioners use the vaporized heat of refrigerants to cool the interiors of cars. The core of a car air-conditioner is the compressor. Boasting the top share of the world market for car air-conditioning compressors, Toyota Industries is a leading manufacturer of car air-conditioning compressors, employing outstanding, unrivaled technologies. These products include a continuous variable displacement compressor that automatically controls cooling in accordance with cabin temperature and the load on the engine. Our compact, lightweight 10-cylinder compressors with swash plate and fixed displacement are widely adopted by automakers in Japan and overseas. Additionally, with the aim of environmental protection, we are developing compressors that offer superb fuel efficiency and use CFC substitutes. The Division is also working on the development of electrically driven car air-conditioning compressors and compressors that use CO_2, a natural refrigerant.


Compressor
Cooling unit
expansion valve
evaporator
Receiver and drier
Condenser

Toyota Industries manufactures compressors — devices that pressurize refrigerant gas, which must give off heat to liquefy (condense). When subject to increased pressurization, refrigerant gas becomes comparatively easier to liquefy. To cool the interior of vehicles, liquid (refrigerant) is cycled throughout a sealed air-conditioning system through a repeated process of vaporization (evaporation), liquefaction and re-vaporization.

Fixed Displacement Type



10S17 Compressor
(Fixed Displacement, Swash Plate Type)



SCS06 Compressor
(Scroll Type)



SV07 Compressor
(Vane Type)

Continuous Variable Displacement Type



7SBU16 Compressor
(Variable Displacement, Swash Plate Type)



7SEU16 Compressor
(Externally Controlled, Variable Displacement, Clutchless Type)

For Hybrid Vehicles



ES18 Electric Compressor
(Hermetic Scroll Type)

Auxiliary Car Heater



Viscous-Type Power Heater
(Vehicle Cabin Supplementary Heater)

Automobile

Vehicle Division

Building Safe, Environment-Friendly Cars

Toyota Industries currently assembles the Vitz (Yaris in Europe), RAV4 and Corolla Sedan under consignment from TMC. The fuel-efficient, environment-friendly Vitz is positioned as TMC's strategic small car in global markets. The RAV4 sport utility vehicle is exported to the United States and Europe, while the Corolla Sedan is exported to the United States.



Vitz
(Yaris in Europe)



Corolla Sedan



RAV4

Automobile

Engine Division

From Small Cars to Large Industrial Vehicles

Toyota Industries manufactures diesel and gasoline engines ranging in capacity from 1500cc to 5200cc. Our car engines are manufactured on consignment from TMC and are all fitted in TOYOTA cars. In collaboration with TMC, we are developing environment-friendly diesel engines for automobiles that offer high power and lighter weight, as well as low noise and vibration. Superior in output and environmental impact, our industrial engines are fitted in forklift trucks and other industrial vehicles manufactured by TMHC as well as in gas heat pumps and bus air conditioners.

Diesel Engines



1CD Diesel Engine
(Displacement: 2.0 Liters, Used in the Avensis, RAV4 and Corolla for Europe)



1HD-FTE Diesel Engine
(Displacement: 4.2 Liters, Used in the Land Cruiser)

Gasoline Engines



2UZ Gasoline Engine
(Displacement: 4.7 Liters, Used in the Lexus LX470 and the Land Cruiser)



1FZ-FE Gasoline Engine
(Displacement: 4.5 Liters, Used in the Land Cruiser)

Electronics

Corporate Technical Center

The Corporate Technical Center carries out product planning, design and manufacture of products related primarily to power supply and communications. The Center manufactures DC-AC inverters and DC-DC converters for hybrid cars, both of which are fitted in TOYOTA cars. It also develops and manufactures wireless LAN modules. Functioning as Toyota Industries' R&D base, the Center is involved in basic R&D in materials and other fields. The Center also conducts research in such leading-edge electronics fields as organic light-emitting diodes and radio tuner modules.



DC-DC Converter for the Prius


GIGA WAVE
TOYOTA

Wireless LAN Module



DC-AC Inverter
(Pre-Installed Type)



***Radio Tuner* Module**

Electronics

ST Liquid Crystal Display Corp.

ST Liquid Crystal Display Corp. ("ST-LCD") was established in 1997 as a 50-50 joint venture with Sony Corporation to manufacture low-temperature polysilicon TFT-LCD panels. Combining Sony's superb LCD technology and Toyota Industries' expertise in quality control and manufacturing technology, ST-LCD produces high-quality, high-performance LCD panels using the Toyota Production System. These LCD panels are energy-efficient and offer high resolution as well as high numerical aperture. They also facilitate the integration of the display device and its driver circuits into a single TFT glass substrate. The resultant reduction in cost and miniaturization of the display unit allow the LCD panel to be used in a wide range of applications, including mobile phones, digital video and still cameras, and personal digital assistants.





Low-Temperature Polysilicon TFT-LCDs

Electronics

TIBC Corporation

TIBC Corporation ("TIBC"), a joint venture between Toyota Industries and Ibiden Co., Ltd., manufactures ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates for smart cards. TIBC's products are sold through Ibiden to major integrated device manufacturers worldwide for use in a wide range of electronic and information equipment.



Ball Grid Array (BGA) Plastic Package Substrates



Flexible Printed Circuit (FPC) Substrates

Textile Machinery

Textile Machinery Division

Innovation and Creativity in the Global Textile Industry

Tracing its origin to the founding of Toyota Industries, the Textile Machinery Division develops and produces spinning and weaving machinery, which is marketed to customers around the world. To stay ahead of ever-advancing market needs, the Textile Machinery Division is enhancing its products with the latest communications, mechatronics and other technologies. Toyota Industries is a global leader in the manufacture of air-jet looms, ring spinning frames and roving frames. The Textile Machinery Division continues its commitment to customer satisfaction with a complete range of high-quality products that meet the needs of today's global textile industry.

Weaving Machinery



JAT710 Air-Jet Loom



LW600 Series Water-Jet Loom



Mackee Eagle Sizing Machine for Spun Yarn



Filamaster Express 610 Sizing Machine for Filament Yarn

Spinning Machinery



RX240NEW Ring Spinning Frame



FL100 Roving Frame



DX8 Drawing Frame



VC5A Comber

Others

Automotive Stamping Dies

Superior Stamping Die Manufacturing Technologies

Toyota Industries designs and manufactures high-precision, high-quality automotive stamping dies for its Vehicle Division and TMC. Toyota Industries will continue to contribute to TMC's production of superior vehicles with stamping dies that offer excellent quality, cost efficiency and fast delivery times.



Stamping Dies

Others

Manufacturing Equipment

Designing and Producing Manufacturing Equipment In-House

Toyota Industries carries out in-house manufacturing of key machining and assembly equipment for its various divisions such as the Compressor Division, Engine Division and ST-LCD, giving them a competitive edge.



Sealing Equipment for LCDs



NC Machine Tool for Aluminum Parts

Major Developments in Toyota Industries' History



Founder
Sakichi Toyoda

Sakichi Toyoda was born in Shizuoka Prefecture, Japan, in 1867. He became an inventor while still in his teens and devoted his life to the study and development of textile machinery. Starting with a wooden handloom, he subsequently pioneered a new era in textile machinery with inventions that included Japan's first power loom, the circular loom and the Toyoda Automatic Loom Type G. Sakichi was awarded 84 patents and 35 utility models in his lifetime and is remembered with pride in Japan as one of the world's greatest inventors. We at Toyota Industries are proud to carry on the engineering spirit of our illustrious founder.



1924
Toyoda Automatic Loom Type G invented by Sakichi Toyoda.

1920s

1926
Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation) established to manufacture and market automatic looms invented by Sakichi Toyoda.



1929
Spinning frame production starts.

Automatic loom patent sold to Platt Brothers & Co., Ltd. of the U.K.

1930s

1933
Automobile Division set up.

1934
A-type automobile engine completed.

1935
Prototype of Model A1 passenger car completed.



Company unveils Model G1 truck at a new-car-release exhibition in Shibaura, Tokyo.



1937
Automobile Division separates and becomes Toyota Motor Co., Ltd. (now Toyota Motor Corporation).

1940s

1940
Steel Production Division separates and becomes Toyoda Steel Works, Ltd. (now Aichi Steel Corporation).



1944
Obu Plant starts operations, producing castings.

1949
Company stock listed on Tokyo, Osaka and Nagoya Stock Exchanges.

1950s

1952
Automobile engine (S-type gasoline engine) production starts.



1953
Kyowa Plant starts operations, producing engines and assembling automobiles.

1955
Vehicle Division set up.

1956
Forklift truck production starts.



1959
P-type gasoline engine production starts.

1960s

1960
Shovel loader production starts.

Car air-conditioning compressor (CC3A type, CC3B type) production starts.



1963
Dump truck production starts.

Friction welder production starts.

1964
J-type diesel engine production starts.



1967
Nagakusa Plant starts operations, producing small commercial vehicles.

Publica (van) and Mini Ace (automobile) production starts.



Publica (van)

Electric counterbalanced forklift truck production starts.

1968
Open-end spinning machine production starts..



1970s

1970
Takahama Plant starts operations, producing industrial vehicles.

1971
Corolla (van) production starts.

Divisional organization system introduced (3 divisions: Textile Machinery, Industrial Vehicle, and Vehicle).

Toyoda-Sulzer Manufacturing Ltd. established as a joint venture with Sulzer Brothers, Ltd. of Switzerland to produce projectile looms.

1974
6P-type compressor production starts.

1977
Swash plate compressor technology licensed to Chrysler and Ford.

Compressor Division separates from Textile Machinery Division.

1978


Starlet (automobile) production starts.
Aerial lift equipment production starts.

1980s

1980
JA-type air-jet loom production starts.



1981
10P-type compressor production starts.



1982
Production starts on C-type diesel engines for small passenger cars.

Hekinan Plant starts operations, producing automobile diesel engines.

1985
Engine Division separates from Vehicle Division.

10PA-type compressor production starts.

1986
Company awarded the Deming Prize for quality control implementation.

X300 series forklift truck production starts.

1987
Sprinter Cielo (exported as the Corolla Lift Back) production starts.

Electronics Sub-Division set up.

1988
Toyota Industrial Equipment Mfg., Inc. ("TIEM") established in Columbus, Indiana, U.S., as a joint venture with Toyota Motor Corporation.

RX100 ring spinning frame production starts.

1989
Michigan Automotive Compressor, Inc. ("MACI") established in Jackson, Michigan, U.S., as a joint venture with DENSO Corporation.

1990s

1990
Sprinter Carib (automobile; exported as the Corolla Wagon) production starts.

Company receives 1990 PM Excellent Plant Award.

1992
Materials Handling System Division set up.

Production starts on automated storage and retrieval systems.

JAT600 air-jet loom production starts.

1993
RX200 ring spinning frame production starts.

1994
X500 series internal combustion counterbalanced forklift truck production starts.

Toyota Industry (Kunshan) Co., Ltd. ("TIK") established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd.

R500 reach truck production starts.

1995
Toyota Industrial Equipment, S.A. ("TIESA") established in France as a joint venture with Toyota Motor Corporation and Manitou B.F.

7SB-type compressor production starts.

B500 electric counterbalanced forklift truck production starts.

Kirloskar Toyoda Textile Machinery Ltd. ("KTTM") established in India as a joint venture with the Kirloskar Group.

1996
JAT610 air-jet loom production starts.

RX240 ring spinning frame production starts.

1997
Compressor production at Kariya Plant reaches 100 million units.

6SE-type compressor production starts.

ST Liquid Crystal Display Corp. ("ST-LCD") established as a joint venture with Sony Corporation.

1998
TD Deutsche Klimakompressor GmbH ("TDDK") established in Germany as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

GENEO (7FG/D outside Japan) internal combustion counterbalanced forklift trucks introduced.



TIBC Corporation ("TIBC") established as a joint venture with Ibiden Co., Ltd. to produce plastic package substrates.

10S-type compressor production starts.

1999
Vitz (Yaris in Europe) production starts.



Company takes over water-jet loom business from Nissan Texsys Co., Ltd.

1CD-type diesel engine production starts.

GENEO-B (7FB outside Japan) electric counterbalanced forklift trucks introduced.

2000s

2000
LW600 series water-jet loom production starts.

BT Industries AB of Sweden, a world-leading manufacturer of warehouse trucks, becomes a Toyota Industries subsidiary.

2UZ-type gasoline engine production starts.

Higashichita Plant starts operations, producing foundry parts.

2001
GENEO-R (7FBR outside Japan) reach truck production starts.

Company takes over the Industrial Equipment Sales Division of Toyota Motor Corporation.

TOYOTA Material Handling Company established as an in-house company.

RAV4 (SUV) production starts.

Name changed to Toyota Industries Corporation.

2002
Advanced Logistics Solutions Co., Ltd. ("ALSO") established to plan overall logistics operations and operate distribution centers.

Higashiura Plant starts operations, producing parts for car air-conditioning compressors.

Toyota Motor Industries Poland Sp.zo.o. ("TMIP") established in Poland as a joint venture with Toyota Motor Corporation to produce diesel engines.

2003
Corolla Sedan production starts.

JAT710 air-jet loom production starts.

GENEO-E (7FBE outside Japan) three-wheel electric counterbalanced forklift truck production starts.

Aichi Corporation, a manufacturer of special-purpose vehicles, becomes a Toyota Industries subsidiary.

2004
Toyota Industry Automotive Parts (Kunshan) Co., Ltd. ("TIAP") established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. to produce foundry parts.

TD Automotive Compressor Georgia, LLC ("TACG") established in the U.S. as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

Corporate Organization *(As of July 1, 2004)*


Corporate Auditors
Board of Corporate Auditors
Corporate Auditor's Office
Board of Directors
Management Committee
Chairman
President
Business Operation Committee
Corporate Center
Corporate Planning Dept.
Business Reform Office
Audit Office
Business Planning Dept.
Advanced Logistics Project Office
BT Office
Investor Relations Office
Public Affairs Dept.
Global Human Resources Dept.
Global Quality Control Dept.
Osaka Office
Business Support Center
Legal Dept.
Secretarial Dept.
General Administration Dept.
Technical Training Center
Accounting Dept.
Global IT Dept.
Purchasing Dept.
Safety, Health & Environment Dept.
Operations Management Consulting Dept.
Plant Engineering Dept.
Intellectual Property Dept.
Health Care Administration Center
Tokyo Office
Corporate Code of Conduct Council
Environmental Committee
Export Supervisory Committee
Safety and Health Committee
Stock Option Committee
Human Resources Development Committee
Information Technology Promotion Committee
Manufacturing Technique Promotion Committee
Technical Committee
TOYOTA Material Handling Company*
Textile Machinery Division
Compressor Division
Vehicle Division
Engine Division
Corporate Technical Center
Machinery & Tools Sub-Division
Trading & Logistics Sub-Division
Mechatronics Systems Dept.

TOYOTA Material Handling Company is simply the name of a division of Toyota Industries Corporation, not a legally incorporated entity.

Directors and Corporate Auditors *(As of June 22, 2004)*

Board of Directors



Chairman
Akira Yokoi*



President
Tadashi Ishikawa*



Executive Vice President
Shozo Nakayama*



Executive Vice President
Koichiro Noguchi*



Executive Vice President
Tetsuro Toyoda*



Executive Vice President
Norio Sato*

Senior Managing Directors

Shiro Endo*
Kazuhiko Takeuchi*
Masazumi Konishi*
Shinjiro Kamimura*
Tatsuo Matsuura*
Iwao Katayama*

Managing Directors

Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Kimpei Mitsuya
Hiroya Kono
Kazunori Yoshida
Kenji Takenaka
Kosaku Yamada
Satoshi Kaseda
Shoji Shimo
Yutaka Murodono
Ryoji Inoue
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki

* *Representative Director*

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Kosuke Ikebuchi
Kosuke Shiramizu
Masaaki Furukawa

Corporate Data *(As of March 31, 2004)*

Plants and Offices (Parent Company)

	Main Products	Number of Employees	Land Area (1,000 m²)
Kariya Plant	Textile machinery, car air-conditioning compressors	1,704	172
Takahama Plant	Forklift trucks, materials handling systems	1,442	333
Nagakusa Plant	Automobiles	2,096	267
Kyowa Plant	Electronics components, manufacturing equipment, stamping dies	917	161
Obu Plant	Parts for car air-conditioning compressors	432	148
Hekinan Plant	Engines	1,415	271
Higashichita Plant	Foundry parts	370	333
Higashiura Plant	Parts for car air-conditioning compressors	87	245
Head Office and Others		1,336	755
Total		**9,799**	**2,685**

Consolidated Subsidiaries

	Location	Capital (thousands of the local currency)	Equity Ownership
Japan			
Aichi Corporation Group *1 (5 companies)	–	–	–
TIBC Corporation	Aichi	¥3,250,000	60.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	90.0%
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	100.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	100.0%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	60.7%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	65.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
ALTRAN Corporation	Aichi	¥100,000	60.0%
Teion Shokuhin Ryutsu Inc.	Tokyo	¥55,000	60.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	69.2%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Logistec Co., Ltd.	Aichi	¥90,000	100.0%
Taikoh Transportation Group *2 (5 companies)	–	–	–
SKE Inc.	Aichi	¥78,500	100.0%
SK Maintenance Inc.	Aichi	¥50,000	70.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	100.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Arti Inc. *3	Aichi	¥30,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	90.0%
Hara Corporation	Gifu	¥23,193	100.0%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Valley Inc. *3	Aichi	¥20,000	100.0%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
Tokai System Institute Corp.	Aichi	¥10,000	100.0%
Shine's Inc.	Aichi	¥10,000	100.0%
ALT Logistics Co., Ltd.	Aichi	¥20,000	60.0%
KTL Co., Ltd.	Tokyo	¥100,000	50.5%
Toyota Industries Well Support Corporation	Aichi	¥10,000	100.0%

	Location	Capital (thousands of the local currency)	Equity Ownership
Outside Japan			
Toyota Industries Sweden AB *4	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *4 *5 (64 companies)	–	–	–
Toyota Industries Finance International AB *4	Mjölby, Sweden	SEK25,000	100.0%
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *6	Schaumburg, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *6	Columbus, Indiana, U.S.A.	US$60,000	100.0%
Toyota Material Handling USA, Inc. *6	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing, Ltd. LLC *6	Grapevine, Texas, U.S.A.	US$2,000	60.0%
Toyota-Lift of Los Angeles, Inc. *6	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyoda Textile Machinery, Inc. *6	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
Toyota Industries Personnel Service of America, Inc. *6	Schaumburg, Illinois, U.S.A.	US$100	100.0%
Aichi Corporation Group (1 company) *1	–	–	–
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Kirloskar Toyoda Textile Machinery Limited	Bangalore, Karnataka, India	Rs2,426,200	95.1%
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$16,000	70.0%
Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai, China	US$1,000	70.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK9,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	EUR720	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP1,243	100.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France	EUR75	100.0%
Toyota Carrelli Elevatori Italia S.r.l.	Bologna, Italy	EUR3,249	100.0%
Toyota Industries Corporation Australia Group *7 (8 companies)	–	–	–
Toyota Industries Mercosur Ltda.	São Paulo, Brazil	R$26,510	100.0%

Unconsolidated Subsidiary Accounted for by the Equity Method

	Location	Capital (thousands of the local currency)	Equity Ownership
Outside Japan			
BT Industries Group *5 (1 company *8)	–	–	–

Affiliates Accounted for by the Equity Method

	Location	Capital (thousands of the local currency)	Equity Ownership
Japan			
ST Liquid Crystal Display Corp.	Aichi	¥50,000,000	50.0%
Fuji Logistics Co., Ltd.	Tokyo	¥2,979,670	26.8%
Aichi Corporation Group (1 company) *1	–	–	–
Outside Japan			
BT Industries Group *5 (15 companies)	–	–	–
Aichi Corporation Group (1 company) *1	–	–	–

*1 *Aichi Corporation Group comprises Aichi Corporation, its five subsidiaries and two affiliates. Aichi Corporation is headquartered in Aichi and capitalized at ¥10,425 million. Toyota Industries Corporation holds 51.0% of the outstanding shares of Aichi Corporation. Aichi Corporation is slated to move its headquarters to Saitama Prefecture on October 1, 2004.*
*2 *Taikoh Transportation Group comprises Taikoh Transportation Co., Ltd. and its four subsidiaries. Taikoh Transportation Co., Ltd. is headquartered in Aichi and capitalized at ¥83,985 thousand. Toyota Industries Corporation holds 50.2% of the outstanding shares of Taikoh Transportation Co., Ltd.*
*3 *On April 1, 2004, Arti Inc. and Sun Valley Inc. merged, with Sun Valley Inc. as the successor company. Following the merger, Sun Valley Inc. is capitalized at ¥22,500 thousand.*
*4 *Toyota Industries Sweden AB is a holding company which holds a 100.0% share of BT Industries AB and Toyota Industries Finance International AB.*
*5 *BT Industries Group comprises BT Industries AB, its 64 subsidiaries and 15 affiliates. BT Industries AB is headquartered in Mjölby, Sweden and capitalized at SEK560 million.*
*6 *Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS Manufacturing, Ltd. LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc. and Toyota Industries Personnel Service of America, Inc.*
*7 *Toyota Industries Corporation Australia Group comprises Toyota Industries Corporation Australia Pty Limited and its seven subsidiaries. Toyota Industries Corporation Australia Pty Limited is headquartered in Sydney, Australia and capitalized at AUD12 million. Toyota Industries Corporation holds 100.0% of the outstanding shares of Toyota Industries Corporation Australia Pty Limited.*
*8 *BT Industries AB temporarily holds more than a 50% share of the capital of one subsidiary.*

Note: ¥–Japanese yen; SEK–Swedish krona; US$–U.S. dollar; EUR–Euro; Rs–Indian rupee; NOK–Norwegian krone; DKK–Danish krone; GBP–British pound; AUD–Australian dollar, R$–Brazilian real

Investor Information *(As of March 31, 2004)*

Corporate Head Office
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken,
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment
November 18, 1926

Common Stock
No par value
Authorized: 1,091,245,000 shares
Issued : 325,840,640 shares

Stock Exchange Listings
Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders
17,322

Independent Accountants
ChuoAoyama PricewaterhouseCoopers
3-28-12, Meieki, Nakamura-ku, Nagoya-shi,
Aichi-ken 450-8565, Japan

Transfer Agent
UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku, Tokyo-to 100-0005, Japan
Telephone: +81-(0)3-3287-2211

Major Shareholders

	% of Voting rights
Toyota Motor Corporation	24.14
DENSO Corporation	9.34
The Master Trust Bank of Japan, Ltd.	7.94
Japan Trustee Services Bank, Ltd.	3.23
Custodial Trust Company	2.91
State Street Bank and Trust Company	2.58
Towa Real Estate Co, Ltd.	2.43
Nippon Life Insurance Company	2.12
Aisin Seiki Co., Ltd.	2.07
Toyota Tsusho Corporation	1.98

Common Stock Price and Trading Volume
(Tokyo Stock Exchange)


High
Opening
Closing
Low
High
Closing
Opening
Low
Black: Opening Price > Closing Price
White: Closing Price > Opening Price
(yen)
(thousand shares)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
Common stock price (left scale)
Trading volume (right scale)
4/99
7
10
1/00
4
7
10
1/01
4
7
10
1/02
4
7
10
1/03
4
7
10
1/04

Publications

Our *Corporate Brochure* and *Social & Environmental Report* are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Internet Home Page

Updated information is published regularly on our Web site. (http://www.toyota-industries.com/)

Further Information

For further information, please write to the Investor Relations Office at our Corporate Head Office.

TOYOTA

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com

This annual report is printed on recycled paper using soy ink to minimize the impact on the environment.

PRINTED WITH SOY INK™

Printed in Japan

File No. 82-5112

Exhibit 2

FINANCIAL SUMMARY

FY2004

(April 1, 2003 through March 31, 2004)

3-31-04
AR/S

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This Financial summary contains projections and other forward-looking statements that involve risks and uncertainties. Our uses of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this summary and are not guarantees of future performance. Toyota Industries Corporation and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this summary. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro — the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.
viii) Political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments' specific policies with respect to economic growth, inflation, taxation, currency convertibility, imports and sources of supplies, and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, materials handling equipment, textile machinery, and electronics industries and markets in Japan, the United States, and elsewhere.

April 27, 2004

Consolidated Financial Results for FY2004 (April 1,2003 - March 31,2004)

TOYOTA INDUSTRIES CORPORATION
Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person : Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for FY2004 consolidated financial results: April 27, 2004
US GAAP: Not Used

1. Financial Highlights for FY2004 (April 1, 2003 - March 31, 2004)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2004	**1,164,378**	**(8.9)**	**52,631**	**(0.3)**	**58,970**	**(14.8)**
FY2003	1,069,218	(9.1)	52,477	(13.3)	51,375	(7.3)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2004	**33,623**	**(53.3)**	**108.04**	**101.97**	**3.8**	**3.2**	**5.1**
FY2003	21,933	(-19.7)	70.19	62.90	2.7	3.0	4.8

Notes: 1. Equity in net income of affiliates: FY2004—1,842 million yen,FY2003—(4,633) million yen
2. Average number of shares outstanding in each year (consolidated) : FY2004—308,144,183 shares, FY2003—307,813,094 shares
3. Changes in accounting policies: No change

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2004	**2,011,995**	**1,016,763**	**50.5**	**3,199.69**
FY2003	1,650,391	738,867	44.8	2,522.52

Note: Number of shares outstanding at end of each year (consolidated) : FY2004—317,665,682 shares, FY2003—292,777,198 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
FY2004	**92,406**	**(92,667)**	**(56,015)**	**77,212**
FY2003	103,183	(95,120)	57,775	136,929

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 140companies
Unconsolidated subsidiaries accounted for under the equity method: 1 company
Affiliates accounted for under the equity method: 19 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 22 companies
Equity method : (increase) 4 companies, (decrease) 2 companies

2. Forecasts of Consolidated Financial Results for FY2005 (April 1, 2004 - March 31, 2005)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2005 semi-annual	570,000	29,000	16,000
FY2005	1,150,000	60,000	34,000

Reference: (Forecast) Net income per share—basic (annual): 107.03yen

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 141 subsidiaries and 29 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below



Customers (Toyota Motor Corporation, etc.)
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
(Manufacturing subsidiary)
Toyota Industry (Kunshan)Co., Ltd.
Overseas companies
(Sales, other subsidiaries and affiliates)
BT Industries Group (75 companies)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Truck Norge Group (4 companies)
Toyota Industries Mercosur Ltda.
Toyota Industries Corporation Australia Group (8 companies)
Toyota Material Handling (Shanghai) Co., Ltd
Toyota Gabelstapler Deutschland GmbH
Toyota Industrial Equipment (UK) Group (2 Companies)
Toyota Industrial Equipment Europe Group (2 Companies)
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
BT Industries Group (7 companies)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
North Vernon Industry Corp.
Aichi Corporation Group (1 company)
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
ALTEX Co., Ltd.
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co., Ltd.
Iwama Loom Works, Ltd.
Mizuho Industry Co., Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F Tokyo Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F Keiji Co., Ltd.
TOYOTA L&F Shizuoka Co., Ltd.
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
Aichi Corporation Group (4 companies)
(Manufacturing subsidiaries)
Nishina Industrial Co., Ltd.
Suzaka Nishina Industrial Co., Ltd.
Mino Tokyu Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
Kawamoto System Corporation
(Manufacturing subsidiary)
Hara Corporation
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are as follows:

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and tradition of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends while giving full consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

In the medium to long term, Toyota Industries seeks to increase profitability and strengthen its management base. The Group seeks to grow by placing a high priority on research and development, thereby enabling the Group to bring to market leading-edge products and services.

For Toyota Industries, it is a top priority to develop safe, environmentally friendly products, which are of high quality and satisfy changing customer needs. Toyota Industries is also determined to maintain and enhance its position as a leader in its respective business fields through vigorous sales efforts, superior service, cost reduction activities and constant enhancement of quality throughout all its operations.

Within the Automobile Segment, the Vehicle Business will strive to enhance production engineering technologies and product development capabilities to deliver outstanding customer satisfaction through its assembly of TOYOTA-brand cars for customers. The Engine Business will strive to expand its business scope by strengthening production and development capabilities and playing a greater role in production of diesel engines for the Toyota Group. Also within the Automobile Segment, the Car Air-Conditioning Compressor Business will solidify its global number one position through advanced technologies and superior cost competitiveness.

The Materials Handling Equipment Segment will collaborate with TOYOTA Material Handling Company and the BT Industries Group to enhance its business by expanding its product lineup, bolstering marketing activities and providing global customers with optimal solutions that will lower their materials handling costs.

The Textile Machinery Segment will continue to produce a high-quality range of weaving and spinning machinery.

Toyota Industries will also strengthen the range and scope of its Electronics Business, including low-temperature polysilicon TFT-LCD panels, electronic substrates for IC chipsets and power electronics parts for automobiles.

For fiscal 2005, Toyota Industries aims to achieve consolidated sales of 1.2 trillion yen, enhance profitability and improve capital efficiency.

4. Basic Stance toward Corporate Governance and Measures for Implementation

Toyota Industries Corporation deems it highly important to make corporate governance function effectively for the purpose of management efficiency and corporate soundness. To this end, we aim to establish an organizational structure that can quickly and flexibly respond to changes in the management environment, as well as a fair management system with an emphasis on shareholders.

Toyota Industries' Board of Directors holds a meeting every month to decide subjects of material importance and supervise business operations. The Company has also instituted the Management Committee and the Business Operation Committee. The Management Committee deliberates upon company-wide strategies while the Business Operation Committee deliberates upon strategies in each business segment. Through these bodies, Toyota Industries seeks to establish a responsive and efficient management as well as an effective internal control system.

At Toyota Industries, we have adopted the "Statutory Auditors / Board of Statutory Auditors" structure. In order to enhance this system, another outside corporate auditor was selected and approved at the Ordinary General Meeting of Shareholders held in June 2002, bringing the total number of corporate auditors to five. We have also set up the Corporate Auditors Office with full-time staff to strengthen auditing of the execution of the directors' duties.

The Company has strengthened the supervision of each division and the internal auditing structure, and regularly holds meetings of the Code of Conduct Council to ensure that it adheres fully to the letter of the law and conducts its management and business affairs based on its basic management policies. Toyota Industries will continue to endeavor to promote its business activities with a higher awareness of ethical issues. Moreover, in September 2003, we set up a corporate ethics hotline. Outside lawyers field queries from employees about fraudulent or unethical conduct. This hotline was set up for early detection and quick handling of important compliance-related irregularities.

Toyota Industries established a department dedicated to investor relations activities to promote better management transparency. Through such efforts, the Company will continue to ensure a high level of corporate accountability to shareholders and stakeholders.

With these measures, Toyota Industries strives to secure further growth, prosperity and profit. We intend to meet the high expectations of our stakeholders, notably shareholders and customers, and sincerely carry out our social responsibilities.

Business Results and Financial Position

1. Overview of Business results

In fiscal 2004 (ended March 31, 2004), the Japanese economy finally shifted toward steady recovery. A strong export performance was accompanied by an increase in private-sector capital investment, and consumer spending emerged from sluggishness. Overseas, the economic outlook was better, with a strong U.S. economy and the European economy picking up.

In this operating environment, Toyota Industries Corporation made efforts to strengthen its corporate structure by developing new products to realize greater customer satisfaction, aggressively conducting sales promotions and executing a company-wide program to reduce costs. As a result, total consolidated net sales of Toyota Industries amounted to 1,164.3 billion yen, an increase of 95.1 billion yen, or 9%, over fiscal 2003. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 603.8 billion yen, a slight improvement over fiscal 2003, with a marginal change in sales both in the domestic and overseas markets. Within this segment, net sales of the Vehicle Business totaled 280.4 billion yen, approximately the same level as fiscal 2003. Sales of Vitz, our mainstay vehicle, remained at the same level as for fiscal 2003. While sales of the Corolla Sedan for North America, for which production commenced in January 2003, were strong, sales of the RAV4 decreased. Net sales of the Engine Business totaled 107.3 billion yen, a decrease of 10.3 billion yen, or 9%, from fiscal 2003. An increase in sales of the AZ-type gasoline engine, which is fitted in the Estima, was offset by a decrease in sales of the UZ-type and FZ-type gasoline engines that are incorporated into the Land Cruiser. The decrease in sales was also affected by the fact that a certain volume of CD-type diesel engines for Europe are now shipped as parts, thus decreasing the overall production of the engine as a complete product. Toyota Motor Industries Poland Sp.zo.o., which was jointly established with Toyota Motor Corporation ("TMC") to manufacture diesel engines, is slated to begin operations in January 2005. Net sales of the Car Air-Conditioning Compressor Business totaled 198.3 billion yen, an increase of 20.4 billion yen, or 12%, over fiscal 2003. Sales in both domestic and overseas markets increased, attributable mainly to robust sales of vehicles fitted with our car air-conditioning compressors and an expanded range of automobiles installed with our products. Aiming for cumulative sales of 20 million units in the global market in 2005, we are proceeding with vigorous sales activities targeting car manufacturers around the world. We have also enhanced our product lineup, including the fuel-efficient rotary valve-type compressor, which was introduced into the market in August 2003, as well as the ES-type electrically driven car air-conditioning compressors for hybrid cars, which have been shipped to TMC since August 2003 for installation in the new Prius.

Net sales of the Materials Handling Equipment Segment totaled 443.4 billion yen, an increase of 70.4 billion yen, or 19%, over fiscal 2003, due primarily to strong sales in Japan led by a brisk private-sector capital expenditure. Sales increases in Europe and the U.S. also contributed to consolidated results. We developed new products attuned to customer needs, and conducted aggressive sales promotion activities in cooperation with our distributors. As a result, we sold 82,000 Toyota-brand forklift trucks and 59,000 BT-brand forklift trucks worldwide. We achieved a 42.6% share in the Japanese forklift truck market for fiscal 2004. Although exports of forklift trucks for North America and Europe decreased as a result of transferring production to respective local subsidiaries, exports to Asia and Oceania dramatically increased.

In fiscal 2004, we augmented our sales and production structures globally. In Japan, Aichi Corporation became one of our subsidiaries in May 2003, and since then we have supported them with cost-reduction activities. Together with this and good demand for its products, Aichi's performance is on its way to steady recovery. In China, Toyota Industry (Kunshan) Co., Ltd. commenced local production of forklift trucks in April 2003, while Toyota Material Handling (Shanghai) Co., Ltd. began sales operations in June. Moreover, we established Toyota Industries Corporation Australia Pty Limited in Sydney in June 2003, and Toyota Industries Merco Sur S.A. in São Paulo, Brazil, in January 2004, in view of expanding sales in respective markets.

Net sales of the Textile Machinery Segment totaled 45.9 billion yen, a decrease of 2.8 billion yen, or 6%, from fiscal 2003. This was because delivery for a large order from the previous fiscal year for air-jet looms to Wujiang, Jiangsu province, China, was only completed during fiscal 2004, although sales of air-jet looms to Pakistan and ring spinning frames to Vietnam increased. In China, one of our core markets for air-jet looms, previously strong sales have subsided since the end of 2003, due mainly to financial belt-tightening against economic overheating. Although sales of spinning-related machinery and weaving-related machinery showed signs of recovery in India and Pakistan, sales in other Asian markets remained sluggish.

During fiscal 2004, Toyota Industries' ordinary income amounted to 58.9 billion yen, an increase of 7.6 billion yen, or 15%, over fiscal 2003. This increase was due largely to increases in income of our subsidiaries in and outside Japan, as well as a bounce-back in performance by ST Liquid Crystal Display Corp., which was established as a joint venture with Sony Corporation. Net income amounted to 33.6 billion yen, an increase of 11.7 billion yen, or 53%, over fiscal 2003.

Cash flows from operating activities resulted in an increase in cash by 92.4 billion yen in fiscal 2004, due largely to income before income taxes in an amount of 57.7 billion yen. Net cash provided by operating activities decreased by 10.7 billion yen from 103.1 billion yen in fiscal 2003. Cash flows from investing activities resulted in a decrease in cash by 92.6 billion yen in fiscal 2004, attributable primarily to payments for acquisition of fixed assets amounting to 78.2 billion yen. Net cash used in investing activities decreased by 2.5 billion yen from 95.1 billion yen in fiscal 2003. Cash flows from financing activities resulted in a decrease in cash by 56.0 billion yen in fiscal 2004, due mainly to repayments of bonds to an amount of 31.6 billion yen. Net cash used in financing activities increased 113.7 billion yen from 57.7 billion yen in net cash provided by financing activities in fiscal 2003.

After translation adjustments, cash and cash equivalents as of March 31, 2004 stood at 77.2 billion yen, a decrease of 59.7 billion yen, or 44%, from fiscal 2003.

2. Distribution of Profits for FY2004

Including the interim cash dividend of 12.0 yen per common share paid in November 2003, and a year-end cash dividend of 12 yen per common share, Toyota Industries Corporation declares that total cash dividends for fiscal 2004 will be 24 yen per common share, an increase of 2 yen per common share over fiscal 2003.

3. Forecast for the Fiscal Year Ending March 31, 2005

Toyota Industries expects the Japanese economy to continue recovering. However, uncertainties persist regarding the fluctuations of exchange rates and the prices of raw materials, notably steel. The global economy may also be affected by both the U.S. economy, where a presidential election is scheduled for November, and the overheating Chinese economy.

For fiscal 2005, ending March 31, 2005, Toyota Industries forecasts consolidated net sales of 1,150.0 billion yen, ordinary income of 60.0 billion yen and net income of 34.0 billion yen. We are determined to develop and market new products that are of high quality and attuned to customer needs, as well as enhance sales, service and cost-reduction activities group-wide.

Our projections are based on an exchange rate of ¥105.0=US$1.

Consolidated Balance Sheets

	FY2004 (As of March 31, 2004)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Assets			
Current assets	**349,914**	**371,807**	**(21,893)**
Cash and deposits	57,375	87,840	(30,465)
Trade notes and accounts receivable	144,575	119,047	25,528
Marketable securities	20,064	52,780	(32,716)
Inventories	77,574	69,140	8,434
Deferred tax assets	17,533	14,072	3,461
Other current assets	35,128	30,924	4,204
Less—allowance for doubtful accounts	(2,337)	(1,998)	(339)
Fixed assets	**1,662,080**	**1,278,583**	**383,497**
Property, plant and equipment	**389,396**	**362,193**	**27,203**
Buildings and structures	124,422	118,448	5,974
Machinery, equipment and vehicles	160,787	157,733	3,054
Tools, furniture and fixtures	15,565	16,006	(441)
Land	71,786	56,254	15,532
Construction in progress	16,834	13,749	3,085
Intangible assets	**99,856**	**96,773**	**3,083**
Software	11,993	9,195	2,798
Goodwill	87,862	87,577	285
Investments and other assets	**1,172,828**	**819,616**	**353,212**
Investments in securities	1,112,776	762,026	350,750
Long-term loans	9,756	10,521	(765)
Long-term prepaid expenses	13,553	15,081	(1,528)
Deferred tax assets	3,537	2,862	675
Other investments and other assets	33,453	29,370	4,083
Less—allowance for doubtful accounts	(250)	(247)	(3)
Total assets	**2,011,995**	**1,650,391**	**361,604**

Notes: 1. Accumulated depreciation of property, plant and equipment	509,378	465,151	44,227
2. Liabilities for guarantees	24,594	42,995	(18,401)
3. Number of shares of treasury stock	8,174,958 shares	20,547,253 shares	(12,372,295) shares
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,600	2,737	1,863

(Million yen; amounts less than one million yen are omitted.)

	FY2004r (As of March 31, 2004)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Liabilities			
Current liabilities	326,337	393,365	(67,028)
Trade notes and accounts payable	129,821	117,424	12,397
Short-term bank loans	70,441	78,052	(7,611)
Commercial paper	15,000	-	15,000
Current portion of bonds	-	20,000	(20,000)
Current portion of convertible bonds	-	75,692	(75,692)
Other payables	19,067	17,406	1,661
Accrued expenses	51,586	42,027	9,559
Accrued income taxes	8,845	14,143	(5,298)
Deposits received from employees	19,496	19,234	262
Deferred tax liabilities	2,742	1,191	1,551
Other current liabilities	9,335	8,193	1,142
Long-term liabilities	633,968	494,164	139,804
Bonds	200,300	200,300	-
Long-term debt	35,224	36,576	(1,352)
Deferred tax liabilities	346,335	212,355	133,980
Allowance for retirement benefits	34,264	34,100	164
Other long-term liabilities	17,843	10,832	7,011
Total liabilities	960,305	887,530	72,775
Minority interest in consolidated subsidiaries	34,926	23,993	10,933
Shareholders' equity			
Common stock	80,462	68,046	12,416
Capital surplus	105,743	89,364	16,379
Retained earnings	294,672	269,380	25,292
Net unrealized gains on other securities	534,078	331,667	202,411
Foreign currency translation adjustments	19,782	16,890	2,892
Treasury stock at cost	(17,975)	(36,483)	18,508
Total shareholders' equity	1,016,763	738,867	277,896
Total liabilities and shareholders' equity	2,011,995	1,650,391	361,604

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - March 31, 2004)	FY2003 (April 1, 2002 - March 31, 2003)	Increase (Decrease)
Net sales	**1,164,378**	**1,069,218**	**95,160**
Cost of sales	978,458	899,702	78,756
Gross profit	**185,919**	**169,516**	**16,403**
Selling, general and administrative expenses	133,288	117,038	16,250
Operating income	**52,631**	**52,477**	**154**
Non-operating income	**30,183**	**26,335**	**3,848**
Interest income	8,174	8,985	(811)
Dividends income	10,997	8,888	2,109
Other non-operating income	11,010	8,461	2,549
Non-operating expenses	**23,843**	**27,438**	**(3,595)**
Interest expenses	9,755	10,522	(767)
Other non-operating expenses	14,087	16,915	(2,828)
Ordinary income	**58,970**	**51,375**	**7,595**
Extraordinary gains	**621**	**-**	**621**
Gains from transition of benefit plan into defined contribution pension plan	621	-	621
Extraordinary losses	**1,851**	**7,705**	**(5,854)**
Provision for retirement and severance benefits for directors and corporate	1,851	-	1,851
Revalued loss of investment securities	-	4,298	(4,298)
Loss on disposal of property, plant and equipment	-	3,407	(3,407)
Income before income taxes	**57,740**	**43,669**	**14,071**
Income taxes－current	23,967	28,120	(4,153)
Income taxes－deferred	(3,220)	(7,304)	4,084
Minority interest in consolidated subsidiaries	3,370	919	2,451
Net income	**33,623**	**21,933**	**11,690**

Note: R&D expenses(included in selling, general and administrative expenses and manufacturing cost)	29,562	29,705	(143)

Consolidated Statements of Shareholder's Equity

(Million yen; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - March 31, 2004)	FY2003 (April 1, 2002 - March 31, 2003)	Increase (Decrease)
(Capital surplus)			
Capital surplus at beginning of year	**89,364**	**89,326**	**38**
Increase in capital surplus	**16,378**	**38**	**16,340**
Issuance of equity due to conversion of convertible bonds	12,414	24	12,390
Gain on disposal of treasury stock	3,963	13	3,950
Decrease in capital surplus	-	-	-
Capital surplus at end of year	**105,743**	**89,364**	**16,379**
(Retained earnings)			
Retained earnings at beginning of year	**269,380**	**253,975**	**15,405**
Increase in retained earnings	**33,623**	**21,933**	**11,690**
Net income	33,623	21,933	11,690
Decrease in retained earnings	**8,332**	**6,528**	**1,804**
Cash dividends	7,417	6,246	1,171
Bonuses to directors and corporate auditors	290	282	8
Change in subsidiaries' year-ends	624	-	624
Retained earnings at end of year	**294,672**	**269,380**	**25,292**

Consolidated Statements of Cash Flows

(Million yen; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - March 31, 2004)	FY2003 (April 1, 2002 - March 31, 2003)	Increase
Cash flows from operating activities	**92,406**	**103,183**	**(10,777)**
Income before income taxes and minority interest in consolidated subsidiaries	57,740	43,669	14,071
Depreciation and amortization	65,351	59,154	6,197
Increase in allowance for doubtful accounts	45	219	(174)
Interest and dividends income	(19,172)	(17,874)	(1,298)
Interest expenses	9,755	10,522	(767)
Equity in net (earnings) loss of affiliates	(1,842)	4,633	(6,475)
Increase in receivables	(11,050)	(7,406)	(3,644)
Decrease in inventories	750	1,252	(502)
Increase in payables	2,630	5,431	(2,801)
Others, net	9,741	20,417	(10,676)
Subtotal	113,951	120,020	(6,069)
Interest and dividends received	18,900	17,982	918
Interest paid	(9,845)	(10,944)	1,099
Income taxes paid	(30,600)	(23,875)	(6,725)
Cash flows from investing activities	**(92,667)**	**(95,120)**	**2,453**
Payments for purchases of marketable securities securities	(101)	(1,664)	1,563
Proceeds from sales of marketable securities	3,874	8,447	(4,573)
Payments for purchases of property, plant and equipment	(78,267)	(86,703)	8,436
Proceeds from sales of property, plant and equipment	3,200	749	2,451
Payments for purchases of investment securities	(14,301)	(21,896)	7,595
Proceeds from sales of investment securities	2,614	9,792	(7,178)
Payments for acquisition of subsidiaries' stock Resulting in change in scope of consolidation	1,215	944	271
Payments for loans made	(4,977)	(1,664)	(3,313)
Proceeds from collections of loans	5,447	2,931	2,516
Payments for acquisition of business	(960)	-	(960)
Others, net	(10,411)	(6,056)	(4,355)
Cash flows from financing activities	**(56,015)**	**57,775**	**(113,790)**
Increase (decrease) in short-term loans	(10,958)	5,886	(16,844)
Increase in commercial paper	15,000	-	15,000
Proceeds from long-term loans	4,522	21,797	(17,275)
Repayments of long-term loans	(8,529)	(9,808)	1,279
Proceeds from issuance of bonds	-	79,690	(79,690)
Repayments of bonds	(31,677)	-	(31,677)
Payments to convertible bond redemption funds	(56,670)	-	(56,670)
Proceeds from convertible bond redemption funds	56,670	-	56,670
Payments for purchase of treasury stocks	(17,094)	(35,195)	18,101
Cash dividends paid	(7,413)	(6,244)	(1,169)
Cash dividends paid for minority shareholders	(252)	(194)	(58)
Others, net	389	1,844	(1,455)
Translation adjustments of cash and cash equivalents	**322**	**(28)**	**350**
Net (decrease) increase in cash and cash equivalents	**(55,953)**	**65,809**	**(121,762)**
Cash and cash equivalents at beginning of period	**136,929**	**71,119**	**65,810**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	**(3,763)**	**-**	**(3,763)**
Cash and cash equivalents at end of period	**77,212**	**136,929**	**(59,717)**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	57,193	86,856	(29,663)
Marketable securities	20,018	50,072	(30,054)

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	140	Aichi Corporation Group (6 companies), TIBC Corporation, TOYOTA L&F Tokyo Co., Ltd., Logistics Planning Tokyo Co., Ltd., ALTEX CO., Ltd., Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., TOYOTA L&F Keiji Co., Ltd., Tokyu Co., Ltd., Mino Tokyu Co., Ltd., Advanced Logistics Solutions Co., Ltd., Teionshokuhin Ryutsu Inc., Toyoda High System, Inc., Nishina Industrial Co., Ltd., Suzaka Nishina Industrial Co., Ltd., ALTRAN Corporation, KTL Co., Ltd., Tokaiseiki Co., Ltd., Logistec Co., Ltd., Taikoh transportation Group (5 companies), SKE Inc., SK Maintenance Inc., Iwama Loom Works, Ltd., Kawamoto System Corporation, Arti Inc., TOYOTA L&F Shizuoka Co., Ltd., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., ALT Logistics Co., Ltd., Tokai System Institute Corp., Shine's Inc., TOYOTA INDUSTRIES WELL SUPPORT CORPORATION, *Toyota Industries Sweden AB, BT Industries Group (64 companies), Toyota Industries Finance International AB, Michigan Automotive Compressor, Inc., Kirloskar Toyoda Textile Machinery Ltd., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America Inc., TD Deutsche Klimakompressor GmbH, Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Industries Mercosur Ltda., Toyota Industries Corporation Australia (8 companies), Toyota Material Handling (Shanghai) Co., Ltd, Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies) (* Toyoda International Sweden AB changed its name to Toyota Industries Sweden AB in May 2003.)
Unconsolidated subsidiaries	1	BT Industries Group (1 company)

(2) Scope of equity method

	Companies	
Unconsolidated subsidiaries	1	BT Industries Group (1 company)
Affiliates	19	Aichi Corporation Group (2 companies), ST Liquid Crystal Display Corp., FUJI LOGISTICS CO., LTD., BT Industries Group (15 companies)

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	22	Aichi Corporation Group (6 companies), ALTRAN Corporation, KTL Co., Ltd., ALT Logistics Co., Ltd., TOYOTA INDUSTRIES WELL SUPPORT CORPORATION, BT Industries Group (1 company), Toyota Industries Finance International AB, Toyota Industries Mercosur Ltda., Toyota Industries Corporation Australia (8 companies), Toyota Material Handling (Shanghai) Co., Ltd
(Decrease)	0	

Affiliates accounted for the equity method

Companies		
(Increase)	4	Aichi Corporation Group (2 companies), FUJI LOGISTICS CO., LTD., BT Industries Group (1 company)
(Decrease)	2	Aichi Corporation, BT Industries Group (1 company)

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than March 31. The details are given below.

December 31 Toyota Industries Sweden AB, BT Industries Group (64 companies), Toyota Industries Finance International AB, Toyota Industry (Kunshan) Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company. Some consolidated subsidiaries change its closing date from December 31 to March 30. The details are given below.

TIBC Corporation, Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., Mino Tokyu Co., Ltd., Toyoda High System, Inc., Logistec Co., Ltd., Taikoh Transportation group (1 company), SKE Inc., SK Maintenance Inc., Kawamoto System Corporation, Arti Inc., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., Tokai System Institute Corp., Shine's Inc., Michigan Automotive Compressor, Inc., Kirloskar Toyoda Textile Machinery Ltd., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America Inc., TD Deutsche Klimakompressor GmbH, Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
Other securities without market value	.... At cost determined by the moving average method
b. Inventories	.... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of software (intangible assets) is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, interest rate swap contracts are used for hedging risk of change in interest rate relating loans. Foreign exchange forward contracts and foreign currency option contracts are also used for hedging risk of change in foreign exchange rate relating to foreign currency transactions.

(6) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Valuation of assets and liabilities of consolidated subsidiaries

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

6. Amotization of goodwill

Goodwill is amortized on a straight-line basis over a period generally not exceeding 20 years, except for insignificant goodwill which is charged to income as incurred.

7. Appropriation of retained earnings

The approved amount during the relevant fiscal year is reflected in the consolidated statements of retained earnings.

8. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segment information

(1)FY2004 (April 1, 2003 - March 31, 2004) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	603,862	443,443	45,968	71,103	1,164,378	-	1,164,378
(2) Intersegment transactions	15,698	138	15	14,131	29,984	(29,984)	-
Total	619,561	443,582	45,984	85,234	1,194,363	(29,984)	1,164,378
Operating expenses	592,030	424,233	45,884	79,484	1,141,633	(29,885)	1,111,747
Operating income	27,530	19,348	100	5,750	52,729	(98)	52,631
Assets	338,246	406,384	24,743	100,626	870,000	1,141,994	2,011,995
Depreciation and amortization	35,793	23,537	931	5,442	65,705	(353)	65,351
Capital expenditures	48,793	32,204	1,203	7,748	89,950	(441)	89,508

(2)FY2003 (April 1, 2002 - March 31, 2003) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	595,459	373,007	48,740	52,010	1,069,218	-	1,069,218
(2) Intersegment transactions	15,523	89	5	13,078	28,697	(28,697)	-
Total	610,983	373,097	48,745	65,089	1,097,915	(28,697)	1,069,218
Operating expenses	580,875	356,922	46,436	61,177	1,045,412	(28,671)	1,016,740
Operating income	30,107	16,174	2,308	3,912	52,503	(25)	52,477
Assets	328,370	337,453	30,921	51,839	748,584	901,806	1,650,391
Depreciation and amortization	34,156	20,800	1,006	3,486	59,451	(296)	59,154
Capital expenditures	49,379	24,350	2,164	12,067	87,962	(403)	87,559

Notes 1. Business segments are divided by the type and nature of the product.
2. Main products of each segment:
Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, skid steer loaders
Textile machinery ....Ring spinning frames, air jet looms, water jet looms
Others ....Ball grid array-type plastic package substrates for IC chipsets, casting machines
3. Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

2.Geographical segment information

(1)FY2004 (April 1, 2003 - March 31, 2004) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	785,253	198,752	167,511	12,860	1,164,378	-	1,164,378
(2) Intersegment transactions	87,271	1,113	5,895	1,630	95,910	(95,910)	-
Total	872,524	199,866	173,407	14,490	1,260,289	(95,910)	1,164,378
Operating expenses	826,696	193,745	170,262	14,622	1,205,326	(93,579)	1,111,747
Operating income	45,828	6,121	3,145	(131)	54,962	(2,331)	52,631
Assets	643,180	136,829	238,388	22,081	1,040,479	971,515	2,011,995

(2)FY2003 (April 1, 2002 - March 31, 2003) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	733,869	192,385	139,514	3,449	1,069,218	-	1,069,218
(2) Intersegment transactions	78,517	1,411	4,899	1,033	85,862	(85,862)	-
Total	812,387	193,796	144,413	4,483	1,155,080	(85,862)	1,069,218
Operating expenses	767,341	187,597	142,468	4,559	1,101,966	(85,225)	1,016,740
Operating income	45,045	6,199	1,945	(75)	53,114	(636)	52,477
Assets	554,033	144,739	223,445	9,758	931,977	718,413	1,650,391

Notes: Assets included in the "Eliminations " are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

3.Overseas sales

(1)FY2004 (April 1, 2003 - March 31, 2004) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	196,860	211,081	89,415	497,356
Consolidated sales				1,164,378
Ratio of overseas sales to consolidated sales	16.9%	18.1%	7.7%	42.7%

(2)FY2003 (April 1, 2002 - March 31, 2003) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	192,421	181,347	77,825	451,593
Consolidated sales				1,069,218
Ratio of overseas sales to consolidated sales	18.0%	17.0%	7.3%	42.2%

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - March 31, 2004)		FY2003 (April 1, 2002 - March 31, 2003)		Increase (Decrease)	% Change
	Amount	Component ratio	Amount	Component ratio		
		%		%		%
Automobile						
Vehicle	280,484	24.1	281,927	26.4	(1,143)	(0.5)
Engine	107,357	9.2	117,669	11.0	(10,312)	(8.8)
Car air-conditioning compressor	198,398	17.1	177,914	16.6	20,484	11.5
Foundry and others	17,623	1.5	17,948	1.7	(325)	(1.8)
Subtotal	603,862	51.9	595,459	55.7	8,403	1.4
Materials handling equipment	443,443	38.1	373,007	34.9	70,436	18.9
Textile machinery	45,968	3.9	48,740	4.6	(2,772)	(5.7)
Others	71,103	6.1	52,010	4.8	19,093	36.7
Total	1,164,378	100.0	1,069,218	100.0	95,160	8.9

April 27, 2004

Non-consolidated Financial Results for FY2004 (April 2003 - March 2004)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201)) (URL http://www.toyota-industries.com/)
Representative person : Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for non-consolidated financial results for FY2004: April 27, 2004
Date of the Ordinary General Meeting of Shareholders: June 22, 2004
Provision for interim cash dividends: Provision exists.
Share trading unit: 100 shares

1. Financial Highlights for FY2004 (April 1, 2003 - March 31, 2004)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2004	**749,616**	**(0.3)**	**31,334**	**(-20.5)**	**34,705**	**(-18.0)**
FY2003	747,637	(7.8)	39,410	(4.2)	42,321	(5.4)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2004	**21,103**	**(4.9)**	**67.69**	**63.90**	**2.5**	**2.2**	**4.6**
FY2003	20,118	(-19.6)	64.63	57.96	2.5	2.8	5.7

Notes: 1. Average number of shares outstanding each year: FY2004—308,146,251 shares , FY2003—307,823,074 shares
2. Changes in accounting policies: No change

(2) Cash dividends

	Annual cash dividends per share	Interim	Year-end	Total amount of annual cash dividends	Dividend payout ratio	Total amount of dividends on shareholders' equity
	Yen	Yen	Yen	Million yen	%	%
FY2004	**24.00**	**12.00**	**12.00**	**7,716**	**35.5**	**0.8**
FY2003	22.00	10.00	12.00	6,631	34.0	0.9

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2004	**1,735,323**	**980,533**	**56.5**	**3,085.91**
FY2003	1,420,342	718,041	50.6	2,451.75

Note: 1.Number of shares outstanding at end of each year: FY2004—317,665,682 shares, FY2003—292,777,198 shares
2.Number of treasury stock: FY2004—8,174,958 shares, FY2003—20,547,253 shares

2. Forecasts of non-consolidated Financial Results for FY2005 (April 1, 2004 - March 31, 2005)

	Net sales	Ordinary income	Net income	Annual cash dividends per share: Interim	Year-end	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
FY2005 semi-annual	360,000	17,000	11,000	12.00	-	-
FY2005	720,000	35,000	22,000	-	12.00	24.00

Reference: (Forecast) Net income per share—basic (annual): 69.26 yen

Non-consolidated Balance Sheets

	FY2004 (As of March 31, 2004)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Assets			
Current assets	**187,189**	**240,991**	**(53,802)**
Cash and deposits	29,330	60,188	(30,858)
Trade notes receivable	794	3,059	(2,265)
Trade accounts receivable	76,271	68,418	7,853
Marketable securities	20,002	52,708	(32,706)
Finished goods	2,685	3,347	(662)
Raw materials	352	141	211
Work in process	18,089	15,648	2,441
Supplies	4,011	3,919	92
Prepaid expenses	173	198	(25)
Deferred tax assets	13,035	10,807	2,228
Other current assets	22,444	22,622	(178)
Less—allowance for doubtful accounts	(2)	(68)	66
Fixed assets	**1,548,133**	**1,179,351**	**368,782**
Property, plant and equipment	**234,059**	**225,472**	**8,587**
Buildings	72,580	70,847	1,733
Structures	7,765	7,363	402
Machinery and equipment	92,942	94,359	(1,417)
Vehicles and delivery equipment	1,133	1,208	(75)
Tools, furniture and fixtures	8,785	9,682	(897)
Land	40,567	35,279	5,288
Construction in progress	10,284	6,730	3,554
Intangible assets	**9,443**	**7,937**	**1,506**
Software	9,443	7,937	1,506
Investments and other assets	**1,304,630**	**945,941**	**358,689**
Investments in securities	1,121,117	776,387	344,730
Investments in subsidiaries	153,309	142,322	10,987
Long-term loans	10,410	10,887	(477)
Long-term prepaid expenses	10,754	11,804	(1,050)
Other investments and other assets	9,134	4,621	4,513
Less—allowance for doubtful accounts	(95)	(82)	(13)
Total assets	**1,735,323**	**1,420,342**	**314,981**

Notes:			
1. Accumulated depreciation of property, plant and equipment	354,486	340,315	14,171
2. Liabilities for guarantees	14,564	36,617	(22,053)
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,115	2,321	1,794

(Million yen; amounts less than one million yen are omitted.)

	FY2004 (As of March 31, 2004)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Liabilities			
Current liabilities	**170,114**	**250,849**	**(80,735)**
Trade notes payable	2,478	5,724	(3,246)
Trade accounts payable	87,156	82,854	4,302
Commercial paper	15,000	-	15,000
Current portion of binds	-	20,000	(20,000)
Current portion of convertible bonds	-	75,692	(75,692)
Other payables	13,661	13,702	(41)
Accrued expenses	26,296	22,697	3,599
Accrued income taxes	4,027	9,866	(5,839)
Advance received	53	106	(53)
Deposits received	2,017	1,270	747
Deposits received from employees	19,422	18,935	487
Long-term liabilities	**584,674**	**451,452**	**133,222**
Bonds	200,000	200,000	-
Long-term loans	20,000	20,000	-
Deferred tax liabilities	341,727	207,829	133,898
Allowance for retirement benefits	19,427	22,372	(2,945)
Other long-term liabilities	3,519	1,250	2,269
Total liabilities	**754,789**	**702,301**	**52,488**
Shareholders' equity			
Common stock	**80,462**	**68,046**	**12,416**
Capital surplus	**105,707**	**89,351**	**16,356**
Capital reserve	101,766	89,351	12,415
Other capital reserve	3,941	-	3,941
Gain on disposal of treasury stock	3,941	-	3,941
Retained earnings	**278,962**	**265,499**	**13,463**
Legal reserve	17,004	17,004	-
General reserve	180,714	180,557	157
Reserve for special depreciation	572	409	163
Reserve for reduction of acquisition cost of fixed assets	142	147	(5)
General reserves	180,000	180,000	-
Unappropriated retained earnings at end of year	81,243	67,937	13,306
<Included net income for year>	*<21,103>*	*<20,118>*	*<985>*
Net unrealized gain on other securities	**533,377**	**331,626**	**201,751**
Treasury stock at cost	**(17,975)**	**(36,483)**	**18,508**
Total shareholders' equity	**980,533**	**718,041**	**262,492**
Total liabilities and shareholders' equity	**1,735,323**	**1,420,342**	**314,981**

Non-consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - March 31, 2004)	FY2003 (April 1, 2002 - March 31, 2003)	Increase (Decrease)
Ordinary profits and losses			
Operating revenue and expenses			
Operating revenue	**749,616**	**747,637**	**1,979**
Net sales	749,616	747,637	1,979
Operating expenses	**718,282**	**708,227**	**10,055**
Cost of sales	663,258	656,063	7,195
Selling, general and administrative expenses	55,024	52,164	2,860
Operating income	**31,334**	**39,410**	**(8,076)**
Non-operating income and expenses			
Non-operating income	**15,877**	**14,768**	**1,109**
Interest income and dividends income	11,634	9,575	2,059
Other non-operating income	4,243	5,193	(950)
Non-operating expenses	**12,506**	**11,857**	**649**
Interest expenses	3,575	3,424	151
Other non-operating expenses	8,930	8,433	497
Ordinary income	**34,705**	**42,321**	**(7,616)**
(Extraordinary gains and losses)			
Extraordinary gains	**621**	**-**	**621**
Gain on transfer to a defined contribution pension plan	621	-	621
Extraordinary losses	**1,851**	**8,882**	**(7,031)**
Provision for retirement and severance benefit for director and corporate auditors	1,851	-	1,851
Revalued loss of investment securities	-	5,474	(5,474)
Loss on disposal of property, plant and equipment	-	3,407	(3,407)
Income before income taxes	**33,475**	**33,438**	**37**
Income taxes—current	15,560	20,015	(4,455)
Income taxes—deferred	(3,188)	(6,695)	3,507
Net income	**21,103**	**20,118**	**985**
Unappropriated retained earnings brought forward	64,043	50,936	13,107
Interim cash dividends	3,904	3,118	786
Unappropriated retained earnings at end of year	**81,243**	**67,937**	**13,306**

Proposed Appropriation of Non-consolidated Retained Earnings

(Million yen; amounts less than one million yen are omitted.)

	FY2004	FY2003	Increase (Decrease)
Unappropriated retained earnings at end of year	81,243	67,937	13,306
Reversal of reserve for special depreciation	96	65	31
Reversal of reserve for reduction of acquisition cost of fixed assets	8	8	0
Total	81,347	68,011	13,336
The above will be appropriated as follows:			
Cash dividends	3,811 *< 12.00 yen per share>*	3,513 *< 12.00 yen per share>*	298
Bonuses to directors	220	200	20
Bonuses to corporate auditors	26	23	3
Reserve for special depreciation	234	227	7
Reserve for reduction of acquisition cost of fixed assets	-	3	(3)
Unappropriated retained earnings to be carried forward	77,055	64,043	13,012

Note: On November 26, 2003, an interim cash dividend of 12.00 yen per share, or a total of 3,904 million yen was paid.

Changes in Members of the Board of Directors and Corporate Auditors

1. New Candidates for the Board of Corporate Auditors

	(Current Title)
Kosuke Ikebuchi	(Vice chairman, Toyota Motor Corporation)
Masaaki Furukawa	(President, Toyota Tsusyo Corporation)

2. Retiring Member of the Board of Corporate Auditors

	(Current Title)
Hiroshi Makino	(Corporate Auditor)

3. Planned change in the Titles of the Members of the Board of Directors

Executive Vice President

	(Current Title)
Norio Sato	(Senior Managing Director, Member of the Board)

Senior Managing Director

	(Current Title)
Iwao Katayama	(Managing Director, Member of the Board)